
11005278


H.B. Fuller

On Track for Transformation


2010 H.B. Fuller Annual Report

FINANCIAL HIGHLIGHTS

For the periods ended (in millions U.S. except per share and percentage data)*

	2003	2004	2005	2006	2007	2008	2009	2010
Net revenue	$1,123.3	$1,230.8	$1,329.6	$1,386.1	$1,400.3	$1,391.6	$1,234.7	**$1,356.2**
Gross profit	$ 320.2	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	**$ 399.0**
Gross margin[1]	28.5%	27.3%	27.6%	29.3%	29.9%	26.2%	30.1%	**29.4%**
Selling, general and administrative expenses (SG&A)[2]	$ 259.1	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	**$ 292.1**
Operating income[3]	$ 61.1	$ 55.7	$ 78.4	$ 109.5	$ 142.8	$ 109.6	$ 107.2	**$ 106.9**
Operating margin	5.4%	4.5%	5.9%	7.9%	10.2%	7.9%	8.7%	**7.9%**
EBITDA[4]	$ 109.9	$ 108.1	$ 128.0	$ 156.2	$ 193.2	$ 155.7	$ 153.9	**$ 148.1**
EBITDA margin	9.8%	8.8%	9.6%	11.3%	13.8%	11.2%	12.5%	**10.9%**
Earnings per diluted share[5]	$ 0.57	$ 0.45	$ 0.91	$ 1.21	$ 1.66	$ 1.41[6]	$ 1.47[7]	**$ 1.60[8]**
Organic growth	(1.3%)	3.6%	8.2%	(0.6%)	(5.6%)	(4.0%)	(8.4%)	**8.6%**

Selected Balance Sheet Data (in millions U.S. except percentage data)

	2003	2004	2005	2006	2007	2008	2009	2010
Total assets	$1,007.6	$1,135.4	$1,107.6	$1,478.5	$1,364.6	$1,081.3	$1,100.4	**$1,153.5**
Cash and cash equivalents	$ 4.0	$ 66.5	$ 158.1	$ 255.1	$ 246.4	$ 80.4	$ 100.2	**$ 133.3**
Total debt	$ 173.9	$ 173.9	$ 146.5	$ 258.7	$ 172.6	$ 240.1	$ 214.0	**$ 250.7**
Total stockholders' equity	$ 511.5	$ 555.5	$ 587.1	$ 777.8	$ 799.0	$ 535.6	$ 591.4	**$ 631.9**
Total debt to total capital ratio	25.4%	23.8%	20.0%	25.0%	17.8%	31.0%	26.6%	**28.4%**

* Please see the inside back cover for Financial Reconciliations and Footnotes.


NET REVENUE
(U.S. dollars in millions)


$1,386.1
$1,400.3
$1,391.6
$1,234.7
$1,356.2
06
07
08
09
10

GROSS PROFIT
(U.S. dollars in millions)


$406.4
$418.7
$364.5
$371.3
$399.0
06
07
08
09
10


EBITDA[4]
(U.S. dollars in millions)
(Percentage equals EBITDA margin)


$156.2
$193.2
$155.7
$153.9
$148.1
11.3%
13.8%
11.2%
12.5%
10.9%
06
07
08
09
10

EARNINGS PER DILUTED SHARE[5]


$1.21
$1.66
$1.41
$1.47
$1.60
06
07
08
09
10

RETURN ON GROSS INVESTMENT (ROGI)[9]
(percent)


7.5%
9.6%
8.1%
7.7%
7.3%
06
07
08
09
10

ORGANIC GROWTH
(percent)


(5.6%)
(4.0%)
(8.4%)
8.6%
06
07
08
09
10

Letter to Shareholders



Jim Owens
President
and Chief
Executive
Officer

Dear Shareholder:

I am pleased to report that in 2010, despite ongoing economic sluggishness, we delivered our most robust growth in 15 years. This is a direct result of many bold actions taken in support of our strategy and is a strong sign that H.B. Fuller's transformation to a growth company is well underway. Profitable, organic growth is a top priority for H.B. Fuller, and we are proud to deliver on this front, particularly given the uncertain times and environment.

In addition to our improvement in revenue, we achieved a second consecutive year of profit growth. We posted a 9 percent increase in adjusted earnings per share, despite the fact that raw material shortages and related economic conditions prevented us from reaching all of our long-term financial goals. In other bold moves designed to further our transformation, we capitalized on recent investments, while continuing our philosophy of building aggressively for the future. We elevated the caliber of our workforce by recruiting and training employees, notably in the commercial development side of our organization. We continued to create a culture that is externally focused, which will enable us to better serve customers as we build on our strong platform of adhesives products and services. All in all, we delivered a solid performance in a tough economy. Not only is this a worthy accomplishment, but it positions us well for the future. I am very proud of all our employees, throughout the world, who possess the spirit and desire to win and who worked collaboratively to advance H.B. Fuller in 2010. I thank them for their efforts and performance.

Of course, as in any year, there were disappointments, and ours this year were primarily related to margin contraction. While our average gross margins were near historic levels we experienced slippage in the second half of the year. This decrease occurred as raw material availability declined and costs increased at a rate greater than our price increases, a trend seen throughout the industry. This contributed to a shortfall in operating and EBITDA margins. Increasing our vigilance and discipline in this area will be a key focus for us in 2011.

2010: On track

Adhesives are our business. There are many manufacturers that produce adhesives and related products, some much larger and more diversified, but H.B. Fuller is proud to be the most significant global company that focuses primarily on adhesives. It is our core strength, and it's backed by nearly 125 years of knowledge and experience. Our goal, simply put, is to provide superior and innovative adhesives products and related services to customers throughout the world in our targeted market segments. We seek to work with our customers in a collaborative way, to understand their needs and to apply our expertise to deliver solutions. In 2010, we took a number of steps to better position us to do just that by building and strengthening customer relationships for the future.

Geographic presence

This past year, we continued to invest in emerging geographies and to expand our global footprint to better support our customer base in regions and markets where manufacturing is growing. Specifically:

2010 Transformation Timeline

The following events in 2010 helped propel H.B. Fuller forward.

March. The planned acquisition of Revertex Finewaters, a leading supplier of adhesives in Malaysia, is announced. Revertex Finewaters strengthens the company's presence in Southeast Asia and adds $18 million in annual net revenue.

April. H.B. Fuller closes on a new, $200 million, revolving-credit facility. It improves the company's liquidity position and provides additional flexibility to further growth efforts.

On the cover: H.B. Fuller's transformation to a growth company is well underway, as demonstrated by several recent accomplishments. These include (l to r): the Shanghai Technical Center's first full year of successful operation; the "Focus Forward" symposium, which took place in St. Paul, Minnesota, representing the company's commitment to the flexible packaging market; groundbreaking of a new manufacturing facility in Pune, India; the opening of the Nanjing, China, manufacturing facility, which specializes in reactive hot melt technologies; and the dedication of new office space in Mexico.

- We acquired Revertex Finewaters Sdn. Bhd. Revertex Finewaters is a leading supplier of industrial adhesives in Malaysia, with a well-developed export network throughout Southeast Asia, including Thailand, Indonesia, the Philippines, Vietnam and Singapore. With 2009 net revenue of $18 million, 104 employees, one manufacturing facility and a diversified product offering, Revertex Finewaters strengthens our market position and customer base in fast-growing Southeast Asia. Announced in March, the transaction closed in June, and the business made significant contributions to our Asia Pacific region in the second half of the year.
- We completed our manufacturing facility in Nanjing, China, which opened for operation in May. H.B. Fuller is the first multinational adhesives company in the region with a manufacturing facility focused on reactive hot melt technologies. Together with our technical center in Shanghai, which opened in February 2009, we are bringing resources closer to our customers in this region. In fact, in its first full year of operation, our technical center contributed notably; nearly $13 million of product sold in the region was developed or localized there.
- We expanded into India, breaking ground in October for a new manufacturing facility near the city of Pune, approximately 100 kilometers south of Mumbai. We have a small but growing presence in the Indian adhesives market, which is estimated to be between $300 and $400 million annually. India, one of the largest populations and most rapidly growing economies in the world, represents huge market potential for H.B. Fuller and our customers. Establishing a direct presence and local production capacity will enable us to serve customers in key markets including hygiene, packaging, labeling, graphic arts and woodworking; to strengthen our competitive presence; and to grow our business.

Customer Intimacy

While our global capability enables us to develop and leverage solutions for our customers around the world, our local presence allows us to be agile, to truly know and understand our customers and their specific needs, and to respond proactively to address them. In 2010, we took several specific actions to enhance our ability to partner with customers and to further establish customer intimacy.

- We drove excellence in our sales organization by hiring and training employees who are experts in our customers' businesses. The end-users of H.B. Fuller's products vary widely. We recognize that the knowledge needed to work with a cereal manufacturer is different than what is needed to assist a producer of disposable diapers or a "big box" retailer in the construction industry. We initiated a thoughtful, rigorous approach to help ensure that we have the right people in the right places to serve our diverse customer base.
- We also invested in enabling innovation, both at H.B. Fuller and for our customers' benefit, by investing in equipment that simulates our customers' processes. One example is in flexible packaging, which represents one of the fastest-growing segments within the adhesives industry. We purchased a Nordmeccanica® Super Combi 3000 Laminator—the only one of its kind at an adhesives company in the United States—and introduced it to customers at a forum in September. The Super Combi 3000 operates at high speeds—about 1,350 feet of film per minute—and can apply

April. H.B. Fuller exits the polysulfide-based insulating glass sealant business in Europe. The move allows better focus on the company's core growth markets.

May. The manufacturing facility in Nanjing, China, opens for operation. H.B. Fuller is the first multinational adhesives company in the region with a manufacturing facility focused on reactive hot melt technologies.

July. Thomas W. Handley is named to H.B. Fuller's board of directors, expanding the board to eight directors. Handley, currently president of Ecolab's global food and beverage sector, adds leadership and operations experience, particularly in emerging and key market segments.

water-based, solvent-based or solventless laminating adhesives. Using this specialized equipment, we are working directly with converters to simulate their production conditions and to develop new flexible packaging products. This example highlights just one way we are collaborating with customers to take their business to the next level. We made similar investments to simulate customer processes in Germany, Austria, China, Argentina and Mexico during 2010.

Results

Sharpening our customer focus in 2010 led to our strongest growth in 15 years. We grew net revenue nearly 10 percent to $1.36 billion. This noteworthy accomplishment was the result of our employees around the globe focusing on our customers and meeting their needs. Here is a closer look at how we performed:

- Our EIMEA (Europe, India, Middle East and Africa) segment delivered a breakout year, generating 14 percent organic growth. Results were delivered in both Western Europe and in emerging geographic markets.
- The Asia Pacific segment, benefiting from recent investments in China, delivered 10 percent organic growth in 2010. In addition to the organic growth, the segment grew substantially as a result of the Revertex Finewaters acquisition in Malaysia.
- The North America segment, our largest, grew organically at nearly 6 percent. Strong performances were delivered in Adhesives and Construction Products, both of which performed well in a very challenging market environment.
- Latin America also demonstrated nearly 6 percent organic growth, led by our Adhesives reporting unit.

Our adjusted, diluted earnings per share increased 9 percent in 2010 to $1.60. Our adjusted gross margins, although historically strong at 29.4 percent, declined 70 basis points from last year's record level. We strengthened our balance sheet with solid cash flow from operations and by raising new long-term financing at attractive rates. Our dividend payment to shareholders was increased for the 41st consecutive year.

Additional detail on our financial results is available in our Fiscal 2010 Form 10-K, located in this report.

2011: The Transformation Continues

When I came to H.B. Fuller two-and-a-half years ago, I was immediately impressed by the strengths our company possesses, notably the knowledgeable, committed employees who care deeply about H.B. Fuller and who work hard to deliver results. You saw evidence of that in this year's return to profitable, organic growth, and I am confident you will see much more as our transformation continues.

In November, I was honored to be asked by the board of directors to lead our company. During such times of transition, it is natural for shareholders to ask about the organization's future direction. H.B. Fuller is a strong company, headed in the right direction. Our strategy is sound, and our leadership team is talented. We have the right people in the right organizational structure throughout the company. Our immediate focus will be on executing with speed and rigor to deliver higher rates of return for our investors as we continue to grow our business. To that end, we have four immediate priorities:

August - September. Eighty-seven percent of H.B. Fuller employees participate in the third annual employee engagement survey. Employee engagement, a key indicator in determining a company's ability to drive performance, increases to 83 percent, significantly above benchmarks in global manufacturing and global chemical companies.

September. The board of directors authorizes a share repurchase program of up to $100 million of the company's outstanding common shares. The program allows H.B. Fuller to return excess capital to its shareholders while fully maintaining financial flexibility.

First, we will execute our strategy more quickly. Our direction is clear. We will turn plans and strategy into action more rapidly, through faster decision-making, clearer accountabilities and an empowered management team, with rigorous follow-through on agreed-upon actions. Speed of execution is paramount.

Second, we will manage our margins. Growth is important, but we will not sacrifice profitability. On this front, raw material availability remains our biggest ongoing concern. We will work collaboratively with suppliers and customers, and invest in new technologies, to turn this challenge into an opportunity.

Third, we will maximize the return on our recent investments in people and capabilities in order to meet expectations and generate results. We will continue to invest in markets and technologies to help drive growth but at a reduced rate of spending.

Fourth, we will focus on innovation as part of our culture. We have made positive strides on this front and will continue to embrace this mindset. As we become even more externally focused, we will continue to generate additional solutions for our customers, accelerating our ability to deliver profitable organic growth.

As we embark on a new fiscal year, we have great momentum. We have shown we are not afraid to take the right risks, and we will continue to make the right investments. And, we have demonstrated that, despite a difficult environment, it is possible to grow.

Going forward, H.B. Fuller will continue to operate under challenging economic conditions. However, we will continue to succeed by focusing on winning with customers and by improving our profitability, particularly in regions that are below our targeted level of performance.

I am excited about the year ahead. The team at H.B. Fuller is passionate about winning in 2011 and beyond. We have one eye on meeting our short-term goals and financial commitments for this year, and the other on developing and implementing plans that position us to deliver results in the future. We will continue to provide value for our customers, which will deliver results for you, our shareholders. We are on track, and our transformation continues.

Thank you for your continued support.

Jim Owens
President and Chief Executive Officer
H.B. Fuller Company

SEPTEMBER. H.B. FULLER HOSTS THE "FOCUS FORWARD" FLEXIBLE PACKAGING SYMPOSIUM TO SHOWCASE ITS NEW NORDMECCANICA® LAMINATOR AND BRING INNOVATION OPPORTUNITIES TO CUSTOMERS.

OCTOBER. GROUNDBREAKING IS HELD FOR THE COMPANY'S NEW MANUFACTURING FACILITY NEAR PUNE, INDIA. IT REPRESENTS H.B. FULLER'S COMMITMENT TO ESTABLISHING A PRESENCE IN THE FAST-GROWING INDIAN ADHESIVES MARKET.

NOVEMBER. JIM OWENS IS APPOINTED PRESIDENT AND CHIEF EXECUTIVE OFFICER OF H.B. FULLER AND A DIRECTOR OF THE BOARD. HE SUCCEEDS MICHELE VOLPI, WHO LED THE COMPANY FOR THE PREVIOUS FOUR YEARS.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 27, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number: 001-09225

H.B. FULLER COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0268370**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1200 Willow Lake Boulevard, St. Paul, Minnesota	**55110-5101**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 236-5900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange
Common Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions the of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Common Stock, par value $1.00 per share, held by non-affiliates of the registrant as of May 29, 2010 was approximately $1,035,492,579 (based on the closing price of such stock as quoted on the New York Stock Exchange of $21.33 on such date).

The number of shares outstanding of the Registrant's Common Stock, par value $1.00 per share, was 49,153,057 as of January 7, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to portions of the registrant's Proxy Statement of the Annual Meeting of Shareholders to be held on April 14, 2011.

H.B. FULLER COMPANY

2010 Annual Report on Form 10-K

Table of Contents

PART I

Item 1. Business

H.B. Fuller Company was founded in 1887 and incorporated as a Minnesota corporation in 1915. Our stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol FUL. As used herein, "H.B. Fuller", "we", "us", "our", "management" or "company" includes H.B. Fuller and its subsidiaries unless otherwise indicated.

We are a leading worldwide formulator, manufacturer and marketer of adhesives, sealants, paints and other specialty chemical products. Sales operations span 39 countries in North America, Europe, Latin America, the Asia Pacific region, India, the Middle East and Africa. Industrial adhesives represent our core product offering. As a percent of total net revenue, adhesives revenue was 84 percent, 82 percent, and 81 percent for 2010, 2009 and 2008, respectively. Customers use our adhesives products in manufacturing common consumer goods, including food and beverage containers, disposable diapers, windows, doors, flooring, appliances, sportswear and footwear. We also provide adhesives for a variety of industrial applications such as water filtration products and multi-wall bags. Through leveraging strong relationships with our customers, our adhesives help improve the performance of our customers' products or improve their manufacturing processes. We also provide our customers with technical support and unique solutions designed to address their specific needs. We have established a variety of product offerings for residential construction markets such as tile-setting adhesives, grout, sealants and related products. These products are sold primarily in North America and represent approximately 9 percent, 10 percent and 11 percent of our total revenue for 2010, 2009 and 2008, respectively. Liquid paint and related products are manufactured and sold in Central America, representing approximately 7 percent of our total revenue in 2010 and 8 percent in both 2009 and 2008.

Our business is reported in four regional operating segments: North America, EIMEA (Europe, India, Middle East and Africa), Latin America and Asia Pacific. The North America segment accounted for 42 percent of 2010 net revenue. EIMEA, Latin America and Asia Pacific accounted for 30 percent, 17 percent and 11 percent, respectively.

Segment Information

Each of our four operating segments apply core industrial adhesives products in a variety of markets: Assembly (appliances, filters, construction, etc.), packaging (food and beverage containers, consumer goods, durable and non-durable goods, etc.), converting (corrugation, tape and label, paper converting, multi-wall bags and sacks), nonwoven and hygiene (disposable diapers, feminine care, medical garments, tissue and towel), performance wood (windows, doors, wood flooring), textile (footwear, sportswear, etc.), flexible packaging, graphic arts and envelope.

The North America operating segment key business components are adhesives, about 78 percent of the segment's annual revenue, and construction products. Adhesives includes a full range of specialty adhesives such as thermoplastic, thermoset, water-based and solvent-based products. Sales are primarily made through a direct sales force with a smaller portion of sales through distributors. Construction products include products used for tile setting (adhesives, grouts, mortars, sealers, levelers, etc.) and HVAC and insulation applications (duct sealants, weather barriers and fungicidal coatings, block fillers, etc.). Construction product sales are made through a direct sales force, distributors and retailers.

The EIMEA operating segment is comprised of an adhesives component with the same range of products as North America. EIMEA adhesives sales are made through both a direct sales force and distributors.

The Latin America operating segment includes adhesives and liquid paints business components. The adhesives component is similar to that of North America and sales are made primarily through a direct sales force. The paints component has a leading market position, in Central America, under the Glidden® and Protecto® brands. Paint sales are primarily made through distributors and our network of retail stores located throughout Central America selling paint for residential and commercial applications (architectural, marine, highway safety, etc.).

The Asia Pacific operating segment is similar to that of North America, with one exception. The Asia Pacific adhesive component also includes caulks and sealants for the consumer market, sold through retailers. Adhesives sales are made through a direct sales force and distributors.

Financial Information with respect to our segments and geographic areas is set forth in Note 14 to the Consolidated Financial Statements and is incorporated herein by reference.

Non-U.S. Operations

The principal markets, products and methods of distribution outside the United States vary with each of our four regional operations generally maintaining integrated business units that contain dedicated supplier networks, manufacturing, logistics and sales organizations. The vast majority of the products sold within any region are produced within the region and the respective regions do not import significant amounts of product from other regions. At the end of 2010, we had sales offices and manufacturing plants in 19 countries outside the United States and satellite sales offices in another 17 countries.

We have adopted policies and processes, and conduct employee training, all of which are intended to ensure compliance with various economic sanctions and export controls, including the regulations of the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). We do not conduct any business in countries that are subject to U.S. economic sanctions such as Cuba, Iran, North Korea, Sudan and Syria, whether through subsidiaries, joint ventures or other direct or indirect arrangements, nor do we have any assets, employees or operations in these countries.

Competition

Many of our markets are highly competitive and we maintain a healthy position due to our adhesives, sealants and coatings portfolio. Within the adhesives and other specialty chemical markets, we believe few suppliers have comparable global reach and corresponding ability to deliver quality and consistency to multinational customers. Our competition is made up of two types of companies, similar multinational suppliers and regional suppliers that typically compete in only one region and often within a narrow geographic area within a region. The multinational competitors typically maintain a broad product offering and range of technology while regional companies tend to have limited product ranges and technology.

Principal competitive factors in the sale of adhesives and other specialty chemicals are product performance, supply assurance, technical service, quality, price and customer service.

Customers

We have cultivated strong, integrated relationships with a diverse set of customers worldwide, who are among the technology and market leaders in consumer goods, construction, and industrial markets. We pride ourselves on long-term, collaborative customer relationships and a diverse portfolio of customers where no single client accounted for more than 10 percent of consolidated net revenue.

Our leading customers include manufacturers of food and beverages, hygiene products, clothing, major appliances, filters, construction materials, wood flooring, furniture, cabinetry, windows, doors, tissue and towel, corrugation, tube winding, packaging, labels and tapes.

Our products are delivered to customers primarily from our manufacturing plants, with additional deliveries made through distributors and retailers.

Backlog

No significant backlog of unfilled orders existed at November 27, 2010 or November 28, 2009.

Raw Materials

We use several principal raw materials in our manufacturing processes, including tackifying resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials.

The majority of our raw materials are petroleum/natural gas based derivatives. Under normal conditions, raw materials are available on the open market. Prices and availability are subject to supply and demand market mechanisms. Higher crude oil and natural gas costs usually result in higher prices for raw materials; however, supply and demand balances also can have a significant impact.

During 2010 our raw material base was negatively impacted by increased demand, coupled with plant shutdowns and idled capacity of our suppliers. We expect that over an extended period of time this will correct itself to reflect global demand.

Patents, Trademarks and Licenses

Much of the technology we use in our manufacturing processes is available in the public domain. For technology not available in the public domain, we rely on trade secrets and patents when appropriate to protect our competitive position. We also license some patented technology from other sources. Our business is not materially dependent upon licenses or similar rights or on any single patent or group of related patents.

We enter into agreements with many employees to protect rights to technology and intellectual property. Confidentiality commitments also are routinely obtained from customers, suppliers and others to safeguard proprietary information.

We own numerous trademarks and service marks in various countries. Trademarks, such as H.B. Fuller®, Advantra®, Adalis®, Sesame®, Protecto®, TEC®, Plasticola®, Color Caulk®, Amco Tool®, AIM™, Rakoll® and Tile-Perfect® are important in marketing products. Many of our trademarks and service marks are registered. U.S. trademark registrations are for a term of ten years and are renewable every ten years as long as the trademarks are used in the regular course of trade. We also license the Glidden® trademark for use in our Latin America paints business.

Research and Development

Our investment in research and development creates new and innovative adhesive technology platforms, enhances product performance, ensures a competitive cost structure and leverages available raw materials. New product development is a key research and development outcome, providing higher-value solutions to existing customers or meeting new customers needs. Projects are coordinated globally through our network of laboratories.

Through designing and developing new polymers and new formulations, we will continue to grow in our current markets. We also develop new applications for existing products and technologies, and improve manufacturing processes to enhance productivity and product quality. Research and development efforts are closely aligned to customer needs, but we do not engage in customer sponsored activities. We foster open innovation and seek supplier-driven new technology and use relationships with academic and other institutions to enhance our capabilities.

Research and development expenses were $19.3 million, $17.0 million and $16.5 million in 2010, 2009 and 2008, respectively. Research and development costs are included in selling, general and administrative expenses.

Environmental, Health and Safety

We comply with applicable regulations relating to environmental protection and workers' safety. This includes regular review of and upgrades to environmental policies, practices and procedures as well as improved production methods to minimize our facilities' outgoing waste, based on evolving societal standards and increased environmental understanding.

Environmental expenditures to comply with environmental regulations over the next two years are estimated to be approximately $6.6 million, including approximately $1.1 million of capital expenditures. See additional disclosure under Item 3. Legal Proceedings.

Seasonality

Our North America and EIMEA operating segment revenues have historically been lower in winter months, which is primarily our first fiscal quarter, partially due to the seasonal decline in construction activities. There are also many international holidays in our first quarter, reducing the available shipping days.

Employees

Approximately 3,300 individuals were employed on November 27, 2010, of which approximately 1,100 were in the United States.

Executive Officers of the Registrant

The following table shows the name, age and business experience for the past five years of the executive officers as of January 15, 2011. Unless otherwise noted, the positions described are positions with the company or its subsidiaries.

Name	Age	Positions	Period Served
James J. Owens	46	President and Chief Executive Officer	November 2010-Present
		Senior Vice President, Americas	January 2010-November 2010
		Senior Vice President, North America	September 2008-January 2010
		Senior Vice President, Henkel Corporation (global manufacturer of adhesives, sealants and surface treatments)	April 2008-August 2008
		Corporate Vice President and General Manager, National Starch & Chemical Company, Adhesives Division (manufacturer of adhesives, sealants, specialty synthetic polymers and industrial starches)	December 2004-April 2008
James R. Giertz	53	Senior Vice President, Chief Financial Officer	March 2008-Present
		Senior Managing Director, Chief Financial Officer, GMAC ResCap (real estate finance company)	2006-2007
		Senior Vice President, Commercial & Industrial Products, Donaldson Company, Inc. (global provider of filtration equipment and replacement parts)	2000-2006
Kevin M. Gilligan	44	Vice President, Asia Pacific	March 2007-Present
		Group Vice President, General Manager, H.B. Fuller Window	December 2004-March 2007
Timothy J. Keenan	53	Vice President, General Counsel and Corporate Secretary	December 2006-Present
		General Counsel and Corporate Secretary	December 2005-December 2006
Steven Kenny	49	Senior Vice President, EIMEA	October 2009-Present
		President, Specialty Packaging Division, Pregis Corporation (international manufacturer, marketer, and supplier of protective packaging products and specialty packaging solutions)	August 2008-September 2009
		Corporate Vice President and General Manager, Europe, Middle East and Africa, National Starch & Chemical Company, Adhesives Division (manufacturer of adhesives, sealants, specialty synthetic polymers and industrial starches)	2005-2008
James C. McCreary, Jr.	54	Vice President, Corporate Controller	February 2008-Present
		Interim Chief Financial Officer, Vice President and Corporate Controller	February 2007-February 2008
		Vice President, Corporate Controller	November 2000-February 2007

Name	Age	Positions	Period Served
Ann B. Parriott	52	Vice President, Human Resources	January 2006-Present
		Vice President (Human Resources), Applied Global Services, Applied Materials (supplier of manufacturing systems and related services to the global semiconductor industry)	2004-2005
Barry S. Snyder	48	Vice President, Chief Technology Officer	October 2008-Present
		Global Technology Director, Celanese Corporation (global manufacturer of chemicals for consumer and industrial applications)	2007-October 2008
		Global Research Director/Adhesives and Sealants, Rohm and Haas Company (global manufacturer of specialty chemicals)	2004-2006

The Board of Directors elects the executive officers annually.

Available Information

For more information about us, visit our website at: http://www.hbfuller.com.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC) via EDGAR. Our SEC filings are available free of charge to the public at our website as soon as reasonably practicable after they have been filed with or furnished to the SEC.

Item 1A. Risk Factors

As a global manufacturer of adhesives, sealants, paints and other specialty chemical products, we operate in a business environment that is subject to various risks and uncertainties. Below are the most significant factors that could adversely affect our business, financial condition and results of operations.

Adverse conditions in the global economy could negatively impact our customers and therefore our financial results.

An economic downturn in the businesses or geographic areas in which we sell our products could reduce demand for these products and result in a decrease in sales volume that could have a negative impact on our results of operations. Product demand often depends on end-use markets. Economic conditions that reduce consumer confidence or discretionary spending may reduce product demand. Challenging economic conditions may also impair the ability of customers to pay for products they have purchased, and as a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

Increases in prices and declines in the availability of raw materials could negatively impact our financial results.

Raw materials needed to manufacture products are obtained from a number of suppliers and many of the materials are petroleum-based derivatives, minerals and metals. Under normal market conditions, these materials are generally available on the open market from a variety of producers. While alternate supplies of most key raw materials are available, supplier production outages may lead to strained supply-demand situations for certain raw materials. The substitution of key raw materials requires us to identify new supply sources, reformulate, retest and may require seeking re-approval from our customers using those products. From time to time, the prices and availability of these raw materials may fluctuate, which could impair the ability to procure necessary materials, or increase the cost of manufacturing products. If the prices of raw materials increase in a short period of time, we may be unable to pass these increases on to our customers in a timely manner and could experience reductions to our profit margins.

Uncertainties in foreign political and economic conditions and fluctuations in foreign currency may adversely affect our results.

Approximately 59 percent, or $800 million, of net revenue was generated outside the United States in 2010. International operations could be adversely affected by changes in political and economic conditions, trade protection measures, restrictions on repatriation of earnings, differing intellectual property rights and changes in regulatory requirements that restrict the sales of products or increase costs. Also, fluctuations in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in earnings and may adversely affect the value of our assets outside the United States. Although we utilize risk management tools, including hedging, as appropriate, to mitigate market fluctuations in foreign currencies, any changes in strategy in regard to risk management tools can also affect sales revenue, expenses and results of operations and there can be no assurance that such measures will result in cost savings or that all market fluctuation exposure will be eliminated.

We experience substantial competition in each of the operating segments and geographic areas in which we operate.

Our wide variety of products are sold in numerous markets, each of which is highly competitive. Our competitive position in markets is, in part, subject to external factors. For example, supply and demand for certain of our products is driven by end-use markets and worldwide capacities which, in turn, impact demand for and pricing of our products. Many of our direct competitors are part of large multi-national companies and may have more resources than we do. Any increase in competition may result in lost market share or reduced prices, which could result in reduced profit margins. This may impair the ability to grow or even to maintain current levels of revenues and earnings. While we have an extensive customer base, loss of certain top customers could adversely affect our financial condition and results of operations until such business is replaced, and no assurances can be made that we would be able to regain or replace any lost customers.

Failure to develop new products and protect our intellectual property could negatively impact our future performance and growth.

Ongoing innovation and product development are important factors in our competitiveness. Failure to create new products and generate new ideas could negatively impact our ability to grow and deliver strong financial results. We continually apply for and obtain U.S. and foreign patents to protect the results of our research for use in our operations and licensing. We are party to a substantial number of patent licenses and other technology agreements. We rely on patents, confidentiality agreements and internal security measures to protect our intellectual property. Failure to protect this intellectual property could negatively affect our future performance and growth.

We may be required to record impairment charges on our long-lived assets.

Weak demand may cause underutilization of our manufacturing capacity or elimination of product lines; contract terminations or customer shutdowns may force sale or abandonment of facilities and equipment; or other events associated with weak economic conditions or specific product or customer events may require us to record an impairment on tangible assets, such as facilities and equipment, as well as intangible assets, such as intellectual property or goodwill, which would have a negative impact on our financial results.

We have lawsuits and claims against us with uncertain outcomes.

Our operations from time to time are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The results of any future litigation or settlement of such lawsuits and claims are inherently unpredictable, but such outcomes could be adverse and material in amount. See Item 3. Legal Proceedings for a discussion of current litigation.

Costs and expenses resulting from compliance with environmental laws and regulations may negatively impact our operations and financial results.

We are subject to numerous environmental laws and regulations that impose various environmental controls on us or otherwise relate to environmental protection, the sale and export of certain chemicals or hazardous materials, and various health and safety matters. The costs of complying with these laws and regulations can be significant and may increase as applicable requirements and their enforcement become more stringent and new rules are implemented. Adverse developments and/or periodic settlements could negatively impact our results of operations and cash flows. See Item 3. Legal Proceedings for a discussion of current environmental matters.

Distressed financial markets may result in dramatic deflation of asset valuations and a general disruption in capital markets.

Adverse equity market conditions and volatility in the credit markets could have a negative impact on the value of our pension trust assets and our future estimated pension liabilities, and other post-retirement benefit plans. In addition, we could be required to provide increased pension plan funding. As a result, our financial results could be negatively impacted. Reduced access to capital markets may affect our ability to invest in strategic growth initiatives such as acquisitions. In addition, the reduced credit availability could limit our customers' ability to invest in their businesses, refinance maturing debt obligations, or meet their ongoing working capital needs. If these customers do not have sufficient access to the financial markets, demand for our products may decline.

The inability to make or effectively integrate acquisitions may affect our results.

As part of our growth strategy, we intend to pursue acquisitions of complementary businesses or products and joint ventures. The ability to grow through acquisitions or joint ventures depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions or joint venture arrangements. If we fail to successfully integrate acquisitions into our existing business, our results of operations and cash flows could be adversely affected.

Catastrophic events could disrupt our operations or the operations of our suppliers or customers, having a negative impact on our financial results.

Unexpected events, including natural disasters and severe weather events, fires or explosions at our facilities or those of our suppliers, acts of war or terrorism, supply disruptions or breaches of security of our information technology systems could increase the cost of doing business or otherwise harm our operations, our customers and our suppliers. Such events could reduce demand for our products or make it difficult or impossible for us to receive raw materials from suppliers and deliver products to our customers.

The inability to attract and retain qualified personnel could adversely impact our business.

Sustaining and growing our business depends on the recruitment, development and retention of qualified employees. The inability to recruit and retain key personnel or the unexpected loss of key personnel may adversely affect our operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Principal executive offices and central research facilities are located in the St. Paul, Minnesota area. These facilities are company-owned and contain 247,630 square feet. Manufacturing operations are carried out at 16 plants located throughout the United States and at 19 plants located in 18 other countries. In addition, numerous sales and service offices are located throughout the world. We believe that the properties owned or leased are suitable and adequate for our business. Operating capacity varies by product line, but additional production capacity is available for most product lines by increasing the number of shifts worked. The following is a list of our manufacturing plants as of November 27, 2010 (each of the listed properties is owned by us, unless otherwise specified):

Region	Manufacturing Sq Ft
North America	
California - Roseville	82,202
Florida - Gainesville	6,800
Georgia - Covington	73,500
- Dalton	72,000
- Tucker	69,000
Illinois - Aurora	149,000
- Palatine	55,000
Kentucky - Paducah	252,500
Michigan - Grand Rapids	65,689
Minnesota - Fridley	15,850
- Vadnais Heights	53,145
New Jersey - Edison	9,780
Ohio - Blue Ash	102,000
Texas - Houston	11,000
- Mesquite	25,000
Washington - Vancouver	35,768
Total U.S.	**1,078,234**
Canada - Boucherville, QC[2]	36,500
North America Total	**1,114,734**

Region	Manufacturing Sq Ft
Asia Pacific	
Australia - Dandenong South, VIC	71,280
Republic of China - Huangpu Guangzhou[1]	68,380
- Nanjing	8,611
Malaysia - Selongor	52,640
Philippines - Laguna	10,759
Asia Pacific Total	**211,670**
EIMEA	
Austria - Wels[1]	66,500
Egypt - 6th of October City	8,525
Germany - Lueneburg	64,249
- Nienburg	139,248
Italy - Borgolavezzaro, (No)	24,219
Portugal - Mindelo	90,193
United Kingdom - Dukinfield	17,465
EIMEA Total	**410,399**
Latin America	
Argentina - Buenos Aires	10,367
Brazil - Sorocaba, SP[2]	7,535
Chile - Maipu, Santiago	64,099
Colombia - Itagui, Antioquia[1]	7,800
Costa Rica - Alajuela	4,993
- Alto de Ochomogo Cartago	167,199
Honduras - San Pedro Sula	23,346
Republic of Panama - Tocumen Panama	30,588
Latin America Total	**315,927**

1 Leased Property

2 Idle Property

Item 3. Legal Proceedings

Environmental Matters. From time to time, we are identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at the Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil at the Sorocaba facility and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of November 27, 2010, $1.2 million was recorded as a liability for expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, we may be required to record additional liabilities related to remediation costs at the Sorocaba facility.

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of November 27, 2010, we had reserved $2.9 million, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not believe that these matters, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we do not believe, based upon currently available information, that the ultimate resolution of any pending matter, individually or in aggregate, including the asbestos litigation described in the following paragraphs, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, during the fourth quarter of 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage. The lawsuit is in its early stages.

As referenced above, during the fourth quarter of 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4.1 million, based on a present value calculation, towards the settlement amount to be paid to the claimants in exchange for a full release of claims. Of this amount, our insurers had committed to pay $2.0 million based on the probable liability of $4.1 million. From the time of the settlement through the third quarter of 2010 we contributed $1.7 million toward settlements related to this agreement and insurers paid $0.9 million of that amount. Our best estimate for the settlement amounts yet to be paid related to this agreement is $0.8 million with insurers expected to pay $0.5 million of that amount. We no longer expect to pay the maximum amounts of the annual settlements, therefore our accrual is now recorded on an undiscounted basis.

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

($ in millions)	Year Ended November 27, 2010	Year Ended November 28, 2009	Year Ended November 29, 2008
Lawsuits and claims settled	**4**	7	5
Settlements reached	**$0.5**	$0.8	$0.8
Insurance payments received or expected to be received	**$0.4**	$0.6	$0.6

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of November 27, 2010, our probable liabilities and insurance recoveries related to asbestos claims were $1.3 million and $0.9 million respectively. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we do not believe that asbestos-related litigation, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements in such litigation could negatively impact the results of operations or cash flows in one or more future quarters.

In addition to product liability claims discussed above, we are involved in other claims or legal proceedings related to our products, which we believe are not out of the ordinary in a business of the type and size in which we are engaged.

Item 4. (Removed and Reserved)

PART II. OTHER INFORMATION

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "FUL." As of January 7, 2011, there were 2,453 common shareholders of record for our common stock. The following table shows the high and low sales price per share of our stock and the dividends declared for the fiscal quarters.

	High and Low Sales Price				Dividends (Per Share)	
	2010		2009			
	High	Low	High	Low	2010	2009
First quarter	$24.66	$19.25	$16.89	$11.03	$0.0680	$0.0660
Second quarter	24.56	19.85	18.94	9.70	0.0700	0.0680
Third quarter	22.94	18.47	21.50	16.47	0.0700	0.0680
Fourth quarter	21.67	18.77	23.06	18.61	0.0700	0.0680

There are no significant contractual restrictions on our ability to declare or pay dividends. We currently expect that comparable dividends on our common stock will continue to be paid in the future.

Total Shareholder Return Graph

The line graph below compares the cumulative total shareholder return on our common stock for the last five fiscal years with cumulative total return on the S&P SmallCap 600 Index and Dow Jones U.S. Specialty Chemicals Index. This graph assumes a $100 investment in each of H.B Fuller, the S&P SmallCap 600 Index and the Dow Jones U.S. Specialty Chemicals Index at the close of trading on December 3, 2005, and also assumes the reinvestment of all dividends.



Comparison of Cumulative Five Year Total Return
$300
$250
$200
$150
$100
$50
$0
12/03/05
12/02/06
12/01/07
11/29/08
11/28/09
11/27/10
H.B. Fuller Company
S&P SmallCap 600 Index
Dow Jones US Specialty Chemicals Index

Item 6. Selected Financial Data

(Dollars in thousands, except per share amounts)	Fiscal Years				
	2010	**2009**	**2008**	**2007[3]**	**2006[3 4]**
Net revenue	**$1,356,161**	$1,234,659	$1,391,554	$1,400,258	$1,386,108
Net income attributable to H.B. Fuller[1]	**$ 70,877**	$ 83,654	$ 18,889	$ 101,144	$ 72,701
Percent of net revenue	**5.2**	6.8	1.4	7.2	5.2
Total assets	**$1,153,457**	$1,100,445	$1,081,328	$1,364,602	$1,478,471
Long-term debt, excluding current installments	**$ 200,978**	$ 162,713	$ 204,000	$ 137,000	$ 224,000
Total H.B. Fuller stockholders' equity	**$ 631,934**	$ 591,354	$ 535,611	$ 798,993	$ 777,792
Per Common Share:					
Income from continuing operations before cumulative effect of accounting change:					
Basic	**$ 1.46**	$ 1.73	$ 0.37	$ 1.69	$ 1.24
Diluted	**$ 1.43**	$ 1.70	$ 0.36	$ 1.66	$ 1.21
Dividends declared and paid	**$ 0.2780**	$ 0.2700	$ 0.2625	$ 0.2560	$ 0.2488
Book value[2]	**$ 12.85**	$ 12.15	$ 11.06	$ 13.91	$ 12.98
Number of employees	**3,345**	3,129	3,141	3,234	3,574

1 Prior year amounts have been adjusted for reclassifications associated with the adoption of SFAS 160. 2008 includes after tax charges of $54.3 million related to the write-off of goodwill in our construction products reporting unit and other impairment charges.

2 Book value is calculated by dividing total H.B. Fuller stockholders' equity by the number of common stock shares outstanding as of our fiscal year end.

3 All amounts have been adjusted for removal of discontinued operations.

4 All amounts have been adjusted for: a) the July 2006 2-for-1 stock split and b) reclassifications associated with the adoption of SFAS 123R.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

H.B. Fuller Company is a global formulator, manufacturer and marketer of adhesives and other specialty chemical products. We are managed through four regional operating segments—North America, EIMEA (Europe, India, Middle East and Africa), Latin America and Asia Pacific.

Each of the four segments manufactures and supplies adhesives products in the assembly, packaging, converting, nonwoven and hygiene, performance wood, flooring, textile, flexible packaging, graphic arts and envelope markets. In addition, the North America segment provides construction products such as ceramic tile installation products and HVAC adhesives and sealants. The Latin America segment also manufactures and sells paints primarily in the Central American countries.

Total Company: When reviewing our financial statements, it is important to understand how certain external factors impact us. These factors include:

- Changes in the prices of commodities, such as crude oil and natural gas
- Global supply and demand of raw materials
- Economic growth rates, and
- Currency exchange rates compared to the U.S. dollar

We purchase thousands of raw materials, the majority of which are petroleum/natural gas derivatives. With over 75 percent of our cost of sales accounted for by raw materials, our financial results are extremely sensitive to changing costs in this area. In addition to the impact from commodity prices, the supply and demand of raw materials also have a significant impact on our costs. As demand increases in high-growth areas, such as the Asia Pacific region, the supply of key raw materials may tighten, resulting in certain materials being put on allocation. Natural disasters, such as hurricanes, also can have an impact as key raw material producers are shut down for extended periods of time. We continually monitor capacity utilization figures, market supply and demand conditions, feedstock costs and inventory levels, as well as derivative and intermediate prices, which affect our raw materials.

In 2010 we generated 41 percent of our net revenue in the U.S. and 30 percent in EIMEA. The pace of economic growth in these areas directly impacts certain industries to which we supply products. For example, adhesives-related revenues from durable goods customers in areas such as appliances, furniture and other woodworking applications tend to fluctuate with the overall economic activity. In business components such as construction products and insulating glass, revenues tend to move with more specific economic indicators such as housing starts and other construction-related activity.

The movement of foreign currency exchange rates as compared to the U.S. dollar impacts the translation of the foreign entities' financial statements into U.S. dollars. As foreign currencies strengthen against the dollar, our revenues and costs increase as the foreign currency-denominated financial statements translate into more dollars. The fluctuations of the Euro against the U.S. dollar have the largest impact on our financial results as compared to all other currencies. In 2010, the currency fluctuations had a positive impact on net revenue of $2.2 million as compared to 2009.

Key financial results and transactions for 2010 included the following:

- Net revenue increased 9.8 percent from 2009 primarily driven by the 7.4 percent increase in sales volume.
- Gross profit margin decreased to 29.3 percent from 30.1 percent in 2009 mostly due to the increase in raw material costs.

- Cash flow generated from operating activities was $74.1 million in 2010 as compared to $71.4 in 2009 and $43.3 million in 2008.
- We issued $150.0 million of new long-term debt from our November 13, 2009 note purchase agreement, which was funded in the first quarter of 2010.
- We recorded exit costs and impairment charges of $11.4 million ($8.4 million after tax) to exit our polysulfide-based insulating glass product line in Europe.
- We completed the acquisition of the outstanding shares of Revertex Finewaters Sdn. Bhd. located near Kuala Lumpur, Malaysia on June 2, 2010 for approximately $26.8 million.

The global economic conditions showed modest improvement in the first half of 2010 and then slowed the second half of the year. Our total year organic sales growth increased 8.6 percent for 2010 compared to 2009. After the first six months of 2010, our organic sales growth was 13.0 percent compared to the same period of 2009. Our sales volume increased 7.4 percent in 2010 as compared to 2009, however the increase in raw material costs contributed to a decrease in both gross profit margin and operating income compared to 2009.

In 2010 our diluted earnings per share decreased to $1.43 per share from $1.70 per share in 2009. The most significant factors impacting 2010 results were the increase in raw material costs and the exit costs and impairment charges to exit our polysulfide-based insulating glass product line. The exit costs and impairment charges resulted in a pretax loss of $11.4 million. On an after-tax basis, this was a negative $8.4 million impact on net income and a negative $0.17 effect on earnings per share. In 2009 we settled a lawsuit with the former owners of the Roanoke Companies Group, a business we acquired in 2006. The settlement resulted in a pretax gain of $18.8 million which was $11.8 million after tax or $0.24 per share. In 2010 we continued to invest to make H.B. Fuller a stronger company. Investments made in 2010 included additional resources in our sales and technical organizations, strengthening our management team, completing the construction of a manufacturing facility in China, and the Revertex Finewaters acquisition in Malaysia.

2011 Outlook

For 2011, we expect to capitalize on the investments we have made and we expect net revenue to grow. Every five or six years we have a 53rd week in our fiscal year. 2011 will be a 53-week year for us which will contribute to our revenue growth. The coming quarters may prove to be difficult as raw materials remain in short supply and economic activity remains uncertain. We expect our cost of raw material to be higher in 2011 than 2010. Despite these expected cost increases, our gross margin should improve as past and planned pricing actions along with other cost management steps get in-line with raw material price escalation. We also expect operating expenses to be leveraged to further enhance our operating margin in 2011.

Our capital spending plans for 2011 are higher than in previous years reflecting our confidence in our business and the opportunities we see to improve the productivity of our business and our prospects for growth, especially in the emerging markets. We have borrowing capacity to support a significant level of merger and acquisition activity. Management continuously evaluates potential opportunities.

Our new CEO, Jim Owens, assumed his role on November 19, 2010. Mr. Owens joined the company in 2008. Prior to being named CEO, Mr. Owens was the Senior Vice President, Americas. In this role, he delivered two successive years of profit growth in our most profitable North American business, led the transformation of our Latin American businesses and has been instrumental in driving the growth agenda for the company worldwide. Mr. Owens has nearly 25 years of experience in the adhesives industry. We expect that Mr. Owens' broad experience both with our company and in the adhesives industry will be a strong contributing factor to our success in achieving our operational and strategic initiatives in the coming year.

Critical Accounting Policies and Significant Estimates: Management's discussion and analysis of our results of operations and financial condition are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We believe the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are pension and other postretirement plan assumptions; goodwill impairment assessment; long-lived assets recoverability; share-based compensation accounting; product, environmental and other litigation liabilities; and income tax accounting.

Pension and Other Postretirement Plan Assumptions: We sponsor defined-benefit pension plans in both U.S. and foreign entities. Also in the U.S. we sponsor other postretirement plans for health care and life insurance costs. Expenses and liabilities for the pension plans and other postretirement plans are actuarially calculated. These calculations are based on our assumptions related to the discount rate, expected return on assets, projected salary increases and health care cost trend rates. Note 10 to the Consolidated Financial Statements includes disclosure of assumptions employed in these measurements for both the non-U.S. and U.S. plans.

The discount rate assumption is determined using an actuarial tool that applies a yield curve approach which enables us to select a discount rate that reflects the characteristics of the plan. The tool identifies a broad universe of corporate bonds that meet the quality and size criteria for the particular plan. This is in contrast to using a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. A lower discount rate increases the present value of the pension obligations, which results in higher pension expense. The discount rate for the U.S. pension plan was 5.49 percent at November 27, 2010, as compared to 5.72 percent at November 28, 2009 and 6.94 percent at November 29, 2008. Net periodic pension cost for a given fiscal year is based on assumptions developed at the end of the previous fiscal year. A discount rate reduction of 0.5 percentage points at November 27, 2010 would increase pension and other postretirement plan expense approximately $2.7 million (pretax) in fiscal 2011. Discount rates for non-U.S. plans are determined in a manner consistent with the U.S. plan.

The expected return on assets assumption on the investment portfolios for the pension and other postretirement benefit plans is based on the long-term expected returns for the investment mix of assets in the portfolio based on our investment strategy. Our current investment strategy for the U.S. pension plan is to invest 60 percent of the portfolio in equities and 40 percent in fixed income securities. The investment mix of assets as of November 27, 2010 was 60 percent equities, 39 percent fixed income securities and 1 percent cash. The investment mix of assets as of November 27, 2010 for our non-U.S. pension plans was 47 percent equities and 53 percent fixed income securities.

Asset values declined significantly from the August 31 measurement date in 2008 into the second quarter of 2009 due to the deterioration of the credit markets before rebounding for the remainder of 2009. The combination of the reduced asset values and the higher pension obligations due to the lower discount rate resulted in our pension plans being significantly under-funded. Therefore, in the fourth quarter of 2009 we elected to contribute $75 million to the U.S. pension plan for the purpose of restoring the asset values up to the level of the projected benefit obligations and to reduce 2010 net periodic benefit cost. As of November 28, 2009 the U.S. pension plan assets were just 1.3 percent below the plan's projected benefit obligations. As of November 28, 2009 the $75 million had not yet been allocated to the targeted investments; therefore, the investment mix of assets as of November 28, 2009 was 49.5 percent equities and 50.5 percent fixed income securities. Our investment strategy for the non-U.S. pension plans was also amended in 2009 to be more balanced between equities and fixed income securities. For reasons similar to the U.S. plan, we also contributed $50 million to the German plan in the fourth quarter of 2009.

The expected return on assets used in calculating the net periodic benefit cost for the U.S. pension plan was 7.90 percent for 2010, 8.75 percent for 2009 and 9.00 percent for 2008. For 2011, the rate will change to 8.00 percent. A change of 0.5 percentage points for the expected return on assets assumption would impact U.S. net pension and other postretirement plan expense by approximately $ 1.7 million (pretax). Expected return on asset assumptions for non-U.S. plans is determined in a manner consistent with the U.S. plan.

The projected salary increase assumption is based on historic trends and comparisons to the external market. Higher rates of increase result in higher pension expenses. As this rate is also a long-term expected rate, it is less likely to change on an annual basis. In the U.S., we have used the rate of 4.19 percent for 2010, 4.18 percent for 2009 and 4.23 percent for 2008.

Goodwill: Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a purchase business combination. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to a reporting unit, it no longer retains its association with a particular acquisition and all the activities within a reporting unit are available to support the value of goodwill. Accounting standards require us to test goodwill for impairment annually or more often if circumstances or events indicate a change in the estimated fair value.

The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates and future capital expenditures. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

In 2008 after our initial annual assessment, we determined that our goodwill was not impaired. In the fourth quarter of 2008 however, as economic conditions worsened and the capital markets became distressed, we determined that circumstances had changed enough to trigger another goodwill impairment assessment as of November 29, 2008. That assessment resulted in the determination that the fair value of our construction products reporting unit was less than the carrying value of its net assets, including goodwill. This was due to a decline in the estimated future discounted cash flows expected from the reporting unit. The adverse economic conditions, especially in the U.S. housing and other construction markets, were the primary driver of the reduction in forecasted discounted cash flows. The amount of the pretax impairment charge in the fourth quarter of 2008 was $85.0 million ($52.8 million after tax). The $85.0 million pretax charge was an estimated amount as of November 29, 2008. The final valuation work was completed in the first quarter of 2009 and resulted in an additional pretax impairment charge of $0.8 million ($0.5 million after tax). The amount of goodwill assigned to the construction products reporting unit was $99.1 million prior to any impairment charges. After the final valuation and additional impairment charge, the amount of goodwill is $13.3 million.

In the fourth quarter of 2010, we conducted the required annual test of goodwill for impairment. There were no indications of impairment. Of the goodwill balance of $109.0 million as of November 27, 2010, $25.3 million resides in the North America adhesives reporting unit and $45.2 million resides in EIMEA. In both of these reporting units, the calculated fair value exceeded the carrying value of the net assets by a significant margin. The construction products reporting unit, which resides in the North America segment, had a goodwill balance of $13.3 million as of November 27, 2010. The calculated fair value of this reporting unit exceeded its carrying value by approximately 64 percent. The goodwill balance in the Asia Pacific segment of $20.1 million as of

November 27, 2010 included $12.3 million of goodwill from the recent Revertex Finewaters acquisition in Malaysia. The calculated fair value of this reporting unit exceeded its carrying value by approximately 41 percent.

The construction products reporting unit continues to be the reporting unit with the least amount of excess fair value over its carrying value. The residential construction market in the U.S. began to stabilize in 2010 and our construction products reporting unit had net revenue growth of 5.2 percent over 2009 mainly due to increased sales volume. The construction products reporting unit exceeded its revenue and earnings projections in 2010. The fair value for the construction products reporting unit exceeded its carrying value by approximately 64 percent. The projected cash flows used in the fair value calculation were based on continued growth in 2011. For years beyond 2011, the net revenue projections assume continued growth in 2012 through 2014 with a leveling off in the low-single digits for the remaining years. Operating earnings for the construction products reporting unit are projected to grow primarily due to revenue growing at a higher rate than SG&A expenses thereby providing better leverage in earnings in future years.

Although we believe the assumptions used to estimate the fair value of the construction products reporting unit are realistic, a slowdown of the U.S. residential construction industry could have an adverse impact on construction products' future cash flows. If the reporting unit does not meet its revenue and cash flow projections for 2011, then the fair value could fall below the carrying value of the net assets. That would trigger a step 2 analysis and could lead to an impairment charge if the implied goodwill is calculated to be less than the $13.3 million goodwill balance.

In all other reporting units, the calculated fair value significantly exceeded the carrying value of the net assets.

See Note 6 to the Consolidated Financial Statements.

Recoverability of Long-Lived Assets: The assessment of the recoverability of long-lived assets reflects our assumptions and estimates. Factors that we must estimate when performing impairment tests include sales volume, prices, inflation, currency exchange rates, tax rates and capital spending. Significant judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed.

Judgments made by us related to the expected useful lives of long-lived assets and the ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance.

During the second quarter of 2010, we decided to exit our polysulfide-based insulating glass product line in Europe. This product line was failing to meet return on gross investment targets. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8.8 million to write-down the value of intangible assets and $0.6 million to write down property, plant and equipment.

Share-based Compensation: We have granted stock options, restricted stock and deferred compensation awards to certain employees and non-employee directors. We recognize compensation expense for all share-based payments granted after December 3, 2005 and prior to but not yet vested as of December 3, 2005, in accordance with accounting standards. Under the fair value recognition provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (ASC) 505 and 718, we recognize share-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award (normally the vesting period).

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. We use the Black-Scholes model to value our stock option awards. We believe that future volatility will not materially differ from our historical volatility. Thus, we use the historical volatility of our common stock over the expected life of the award. The assumptions used in calculating the fair value of share-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be significantly different from what has been recorded in the current period. See Note 3 to the Consolidated Financial Statements for a further discussion on share-based compensation.

Product, Environmental and Other Litigation Liabilities: As disclosed in Item 3 and in Note 1 and Note 12 to the Consolidated Financial Statements, we are subject to various claims, lawsuits and other legal proceedings. Reserves for loss contingencies associated with these matters are established when it is determined that a liability is probable and the amount can be reasonably estimated. The assessment of the probable liabilities is based on the facts and circumstances known at the time that the financial statements are being prepared. For cases in which it is determined that a liability has been incurred but only a range for the potential loss exists, the minimum amount of the range is recorded and subsequently adjusted as better information becomes available.

For cases in which insurance coverage is available, the gross amount of the estimated liabilities is accrued and a receivable is recorded for any probable estimated insurance recoveries. As of November 27, 2010, we have accrued $1.3 million for potential liabilities and $0.9 million for potential insurance recoveries related to asbestos litigation. We have also recorded $2.9 million for environmental investigation and remediation liabilities, including $1.2 million for environmental remediation and monitoring activities at our Sorocaba, Brazil facility as of November 27, 2010. A complete discussion of environmental, product and other litigation liabilities is disclosed in Item 3 and Note 12 to the Consolidated Financial Statements.

Based upon currently available facts, we do not believe that the ultimate resolution of any pending legal proceeding, individually or in the aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact our results of operations or cash flows in one or more future quarters.

Income Tax Accounting: As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. At November 27, 2010, the valuation allowance to reduce deferred tax assets totaled $3.5 million. See Note 8 to the Consolidated Financial Statements for further information on income tax accounting.

Results of Operations

Net revenue:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Net revenue	$1,356.2	$1,234.7	$1,391.6	9.8%	(11.3)%

Net revenue in 2010 of $1,356.2 increased $121.5 million or 9.8 percent from 2009 net revenue of $1,234.7 million. The 2009 net revenue was $156.9 million or 11.3 percent below the net revenue of $1,391.6 million in 2008. We review variances in net revenue in terms of changes related to product pricing, sales volume, changes in foreign currency exchange rates and acquisitions. The following table shows the net revenue variance analysis for the past two years:

	2010 vs 2009	2009 vs 2008
Product pricing	1.1%	3.3%
Sales volume	7.4%	(11.7)%
Currency	0.2%	(3.6)%
Acquisitions	1.1%	0.7%
	9.8%	(11.3)%

Organic sales growth, which we define as the combined variances from product pricing and sales volume, increased 8.5 percent (positive 7.4 percent from sales volume and 1.1 percent from selling prices) in 2010 as compared to 2009. All of our operating segments had positive organic sales growth in 2010 compared to 2009. The organic sales growth was driven by double-digit growth in both the EIMEA operating segment and the Latin America Adhesives component and nearly double-digit growth in the Asia Pacific operating segment. North America adhesives and construction products both had over 5.0 percent organic sales growth compared to last year. The net revenue variances from acquisitions were due to the Revertex Finewaters acquisition in the third quarter of 2010 and the acquisition of Nordic Adhesive Technology during the second quarter of 2009.

Comparing 2009 to 2008, organic sales growth was a negative 8.4 percent (negative 11.7 percent from sales volume and positive 3.3 percent from selling prices). The sales volume declines were directly related to the continuation of the slow global economy. The volume trend in terms of year-over-year comparisons improved in the second half of 2009, partially due to the weaker second half of 2008. The negative currency effects resulted from the stronger U.S. dollar as compared to most major foreign currencies, such as the Euro, Australian dollar and Canadian dollar, as compared to 2008. The net revenue variances from acquisitions were due to the Egymelt acquisition in the fourth quarter of 2008 and the acquisition of Nordic Adhesive Technology during the second quarter of 2009.

Cost of sales:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Cost of sales	$959.0	$863.4	$1,027.1	11.1%	(15.9)%
Percent of net revenue	70.7%	69.9%	73.8%		

The cost of sales increased 11.1 percent in 2010 compared to 2009. The increase was driven primarily by the 7.4 percent increase in sales volume in 2010 and the increases in raw material costs due to supply shortages. Each of our four operating segments was impacted by the supply shortages. The shortages were driven by refineries reducing the supply of the by-products that are used as raw materials in the production of adhesives and increased demand in adjacent industries. The 2010 cost of sales included $1.8 million of charges in the second quarter related to the exit of the window polysulfide-based product line in the EIMEA operating segment.

The cost of sales decreased 15.9 percent in 2009 compared to 2008. The decrease was driven primarily by the 11.7 percent decline in sales volume in 2009. Lower raw material prices and the effects of foreign currency fluctuations also contributed to the lower cost of sales in 2009 as compared to 2008. The 2009 cost of sales included $4.7 million of charges related to the realignment of production capacity in the North America operating segment.

Gross profit:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Gross profit	$397.2	$371.3	$364.5	7.0%	1.9%
Percent of net revenue	29.3%	30.1%	26.2%		

The lower gross profit margin for 2010 as compared to 2009 was primarily driven by the higher raw material costs which more than offset the benefits from increased sales volume and product pricing.

The higher gross profit margin for 2009 as compared to 2008 was driven primarily by the combination of lower raw material costs, product line reformulations and management of our selling prices. Average selling prices increased 3.3 percent for 2009 as compared to 2008.

Selling, general and administrative (SG&A) expenses:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
SG&A	$292.8	$264.1	$254.9	10.9%	3.6%
Percent of net revenue	21.6%	21.4%	18.3%		

SG&A expenses increased $28.7 million or 10.9 percent in 2010 compared to 2009. The increased expense compared to last year was primarily due to investments made in the sales and technical organizations to support future growth and the costs added from the Nordic and Revertex Finewaters acquisitions. In 2010, we recorded $2.5 million for the severance agreement (net of the expense reversal of forfeited equity compensation awards) for our former CEO. As a percent of net revenue, SG&A expense was 21.6 percent in 2010 and 21.4 percent in 2009.

SG&A expenses increased $9.2 million in 2009 compared to 2008. The expenses increased compared to the previous year due primarily to investments made in the sales and technical organizations to support future growth, the costs added from the Egymelt and Nordic acquisitions and increases in management incentive compensation. As a percent of net revenue, the SG&A expenses were 21.4 percent in 2009 and 18.3 percent in 2008. A primary reason for the 2009 increase in the percent of net revenue is that SG&A expenses are generally fixed in nature over the short term and therefore do not fluctuate as rapidly as the net revenue figures.

Asset impairment charges:

($ in millions)	2010	2009	2008
Asset impairment charges	$8.8	$0.8	$87.4

In 2010 we exited our polysulfide-based insulating glass product line in Europe. This was a commodity product line that was failing to meet return on gross investment targets. Exiting this product line improves the profitability profile of our EIMEA operating segment. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8.8 million to write-down the value of intangible assets.

In the fourth quarter of 2008 an $85.0 million impairment charge was taken as a reduction of the goodwill balance of the construction products reporting unit. This amount was considered an estimate as of November 29, 2008 with final valuation work to be completed in the first quarter of 2009. The additional charge of $0.8 million in the first quarter of 2009 was the result of the final valuation work. The asset impairment charges in 2008 also included $2.4 million related to two cost method investments.

Other income (expense), net:

($ in millions)	2010	2009	2008
Other income (expense), net	$2.6	$16.0	$2.7

Interest income was $0.6 million in 2010 compared to $1.1 million in 2009 and $6.2 million in 2008. Lower interest rates and lower average cash balances both contributed to the reduced interest income in 2010 as compared to 2009 and 2008. The $18.8 million gain from the Roanoke litigation settlement was recorded as other income in 2009. Currency transaction and remeasurement losses were $0.1 million, $3.6 million and $2.0 million in 2010, 2009 and 2008, respectively. Fluctuations in currency exchange rates during 2009 combined with changes in foreign currency exposures were the main reasons for the higher losses in 2009 as compared to 2010. Gain on disposal of fixed assets were $1.6 million, $0.4 million and $0.1 million in 2010, 2009 and 2008, respectively.

Interest expense:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Interest expense	$10.4	$7.7	$14.7	34.7%	(47.5)%

The year-over-year increase in the interest expense was due to both the higher average debt levels in 2010 as compared to 2009 as well as higher interest rates on the current mix of debt. The decrease in 2009 compared to 2008 was due to lower average debt balance and lower interest rates in 2009.

Income taxes:

($ in millions)	2010	2009	2008
Income taxes	$25.3	$36.7	$ (5.7)
Effective tax rate	28.9%	32.0%	(55.8)%

Income tax expense in 2010 of $25.3 million included $2.9 million of discrete tax benefits in both the U.S. and foreign jurisdictions and $3.0 million of tax benefit related to the $11.4 million of charges associated with the polysulfide-based insulating glass product line exit. Excluding these two items, the overall effective tax rate decreased by 1.4 percentage points in 2010 as compared to the 2009 rate without discrete tax benefits and the tax impact of the Roanoke litigation settlement.

Income tax expense in 2009 of $36.7 million included $1.7 million of discrete tax benefits in both the U.S. and foreign jurisdictions and $7.0 million of tax expense related to the $18.8 million gain associated with the Roanoke litigation settlement. Excluding these two items, the overall effective tax rate decreased slightly in 2009 as compared to the 2008 rate without discrete tax benefits and goodwill and other impairment charges. Income taxes were a credit to the income statement in 2008 due to $33.1 million of tax benefits related to the $87.4 million of pretax goodwill and other impairment charges discussed above. The 2008 income taxes also included a $4.3 million benefit related to the release of the valuation allowance in Brazil.

Income from equity method investments:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Income from equity method investments	$8.0	$5.8	$2.8	38.2%	104.8%

The income from equity investments relates to our 50 percent ownership of the Sekisui-Fuller joint venture in Japan. The results reflect the higher net income recorded by the joint venture in 2010 compared to 2009 and 2008 due mainly to stronger gross profit margins.

Net (income) loss attributable to non-controlling interests:

($ in millions)	2010	2009	2008
Net (income) loss attributable to non-controlling interests	$0.5	$—	$0.2

Net (income) loss attributable to non-controlling interests relates to the 20 percent holding that Sekisui Chemical has in our China entities. The increases and decreases result from the changes in the net income of the China entities.

Net income attributable to H.B. Fuller:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Net income attributable to H.B. Fuller	$70.9	$83.7	$18.9	(15.3)%	342.9%
Percent of net revenue	5.2%	6.8%	1.4%		

The 2010 net income attributable to H.B. Fuller of $70.9 million included $8.4 million ($0.17 per diluted share) of after-tax charges related to exiting the polysulfide insulating glass product line in Europe. The $83.7 million reported for 2009 included an $11.8 million ($0.24 per diluted share) after-tax gain related to the litigation settlement with the Roanoke Companies Group. The net income attributable to H.B. Fuller, excluding these transactions, was $79.3 million for 2010 and $71.9 million for 2009. The adjusted earnings per share on a diluted basis was $1.60 per share for 2010 and $1.46 per share for 2009.

The 2008 net income attributable to H.B. Fuller included after-tax asset impairment charges of $54.3 million ($1.05 per diluted share). The adjusted net income attributable to H.B. Fuller for 2009 of $71.9 million as shown above was $1.3 million below the 2008 figure of $73.2 million, which excludes the asset impairment charges. The negative effects of lower net revenue in 2009 as compared to 2008 were offset by the positive effects of the improved gross profit margin in 2009.

Operating Segment Results

Our operations are managed through the four primary geographic regions: North America, EIMEA, Latin America and Asia Pacific. Region Vice Presidents report directly to the Chief Executive Officer and are accountable for the financial results of their entire region. See Note 14 of this report for changes made in the first quarter of 2010 related to the reporting units within the operating segments.

The tables below set forth certain information regarding the net revenue and operating income of each of our operating segments. Operating income is defined as gross profit less SG&A expenses.

Net Revenue by Segment:

	2010		2009		2008	
($ in millions)	Net Revenue	% of Total	Net Revenue	% of Total	Net Revenue	% of Total
North America	**$ 567.2**	**42%**	$ 532.8	43%	$ 598.7	43%
EIMEA	**404.8**	**30%**	365.3	29%	433.1	31%
Latin America	**229.3**	**17%**	216.8	18%	229.5	17%
Asia Pacific	**154.9**	**11%**	119.8	10%	130.3	9%
Total	**$1,356.2**	**100%**	$1,234.7	100%	$1,391.6	100%

Operating Income by Segment:

($ in millions)	2010 Operating Income	2010 % of Total	2009 Operating Income	2009 % of Total	2008 Operating Income	2008 % of Total
North America	**$ 73.0**	**70%**	$ 70.1	65%	$ 58.4	53%
EIMEA	**14.0**	**13%**	22.9	22%	35.7	33%
Latin America	**11.3**	**11%**	9.7	9%	7.8	7%
Asia Pacific	**6.0**	**6%**	4.4	4%	7.7	7%
Total	**$104.3**	**100%**	$107.1	100%	$109.6	100%

The following table provides a reconciliation of segment operating income to income before income taxes and income from equity method investments, as reported on the Consolidated Statements of Income.

($ in millions)	2010	2009	2008
Operating income	**$104.3**	$107.1	$109.6
Asset impairment charges	**(8.8)**	(0.8)	(87.4)
Other income, net	**2.6**	16.0	2.7
Interest expense	**(10.4)**	(7.7)	(14.7)
Income before income taxes and income from equity method investments	**$ 87.7**	$114.6	$ 10.2

North America

The following table shows the net revenue generated from the key components of the North America operating segment.

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Adhesives	$445.0	$416.7	$451.7	6.8%	(7.7)%
Construction Products	122.2	116.1	147.0	5.2%	(21.0)%
Total	$567.2	$532.8	$598.7	6.4%	(11.0)%

The following tables provide details of North America net revenue variances by segment component. The Pricing/Sales Volume variance is viewed as organic growth.

	2010 vs 2009			2009 vs 2008		
	Adhesives	Construction Products	Total	Adhesives	Construction Products	Total
Pricing/Sales Volume	5.9%	5.2%	5.7%	(6.8)%	(21.0)%	(10.3)%
Currency	0.9%	—	0.7%	(0.9)%	—	(0.7)%
Total	6.8%	5.2%	6.4%	(7.7)%	(21.0)%	(11.0)%

The following table reflects the operating income by component of the North America operating segment.

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Adhesives	$70.4	$69.2	$56.0	1.7%	23.7%
Construction Products	2.6	0.9	2.4	183.7%	(60.6)%
Total	$73.0	$70.1	$58.4	4.1%	20.2%
Segment profit margin %	12.9%	13.2%	9.7%		

Note: Individual component results are subject to numerous allocations of segment-wide costs that may or may not have been focused on that particular component for a particular reporting period. The costs of these allocated resources are not tracked on a "where-used" basis as financial performance is managed to maximize the total operating segment performance. Therefore, the above financial information should only be used for directional indications of performance.

Total North America: Net revenue increased 6.4 percent in 2010 as compared to 2009. Economic conditions in North America were beginning to shows signs of improvement in early 2010, however recovery slowed in the second half of the year. Additionally, raw material shortages caused adverse negative impact on our gross profit in the second half of 2010. Sales volume increased 4.7 percent and average selling prices were up 1.0 percent over 2009. Sales volume increases were the result of the stabilizing economy and new business. The increase in average selling prices resulted from pricing actions taken in response to the escalation in raw material costs in the Adhesives business. Gross profit margins decreased slightly in 2010 due to the increasing raw material costs. Despite the decrease in gross profit margins, operating income increased 4.1 percent over 2009 mainly due to the increase in sales volume. As a percent of net revenue, the operating income was 12.9 percent in 2010 and 13.2 percent in 2009.

The continued slowdown in the U.S. economy was the primary driver for net revenue declining 11.0 percent in 2009 as compared to 2008. The economic slowdown impacted all markets with the construction-related markets still being hit the hardest. Sales volume decreased 14.9 percent while average selling prices were 4.6 percent above last year. The increase in average selling prices resulted from pricing actions taken in the second half of 2008 in response to the escalation in raw material costs. Gross profit margins increased in 2009 in response to decreasing raw material costs. The improvement in the 2009 gross profit margin was the primary reason for operating income increasing more than 20 percent over 2008. As a percent of net revenue, the operating income was 13.2 percent in 2009 and 9.7 percent in 2008.

Adhesives: Sales volumes increased 4.5 percent in the Adhesives component and average selling prices increased 1.4 percent over 2009. The Adhesives sales volume increased as a result of a stronger economy in 2010 compared to a recession-burdened 2009 and also due to a full year's impact of new business won late in 2009. The average selling prices increased as a result of pricing actions taken during 2010. The impact of the increases in sales volume and average selling prices was a 6.8 percent increase in net revenue in 2010 as compared to 2009. Raw material shortages and corresponding price hikes impacted the North America Adhesives component throughout 2010 and especially during the second half of the year. These increasing raw material costs caused a decline in gross profit margins in 2010 as compared to 2009 despite the sales volume growth. SG&A expense as a percent of net revenue was relatively flat year over year which contributed to the 1.7 percent increase in operating income in 2010 as compared to 2009.

Net revenue in the Adhesives component declined 7.7 percent in 2009 as compared to 2008. Increases in average selling prices of 5.3 percent as compared to 2008 partially offset the 12.1 percent decrease in sales volume. The adhesives sales volumes were down across most major product lines and industries as a result of the slow U.S. economy. In 2009, $4.6 million in charges were recorded in cost of sales related to the realignment of production capacity in response to the reduced sales volume. Decreases in raw material prices combined with effective selling price management resulted in an improved gross profit margin in 2009 as compared to 2008. SG&A expenses increased in 2009 as key management vacancies were filled, investments were made in sales and marketing and variable compensation expense increased as the financial performance improved. Overall, the gross profit margin improvement was the key driver in operating income increasing 23.7 percent in 2009 as compared to 2008.

Construction Products: The residential construction market in the U.S. began to stabilize in the first half of 2010 then moderating conditions during the second half of the year slowed sales momentum. The stabilizing economy compared to very sluggish market conditions during 2009 benefited 2010 results. Net revenue increased 5.2 percent in 2010 compared to 2009. The increase in sales volume of 5.5 percent was slightly offset by a 0.3 percent decrease in average selling prices. Sales volume growth is attributed to both the stabilizing economy and new business, especially in our retail products. Gross profit margins were flat in 2010 compared to 2009 as the Construction Products component was not significantly impacted by raw materials shortages. In addition, reformulations and other efforts dampened the impact of raw material price increases. The increase in sales volume contributed to operating income increasing 183.7 percent in 2010 compared to 2009 as SG&A expenses were flat year over year.

The construction-related industries in the U.S continued to be sluggish in 2009, especially residential market conditions. Major customers in this component are wholesale ceramic tile and flooring distributors selling directly to contractors and also large retail outlets. These customers were directly impacted by the slowdown in the U.S. housing industry. U.S. housing starts continued to decline throughout 2009 to a point in which the annualized housing start figure reported in October 2009 was only 0.5 million, the lowest figure reported in at least 50 years. This was the primary factor in the construction products net revenue declining 21.0 percent in 2009 as compared to 2008. Decreases in raw material costs were the main reason for improvements in the gross profit margin in 2009 as compared to 2008. Manufacturing costs in 2009 decreased from 2008 as costs were managed downward in response to the lower sales volume. The strength of the gross profit margin was not enough to offset the decrease in sales volume as operating income decreased 60.6 percent compared to 2008.

EIMEA:

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Net Revenue	$404.8	$365.3	$433.1	10.8%	(15.7)%
Operating Income	$ 14.0	$ 22.9	$ 35.7	(39.1)%	(35.9)%
Segment profit margin%	3.4%	6.3%	8.2%		

The following table provides details of the EIMEA net revenue variances. The Pricing/Sales Volume variance is viewed as organic growth.

	2010 vs 2009	2009 vs 2008
Pricing/Sales Volume	13.8%	(9.7)%
Currency	(3.9)%	(8.1)%
Acquisition/Divesture	.9%	2.1%
Total	10.8%	(15.7)%

Total EIMEA: Sales volume in EIMEA increased 13.4 percent in 2010 compared to 2009 from market share gains and improved end market demand. The stronger U.S. dollar in 2010 as compared to 2009 had a negative 3.9 percent impact on net revenue. Raw material costs increased rapidly during the second half of 2010. Sales price increases were not enough to offset the increased cost of raw materials. Cost of sales also included a $1.8 million charge related to the exiting of the polysulfide-based insulating glass product line recorded in the second quarter of 2010. The increased cost of raw materials and the charge for exiting our polysulfide-based insulating glass product line resulted in a decrease in the gross profit margin compared to last year. SG&A expenses increased in 2010 as compared to 2009 largely due to higher costs associated with adding resources to our sales and technical organizations, a $1.8 million charge related to a product liability claim and a $0.8 million charge related to exiting of the polysulfide-based insulating glass product line. The combination of higher raw material costs, the polysulfide-based insulating glass product line exit charges and the increase in SG&A expense led to a 39.1 percent decrease in operating income in 2010 compared to 2009.

Sales volume in EIMEA declined 10.1 percent in 2009 compared to 2008. The volumes were down across all major industries, with construction and durables applications showing the largest declines. The impact of the stronger U.S. dollar in 2009 as compared to 2008 had a negative 8.1 percent impact on the 2009 net revenue as compared to 2008. Declines in raw material prices and a focus on procurement together with effective selling price management resulted in improved gross profit margins in 2009 as compared to 2008. Excluding the effects of the currency fluctuations against the dollar, SG&A expenses increased in 2009 as compared to 2008. The Egymelt and Nordic acquisitions contributed to the SG&A expense increases in 2009 as well as investments made in the sales and marketing area. The resulting operating income was below 2008 by $12.8 million or 35.9 percent. The estimated currency effects on 2009 operating income were a negative $3.8 million as compared to 2008.

Latin America

The following table shows the net revenue generated from the key components of the Latin America operating segment.

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Adhesives	$128.3	$116.5	$116.1	10.2%	0.3%
Paints	101.0	100.3	113.4	0.7%	(11.6)%
Total Latin America	$229.3	$216.8	$229.5	5.8%	(5.6)%

The following table provides details of Latin America net revenue variances by segment component. The Pricing/Sales Volume variance is viewed as organic growth.

	2010 vs 2009			2009 vs 2008		
	Adhesives	Paints	Total	Adhesives	Paints	Total
Pricing/Sales Volume	10.2%	0.7%	5.8%	0.3%	(11.6)%	(5.6)%

The following table reflects the operating income by component of the Latin America operating segment.

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Adhesives	$ 7.2	$8.7	$4.9	(17.7)%	77.9%
Paints	4.2	1.0	2.9	318.7%	(65.3)%
Total Latin America	$11.3	$9.7	$7.8	16.9%	24.9%
Segment profit margin %	4.9%	4.5%	3.4%		

Note: Individual component results are subject to numerous allocations of segment-wide costs that may or may not have been focused on that particular component for a particular reporting period. The costs of these allocated resources are not tracked on a "where-used" basis as financial performance is managed to maximize the total operating segment performance. Therefore, the above financial information should only be used for directional indications of performance.

Total Latin America: Both Adhesives and Paints had positive net revenue growth in 2010 compared to 2009. Adhesives showed net revenue growth from early in the year, while Paints experienced a second half turnaround. Average selling prices increased 4.1 percent and sales volume increased 1.7 percent compared to 2009. The 5.8 percent increase in net revenue offset the raw material cost increases in Adhesives and increased spending in SG&A, leading to a 16.9 percent increase in operating income in 2010 compared to 2009.

Net revenue decreased 5.6 percent in 2009 as compared to 2008. Sales volume declines of 10.4 percent were partially offset by increases in average selling prices of 4.8 percent. The sales volume in the paints component was hit especially hard as this is a more consumer-driven market than adhesives and therefore, was impacted more negatively by the slow economy. The 2009 gross profit margin increased from 2008 due to reductions in raw material costs combined with the increases in average selling prices. Operating income for the Latin America segment was 24.9 percent above 2008.

Adhesives: Sales volume increased 8.1 percent and pricing increased 2.1 percent. The revenue growth can be attributed to improved economic conditions as well as increases in market share. The gross profit margin decreased in 2010 compared to 2009 due to the significant increase in raw material costs. Supply shortages were the primary cause for the raw material cost increases. SG&A expenses increased from last year at a slightly higher percentage than the increase in revenue. The decrease in gross profit margin and higher SG&A expenses were the key factors in a 17.7 percent decrease in operating income compared to last year.

Sales volume decreases of 4.5 percent in 2009 were offset by increases in average selling prices of 4.8 percent as compared to 2008. The Adhesives group had a strong finish to 2009 to achieve a net revenue result that exceeded 2008. The gross profit margin improved from 2008 as raw material prices declined in 2009. The 0.3 percent increase in revenue and improved gross profit margin were the primary reason for the 77.9 percent operating income improvement in 2009 as compared to 2008.

Paints: Selling price increases had a 6.4 percent positive effect on net revenue compared to last year and offset the decrease in sales volume of 5.7 percent for a positive organic sales growth of 0.7 percent year-over-year. The second half of 2010 showed strong organic sales growth compared to the first half of the year. A key component in the second half growth was the sales results in Honduras, which experienced political instability in the second half of 2009. The gross profit margin increased year-over-year due to a favorable mix of sales as well as the impact from selling price increases. The improved margin was the main driver of improved operating income for 2010 compared to 2009.

Sales volume declined 16.4 percent in 2009 as compared to 2008. The volume decline was partially offset by increases in average selling prices of 4.8 percent for 2009. Paints is a consumer-driven market; therefore the high unemployment rates and overall slow economy in 2009 had a pronounced negative impact on the paints sales volume. Raw material costs decreased in 2009 which was the primary reason for an improved gross profit margin in 2009 as compared to 2008. The improved margin however was not enough to offset the impact from the decrease in sales volumes as the operating income of $1.0 million in 2009 was 65.3 percent below 2008.

Asia Pacific

($ in millions)	2010	2009	2008	2010 vs 2009	2009 vs 2008
Net Revenue	$154.9	$119.8	$130.3	29.3%	(8.1)%
Operating Income	$ 6.0	$ 4.4	$ 7.7	36.0%	(42.9)%
Segment profit margin %	3.9%	3.7%	5.9%		

The following table provides details of Asia Pacific net revenue. The Pricing/Sales Volume variance is viewed as organic growth.

	2010 vs 2009	2009 vs 2008
Pricing/Sales Volume	9.9%	(0.7)%
Currency	10.8%	(7.4)%
Acquisitions	8.6%	0.0%
Total	29.3%	(8.1)%

Total Asia Pacific: Net revenue increased 29.3 percent in 2010 compared to 2009. An 11.1 percent increase in sales volume as compared to 2009 was partially offset by a 1.2 percent decrease in average selling prices. The increase in net revenue was related to a recovery in economic activity, new business generated in the region and the benefit of our recent acquisition of Revertex Finewaters in Malaysia. The Asia Pacific operating segment received a lot of pricing pressure during 2010 from the aggressive pricing actions of our competitors which contributed to the slight decrease in average selling prices. Positive currency effects contributed 10.8 percent to the net revenue growth in 2010. The currency effect was driven largely by the strengthening of the Australian dollar as compared to the U.S. dollar. SG&A expenses were higher in 2010 compared to 2009 due to additional expenses for the recent Malaysia acquisition and investments made in sales and marketing. Operating income increased 36.0 percent in 2010 compared to 2009. This is due to the increase in net revenue which was somewhat offset by the increase in SG&A expenses. Operating income as a percent of sales was 3.9 percent in 2010 as compared to 3.7 percent in 2009.

The Asia Pacific segment experienced an improvement in the third and fourth quarters of 2009. Sales volume, which had declined 8.9 percent in the first six months of 2009 as compared to 2008, rebounded to a decrease of 5.0 percent for the year. New customer wins and economic recovery in some markets both contributed to the improved sales volume performance. Average selling prices had a positive 4.3 percent impact on net revenue in 2009 as compared to 2008. The increases in average selling prices were the result of actions taken in the second half of 2008 in response to the escalation in raw material costs during that time. The 7.4 percent net revenue reduction due to currency, in 2009 compared to 2008, was primarily driven by the weakening of the Australian dollar as compared to the U.S. dollar. Operating income of $4.4 million was 42.9 percent below 2008 due to the 8.1 percent decrease in net revenue and relatively flat gross profit margin and SG&A expenses.

Financial Condition, Liquidity and Capital Resources

Total cash and cash equivalents as of November 27, 2010 were $133.3 million as compared to $100.2 million as of November 28, 2009. Total long and short-term debt was $250.7 million as of November 27, 2010 and $214.0 million as of November 28, 2009.

We believe that the combination of cash flows from operating activities and our borrowing facilities committed to as of year-end will be adequate to meet our ongoing liquidity and capital expenditure needs. We believe we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future.

Our credit agreements include restrictive covenants that, if not met, could lead to a renegotiation of our credit lines and a significant increase in our cost of financing. At November 27, 2010, we were in compliance with all covenants of our contractual obligations as shown in the following table:

Covenant	Debt Instrument	Measurement	Result as of November 27, 2010
TTM EBITDA / TTM Interest Expense	Revolving Credit Facility and Term Loan	Not less than 2.5	15.0
Total Indebtedness / TTM EBITDA	Revolving Credit Facility and Term Loan	Not greater than 3.5	1.6
TTM EBITDA / TTM Interest Expense	Private Placement	Not less than 2.5	14.2
Total Indebtedness / TTM EBITDA	Private Placement	Not greater than 3.5	1.7

TTM = trailing 12 months
EBITDA for the revolving credit facility and term loan is defined as income attributable to H.B. Fuller plus asset impairment charges plus interest expense plus income tax expense plus depreciation and amortization expense.

EBITDA for the private placement is defined as income attributable to H.B. Fuller plus interest expense plus income tax expense plus depreciation and amortization expense.

Total Indebtedness for the revolving credit facility, term loan and private placement is defined as notes payable plus current installments of long-term debt plus long-term debt, excluding current installments less long-term debt due to interest rate swap agreements plus maximum letters of credit drawing amount. As of November 27, 2010 the maximum letters of credit drawing amount was $2.4 million.

We believe we have the ability to meet all of our contractual obligations and commitments in fiscal 2011.

Net Financial Assets

($ in millions)	2010	2009
Financial Assets:		
Cash and cash equivalents	**$133.3**	$100.2
Debt:		
Notes Payable	**27.2**	8.7
Long-term debt	**223.5**	205.3
Total debt (including current portion)	**250.7**	214.0
Net financial debt	**$117.4**	$113.8

Of the $133.3 million in cash and cash equivalents as of November 27, 2010, $113.9 million was held outside the U.S.

There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances to us, except for: 1) a credit facility limitation restricting investments, loans, advances or capital contributions from the U.S. parent corporation and construction products subsidiaries in excess of $25 million, 2) a credit facility limitation that provides total investments, loans or advances with all subsidiaries shall not exceed $75 million in the aggregate and 3) typical statutory restrictions, which prohibit distributions in excess of net capital or similar tests. Additionally, the majority of our cash in non U.S. locations is permanently reinvested.

We rely on operating cash flow, short-term borrowings and long-term debt to provide for the working capital needs of our operations. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future.

Debt Outstanding and Debt Capacity

Notes Payable: Notes payable were $27.2 million at November 27, 2010. This amount mainly represented various short-term borrowings that were not part of committed lines. The weighted-average interest rates on these short-term borrowings were 8.6 and 9.0 percent in 2010 and 2009, respectively.

Long-Term Debt: Long-term debt consisted of senior notes and a term loan. The Series A and Series B senior notes bear a fixed interest rate of 5.13 percent and mature in fiscal year 2017. The Series C and Series D senior notes bear a fixed interest rate of 5.61 percent and mature in fiscal year 2020. We are subject to prepayment penalties on our senior notes. As of November 27, 2010, "make-whole" premiums were estimated to be, if the entire debt were paid off, $37.0 million. We currently have no intention to prepay any senior notes. The term loan matures in 2013. There are no prepayment penalties on the term loan. See the discussion below regarding borrowings on our lines of credit.

We executed interest rate swap agreements for the purpose of obtaining a floating rate of interest on $75 million of the senior notes. We have designated the $75 million of senior note debt as the hedged item in a fair value hedge. As required by the accounting standards, we recorded an asset for the fair value of the interest rate swaps (hedging instruments) totaling $3.9 million and recognized a liability of $4.1 million for change in the fair value of the senior notes attributable to the change in the risk being hedged. This calculation resulted in $154.1 million being recorded in long-term debt as of November 27, 2010.

For further information related to long-term debt see Note 7 in Notes to Consolidated Financial Statements.

Lines of Credit: We have a $200.0 million revolving credit agreement with a consortium of financial institutions at November 27, 2010. This credit agreement creates an unsecured multi-currency revolving credit facility that we can draw upon for general corporate purposes. The credit agreement also contains an accordion feature, which allows us to increase the aggregate credit facility size to up to $275.0 million. Exercise of the accordion feature requires the approval of the consortium of financial institutions. Interest is payable at the London Interbank Offered Rate (LIBOR) plus 1.95 percent. A facility fee of 0.30 percent is payable quarterly. Both the interest rate and the facility fee percentage are based on a rating grid. The credit facility expires on June 19, 2013. As of November 27, 2010, we had $0 drawn on our committed lines of credit.

Goodwill and Other Intangible Assets

As of November 27, 2010, goodwill totaled $109.0 million (9 percent of total assets) and other intangible assets, net of accumulated amortization, totaled $131.5 million (11 percent of total assets).

The components of goodwill and other identifiable intangible assets, net of amortization, by segment, at November 27, 2010 follow:

($ in millions)	North America	EIMEA	Latin America	Asia Pacific	Total
Goodwill	$ 38.7	$45.2	$ 5.0	$20.1	$109.0
Purchased technology & patents	2.5	4.4	—	—	6.9
Customer relationships	100.1	13.4	—	—	113.5
Other finite-lived intangible assets[1]	10.2	—	—	—	10.2
Indefinite-lived intangible assets[2]	—	0.9	—	—	0.9

1 Other finite-lived intangible assets include $10.2 million related to North America trademarks.

2 Indefinite-lived intangible assets include $0.9 million related to EIMEA trademarks.

Selected Metrics of Liquidity and Capital Resources

Key metrics we monitor are net working capital as a percent of annualized net revenue, trade account receivable days sales outstanding (DSO), inventory days on hand, free cash flow and debt capitalization ratio.

	November 27, 2010	November 28, 2009
Net working capital as a percentage of annualized net revenue[1]	16.7%	15.5%
Accounts receivable DSO[2]	55 Days	53 Days
Inventory days on hand[3]	44 Days	46 Days
Free cash flow[4]	$24.3 million	$35.7 million
Debt capitalization ratio[5]	28.4%	26.6%

1 Current quarter net working capital (trade receivables, net of allowance for doubtful accounts plus inventory minus trade payables) divided by annualized net revenue (current quarter multiplied by four).

2 Trade receivables net of allowance for doubtful accounts multiplied by 56 (8 weeks) and divided by the net revenue for the last 2 months of the quarter.

3 Total inventory multiplied by 56 and divided by cost of sales (excluding delivery costs) for the last 2 months of the quarter.

4 Net cash provided by operations less purchased property, plant and equipment and dividends paid.

5 Total debt divided by (total debt plus total equity).

Another key metric is the return on gross investment, or ROGI. The calculation is represented by gross cash flow divided by gross investment.

- Gross cash flow is defined as: gross profit (adjusted for certain one-time items) less SG&A expenses (adjusted for certain one-time items) less taxes at a non-GAAP standard rate of 29 percent plus depreciation and amortization expenses less maintenance capital expenditures, a non-GAAP financial measure defined as 50 percent of total depreciation expense. Gross cash flow is calculated using trailing 12 month information.
- Gross investment is defined as total assets plus accumulated depreciation less non-debt current liabilities less cash.

ROGI was introduced because we believe it provides a true measure of return on investment, it is a better way to internally measure performance and it is focused on the long term. The ROGI calculated at November 27, 2010 was 7.3 percent as compared to 7.7 percent at November 28, 2009. Higher gross investment in 2010 as compared to 2009 was the primary reason for the decrease in ROGI.

The following table shows the ROGI calculation based on the definition above compared to a calculation using all GAAP-based data. We believe the use of certain non-GAAP financial measures provides a better calculation of ROGI because they eliminate fluctuations not specifically related to the return on the current investment base.

	Trailing 12 months as of November 27, 2010	
($ in millions)	ROGI (Management calculation)	ROGI (GAAP-based calculation)
Gross profit[1]	$ 399.0	$ 397.2
Selling, general and administrative expenses[1]	(292.1)	(292.9)
Operating income	106.9	104.3
Taxes[2]	(31.0)	(31.1)
Depreciation and amortization	41.2	41.2
Maintenance capital expenditures[3]	(15.2)	(35.9)
Gross cash flow	$ 101.9	$ 78.5
Gross investment	$1,394.5	$1,394.5
Return on gross investment	7.3%	5.6%

1 Gross profit and SG&A expenses for the management calculation of ROGI have been adjusted to add back the amounts recorded in our second quarter related to the exit of our polysulfide-based insulating glass product line in Europe.

2 The ROGI calculation for management measurement purposes uses a tax rate of 29 percent. The GAAP rate is based on actual tax expense including any one time, discrete items.

3 Maintenance capital expenditures used for the management calculation of ROGI is 50 percent of total depreciation expense whereas the GAAP-based amount is the actual capital expenditures from the cash flow statement.

Summary of Cash Flows

Cash Flows from Operating Activities:

($ in millions)	2010	2009	2008
Net cash provided by operating activities	$74.1	$71.4	$43.3

Net income including non-controlling interest was $70.4 million in 2010, $83.7 million in 2009 and $18.7 million in 2008. Changes in net working capital (trade receivables, inventory and accounts payable) accounted for a use of cash of $31.4 million in 2010, a source of cash of $19.5 million in 2009 and a use of cash of $37.8 million in 2008. Following is an assessment of each of the net working capital components:

- Trade Receivables, net—Changes in trade receivables resulted in a $17.5 million use of cash in 2010 as compared to a $15.7 million source of cash in 2009 and an $8.1 million use of cash in 2008. The higher sales activity was the primary reason for the increase in trade receivables in 2010. The DSO was 55 days at November 27, 2010, 53 days at November 28, 2009 and 54 days at November 29, 2008.
- Inventory—Changes in inventory resulted in a $5.2 million use of cash in 2010 as compared to a source of cash of $35.7 million in 2009 and a use of cash of $12.6 million in 2008. Inventory days on hand were 44 days at the end of 2010 as compared to 46 days and 52 days at the end of 2009 and 2008, respectively. Through the first three quarters of 2010 inventory increases had resulted in a use of cash of $34.1 driven by increases in sales volumes, higher raw material prices and purchasing certain raw materials based on availability rather than on forecasted usage. In the fourth quarter inventories were

managed down, providing a strong boost to the fourth quarter cash flow. The 2009 source of cash resulted from reduced sales volume and lower raw material prices as compared to 2008 as well as inventory reduction initiatives in several of our manufacturing facilities.

- Trade Payables—Changes in trade payables resulted in a use of cash of $8.8 million, $31.9 million and $17.1 million in 2010, 2009 and 2008, respectively. The trade payables had increased through the first three quarters of 2010 and then decreased in the fourth quarter in conjunction with the decrease in inventory, resulting in a use of cash during the quarter. The large use of cash in 2009 was driven by activity in the first quarter of 2009 when the payables balances from year-end 2008 were paid and there was not a corresponding increase in new inventory being purchased due to the depressed economy at that time.

Contributions to our pension and other postretirement benefit plans were $15.1 million, $143.9 million and $7.0 million in 2010, 2009 and 2008, respectively. The 2009 funding was related to our decision to make additional contributions to our U.S. and German defined benefit pension plans. This resulted in $85.0 million in additional contributions to the U.S. plan and $50.0 million to the German plan. These additional contributions brought both plans to essentially a fully-funded status at November 28, 2009 and enabled us to avoid a large increase in pension expense in 2010. Changes in deferred income taxes resulted in a source of cash of $9.3 million in 2010 compared to a source of cash of $34.0 million in 2009 and a use of cash of $28.5 million in 2008. The funding of our pension plans was the primary reason for the $34.0 million source of cash in 2009.

Changes in accrued compensation resulted in a source of cash of $2.6 million in 2010 as compared to a source of cash of $17.7 million in 2009 and a use of cash of $11.2 million in 2008. Management incentive payments in 2010 related to 2009 financial results were higher than payments made in 2009 related to 2008 financial results.

Cash Flows from Investing Activities:

($ in millions)	2010	2009	2008
Net cash used in investing activities	$(60.1)	$(25.8)	$(26.2)

Purchases of property plant and equipment were $35.9 million in 2010 as compared to $22.7 million in 2009 and $20.0 million in 2008. The construction of the new manufacturing plant in Nanjing, China accounted for $3.4 million of the increased spending in 2010 as compared to last year. Other significant purchases of property plant and equipment in 2010 were capacity additions in Europe, geographic expansion in Egypt and India and information technology enhancements. The amount of capital spending correlates to our belief that we have the correct production capacity in place for current and ongoing operations. We do not anticipate significant repair and maintenance activities on existing property, plant and equipment as a result of current or past capital spending policies. In 2010, purchased businesses, net of cash acquired includes our acquisition of the outstanding shares of Revertex Finewaters for $26.8 million, net of cash acquired and the first year earn out of Nordic Adhesives Technology of $0.8 million. See Note 2 to the Consolidated Financial Statements for further information on acquisitions.

The remaining cash used in investing activities in 2009 was primarily the Nordic Adhesives acquisition for $4.2 million. In 2008 we acquired Egymelt for $6.4 million.

Cash Flows from Financing Activities:

($ in millions)	2010	2009	2008
Net cash provided by (used in) financing activities	$24.4	$(39.0)	$(144.7)

Long-term debt proceeds of $345.0 million and payments of $329.6 million, including the final $25.0 million annual repayment of the 1998 private placement debt, netted to a source of cash of $15.4 million in 2010.

Included in the 2010 proceeds of long-term debt is our November 13, 2009 note purchase agreement under which we issued $150.0 million in aggregate principal amount of senior unsecured notes. The note purchase agreement was funded in the first quarter of 2010. In 2009, long-term debt proceeds and payments, including the $25.0 million annual repayment of the 1998 private placement debt, netted to a use of cash of $23.7 million. In 2008, proceeds from long-term debt of $200 million were used to repurchase 9.1 million shares of our common stock under the 2008 share repurchase program. Also in 2008, we repaid $133 million of long-term debt including $108 million drawn on the line of credit and $25.0 million related to repayments of the 1998 private placement debt. Cash generated from the exercise of stock options was $4.0 million in 2010, $0.8 million in 2009 and $1.4 million in 2008. The increase in 2010 compared to 2009 and 2008 was mainly due to the higher average stock price in 2010 compared to 2009 and 2008. Cash dividends paid on common stock were $13.6 million, $13.1 million and $13.4 million in 2010, 2009 and 2008, respectively.

Cash Flows from Discontinued Operations:

($ in millions)	2010	2009	2008
Cash used in operating activities of discontinued operations	$—	$—	$(15.2)

Cash used in operating activities of discontinued operations represents the cash used in the operations of the automotive business, which was divested in 2007. The $15.2 million of cash used in operating activities in 2008 represented income tax payments made in conjunction with the gain on the sale of the automotive business.

Contractual Obligations

Due dates and amounts of contractual obligations follow:

	Payments Due by Period				
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$223.5	$22.5	$46.9	$ —	$154.1
Interest payable on long-term debt[1]	68.1	8.1	16.1	16.3	27.6
Operating leases	12.5	5.6	5.5	1.1	0.3
Pension contributions[2]	9.3	9.3	—	—	—
Purchase obligation contracts[3]	14.5	5.1	8.1	1.3	—
Total contractual obligations	$327.9	$50.6	$76.6	$18.7	$182.0

1 Some of our interest obligations on long-term debt are variable based on LIBOR. Interest payable for the variable portion is estimated based on a forward LIBOR curve.

2 Pension contributions are only included for fiscal 2011. We have not determined our pension funding obligations beyond 2011 and thus, any potential future contributions have been excluded from the table.

3 Represents a contract with Accenture to provide us information technology services. The contract was revised in 2009, see Note 12 in Notes to Consolidated Financial Statements for further information.

We expect to make cash outlays in the future related to uncertain tax positions. However, due to the uncertainty of the timing of future cash flows, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, gross unrecognized tax benefits of $6.3 million as of November 27, 2010, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits see Note 8 in Notes to Consolidated Financial Statements.

We expect 2011 capital expenditures to be approximately $40 million.

Off-Balance Sheet Arrangements

There are no relationships with any unconsolidated, special-purpose entities or financial partnerships established for the purpose of facilitating off-balance sheet financial arrangements.

Recently Issued Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for information concerning new accounting standards and the impact of the implementation of these standards on our financial statements.

Forward-Looking Statements and Risk Factors

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" (including the negative or variations thereof) and other expressions that indicate future events and trends. These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are in turn based upon internal estimates and analyses of current market conditions and trends, our plans and strategies, economic conditions and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. In addition to the factors described in this report, Item 1A. Risk Factors identifies some of the important factors that could cause our actual results to differ materially from those in any such forward-looking statements. In order to comply with the terms of the safe harbor, we have identified these important factors which could affect our financial performance and could cause our actual results for future periods to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These factors should be considered, together with any similar risk factors or other cautionary language that may be made elsewhere in this Annual Report on Form 10-K.

The list of important factors in Item 1A. Risk Factors does not necessarily present in order of importance. This disclosure, including that under "Forward-Looking Statements and Risk Factors," and other forward-looking statements and related disclosures made by us in this report and elsewhere from time to time, represents our best judgment as of the date the information is given. We do not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public company disclosures (such as in filings with the SEC or in our press releases) on related subjects.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk: We are exposed to various market risks, including changes in interest rates, foreign currency rates and prices of raw materials. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Our financial performance has been, and may continue to be, negatively affected by unfavorable economic conditions. Continued or further recessionary economic conditions may have an adverse impact on our sales volumes, pricing levels and profitability. As domestic and international economic conditions change, trends in discretionary consumer spending also become unpredictable and subject to reductions due to uncertainties about the future. A general reduction in consumer discretionary spending due to a recession in the domestic and international economies, or uncertainties regarding future economic prospects, could have a material adverse effect on our results of operations.

Interest Rate Risk: Exposure to changes in interest rates results primarily from borrowing activities used to fund operations. Committed floating rate credit facilities are used to fund a portion of operations. We believe that probable near-term changes in interest rates would not materially affect financial condition, results of operations or cash flows. The annual impact on interest expense of a one-percentage point interest rate change on the outstanding balance of our variable rate debt as of November 27, 2010 would be approximately $1.8 million.

Foreign Exchange Risk: As a result of being a global enterprise, there is exposure to market risks from changes in foreign currency exchange rates, which may adversely affect operating results and financial condition. Approximately 59 percent of net revenue was generated outside of the United States in 2010. Principal foreign currency exposures relate to the Euro, Canadian dollar, Australian dollar, British pound sterling, Japanese yen, Swiss franc, Argentine peso, Brazilian real, Chilean peso, Columbian peso, Costa Rican colones, Chinese renminbi, Indian rupee and Honduran lempira.

Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We enter into cross border transactions through importing and exporting goods to and from different countries and locations. These transactions generate foreign exchange risk as they create assets, liabilities and cash flows in currencies other than the local currency. This also applies to services provided and other cross border agreements among subsidiaries.

We take steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. We do not enter into any speculative positions with regard to derivative instruments.

From a sensitivity analysis viewpoint, based on 2010 financial results and foreign currency balance sheet positions as of November 27, 2010, a hypothetical overall 10 percent change in the U.S. dollar would have resulted in a change in net income of approximately $2.9 million or $0.06 per diluted share.

Raw Materials: The principal raw materials used to manufacture products include resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials. While alternate supplies of most key raw materials are available, unplanned supplier production outages may lead to strained supply-demand situations for several key raw materials such as ethylene and propylene, several polymers and other petroleum derivatives such as waxes.

The purchase of raw materials is our largest expenditure. Our objective is to purchase raw materials that meet both our quality standards and production needs at the lowest total cost. Most raw materials are purchased on the open market or under contracts that limit the frequency but not the magnitude of price increases. In some cases, however, the risk of raw material price changes is managed by strategic sourcing agreements which limit price increases to increases in supplier feedstock costs, while requiring decreases as feedstock costs decline. The leverage of having substitute raw materials approved for use wherever possible is used to minimize the impact of possible price increases.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
H.B. Fuller Company:

We have audited the accompanying consolidated balance sheets of H.B. Fuller Company as of November 27, 2010 and November 28, 2009, and the related consolidated statements of income, total equity, and cash flows for each of the fiscal years in the three-year period ended November 27, 2010. We also have audited H.B. Fuller Company's internal control over financial reporting as of November 27, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). H.B. Fuller Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control of Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of H.B. Fuller Company as of November 27, 2010 and November 28, 2009, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended November 27, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, H.B. Fuller Company maintained, in all material respects, effective internal control over financial reporting as of November 27, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As disclosed in Note 1 to the consolidated financial statements, in fiscal 2010 the Company changed the manner in which it accounts for business combinations. Also, as disclosed in Note 10 to the consolidated financial statements, in fiscal 2009 the Company changed the date it uses to measure the funded status of its defined benefit pension and other postretirement plans.

/s/ KPMG LLP

Minneapolis, Minnesota
January 20, 2011

CONSOLIDATED STATEMENTS OF INCOME
H.B. Fuller Company and Subsidiaries
(In thousands, except per share amounts)

	Fiscal Years		
	November 27, 2010	**November 28, 2009**	**November 29, 2008**
Net revenue	**$1,356,161**	$1,234,659	$ 1,391,554
Cost of sales	**(958,980)**	(863,357)	(1,027,099)
Gross profit	**397,181**	371,302	364,455
Selling, general and administrative expenses	**(292,836)**	(264,141)	(254,898)
Asset impairment charges	**(8,785)**	(790)	(87,410)
Other income (expense), net	**2,572**	15,983	2,794
Interest expense	**(10,414)**	(7,734)	(14,733)
Income before income taxes and income from equity method investments	**87,718**	114,620	10,208
Income taxes	**(25,307)**	(36,728)	5,693
Income from equity method investments	**8,008**	5,794	2,829
Net income including non-controlling interests	**70,419**	83,686	18,730
Net (income) loss attributable to non-controlling interests	**458**	(32)	159
Net income attributable to H.B. Fuller	**$ 70,877**	$ 83,654	$ 18,889
Earnings per share attributable to H.B. Fuller common stockholders:			
Basic	**$ 1.46**	$ 1.73	$ 0.37
Diluted	**$ 1.43**	$ 1.70	$ 0.36
Weighted-average common shares outstanding:			
Basic	**48,599**	48,325	51,045
Diluted	**49,608**	49,117	51,836
Dividends declared per common share	**$ 0.2780**	$ 0.2700	$ 0.2625

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
H.B. Fuller Company and Subsidiaries
(In thousands, except share and per share amounts)

	November 27, 2010	November 28, 2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 133,277**	$ 100,154
Trade receivables, net	**221,020**	203,898
Inventories	**121,621**	116,907
Other current assets	**57,699**	52,697
Total current assets	**533,617**	473,656
Property, plant and equipment, net	**251,075**	253,300
Goodwill	**108,970**	103,731
Other intangibles, net	**131,517**	141,200
Other assets	**128,278**	128,558
Total assets	**$1,153,457**	$1,100,445
Liabilities and total equity		
Current liabilities:		
Notes payable	**$ 27,243**	$ 8,690
Current installments of long-term debt	**22,500**	42,625
Trade payables	**102,107**	109,165
Accrued compensation	**45,645**	43,840
Income taxes payable	**4,931**	6,261
Other accrued expenses	**28,907**	25,427
Total current liabilities	**231,333**	236,008
Long-term debt, excluding current installments	**200,978**	162,713
Accrued pension liabilities	**42,788**	50,684
Other liabilities	**43,968**	56,798
Total liabilities	**519,067**	506,203
Commitments and contingencies	**—**	—
Equity:		
H.B. Fuller stockholders' equity:		
Preferred stock (no shares outstanding) Shares authorized—10,045,900	**—**	—
Common stock, par value $1.00 per share, Shares authorized—160,000,000, Shares outstanding—49,194,251 and 48,657,618, for 2010 and 2009, respectively	**49,194**	48,658
Additional paid-in capital	**22,701**	12,309
Retained earnings	**646,596**	589,451
Accumulated other comprehensive income (loss)	**(86,557)**	(59,064)
Total H.B. Fuller stockholders' equity	**631,934**	591,354
Non-controlling interests	**2,456**	2,888
Total equity	**634,390**	594,242
Total liabilities and equity	**$1,153,457**	$1,100,445

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF TOTAL EQUITY
H.B. Fuller Company and Subsidiaries
(In thousands)

	H.B. Fuller Company Shareholders					
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
Balance at December 1, 2007	$57,437	$ 17,356	$ 683,698	$ 40,502	$3,057	$ 802,050
Net income including non-controlling interests			18,889		(159)	18,730
Foreign currency translation				(70,293)	(55)	(70,348)
Defined benefit pension plans adjustment, net of tax of $2,982				(7,153)		(7,153)
Interest rate swap, net of tax				(110)		(110)
Comprehensive Income						(58,881)
Dividends			(13,566)			(13,566)
Stock option exercises	94	1,297				1,391
Share-based compensation plans other, net	79	7,698				7,777
Tax benefit on share-based compensation plans		433				433
Repurchases of common stock	(9,162)	(21,504)	(170,084)			(200,750)
Balance at November 29, 2008	48,448	5,280	518,937	(37,054)	2,843	538,454
Net income including non-controlling interests			83,654		32	83,686
Foreign currency translation				66,758	13	66,771
Defined benefit pension plans adjustment, net of tax of $49,605				(88,629)		(88,629)
Interest rate swap, net of tax				(139)		(139)
Comprehensive Income						61,689
Effect of eliminating early measurement date for pension plans, net of tax of $116			29			29
Dividends			(13,169)			(13,169)
Stock option exercises	59	777				836
Share-based compensation plans other, net	176	6,388				6,564
Tax benefit on share-based compensation plans		201				201
Repurchases of common stock	(25)	(337)				(362)
Balance at November 28, 2009	48,658	12,309	589,451	(59,064)	2,888	594,242
Net income including non-controlling interests			70,877		(458)	70,419
Foreign currency translation				(28,666)	26	(28,640)
Medicare Part D Subsidy tax adjustment				(1,484)		(1,484)
Defined benefit pension plans adjustment, net of tax of $(1,523)				2,626		2,626
Interest rate swaps, net of tax				31		31
Comprehensive Income						42,952
Dividends			(13,732)			(13,732)
Stock option exercises	358	3,592				3,950
Share-based compensation plans other, net	196	6,650				6,846
Tax benefit on share-based compensation plans		509				509
Repurchases of common stock	(18)	(359)				(377)
Balance at November 27, 2010	$49,194	$ 22,701	$ 646,596	$(86,557)	$2,456	$ 634,390

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

H.B. Fuller Company and Subsidiaries

(In thousands)

	Fiscal Years		
	November 27, 2010	**November 28, 2009**	**November 29, 2008**
Cash flows from operating activities:			
Net income including non-controlling interests	**$ 70,419**	$ 83,686	$ 18,730
Adjustments to reconcile net income including non-controlling interests to net cash provided by operating activities:			
Depreciation	**30,361**	34,709	34,369
Amortization	**10,839**	12,038	11,803
Deferred income taxes	**9,343**	33,994	(28,506)
Income from equity method investments	**(8,008)**	(5,794)	(2,829)
Share-based compensation	**6,405**	5,668	4,318
Excess tax benefit from share-based compensation	**(509)**	(201)	(433)
Asset impairment charges	**8,785**	790	87,410
Change in assets and liabilities, net of effects of acquisitions:			
Trade receivables, net	**(17,461)**	15,691	(8,127)
Inventories	**(5,190)**	35,686	(12,644)
Other assets	**(5,831)**	15,948	(13,374)
Trade payables	**(8,762)**	(31,863)	(17,063)
Accrued compensation	**2,626**	17,706	(11,231)
Other accrued expenses	**3,696**	(744)	(4,492)
Income taxes payable	**1,764**	(14,455)	1,173
Pension and other postretirement benefit plan contributions	**(15,100)**	(143,913)	(6,957)
Pension and other postretirement benefit plan income (expense)	**8,102**	1,092	(1,572)
Other liabilities	**(12,462)**	(3,780)	591
Other	**(4,949)**	15,152	(7,821)
Net cash provided by operating activities	**74,068**	71,410	43,345
Cash flows from investing activities:			
Purchased property, plant and equipment	**(35,910)**	(22,738)	(19,959)
Purchased businesses, net of cash acquired	**(27,573)**	(4,175)	(6,436)
Proceeds from sale of property, plant and equipment	**3,417**	1,109	211
Net cash used in investing activities	**(60,066)**	(25,804)	(26,184)
Cash flows from financing activities:			
Proceeds from long-term debt	**345,000**	365,338	200,000
Repayment of long-term debt	**(329,625)**	(389,000)	(133,000)
Net proceeds from (payments on) notes payable	**18,566**	(2,934)	642
Dividends paid	**(13,624)**	(13,124)	(13,422)
Proceeds from stock options exercised	**3,950**	836	1,392
Excess tax benefit from share-based compensation	**509**	201	433
Repurchases of common stock	**(377)**	(362)	(200,750)
Net cash provided by (used in) financing activities	**24,399**	(39,045)	(144,705)
Effect of exchange rate changes	**(5,278)**	13,223	(23,244)
Net change in cash and cash equivalents	**33,123**	19,784	(150,788)
Cash used in operating activities of discontinued operations	**—**	—	(15,200)
Net change in cash and cash equivalents	**33,123**	19,784	(165,988)
Cash and cash equivalents at beginning of year	**100,154**	80,370	246,358
Cash and cash equivalents at end of year	**$ 133,277**	$ 100,154	$ 80,370
Supplemental disclosure of cash flow information:			
Dividends paid with company stock	**$ 108**	$ 116	$ —
Cash paid for interest	**$ 12,095**	$ 9,166	$ 16,070
Cash paid for income taxes	**$ 13,768**	$ 9,259	$ 39,352

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

H.B. Fuller Company and Subsidiaries

(In thousands, except share and per share amounts)

Note 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business: H.B. Fuller Company and its subsidiaries formulates, manufactures and markets adhesives, sealants, paints and other specialty chemical products globally, with sales operations in 39 countries in North America, Europe, Latin America, the Asia Pacific region, the Middle East and Africa. Our business is reported in four regional operating segments: North America, EIMEA (Europe, India, Middle East and Africa), Latin America and Asia Pacific. The North America segment accounted for 42 percent of 2010 net revenue. EIMEA, Latin America and Asia Pacific accounted for 30 percent, 17 percent and 11 percent, respectively.

The largest business component of each of the operating segments is adhesives. The adhesives business components produce and supply industrial and performance adhesives products for applications in various markets, including assembly (appliances, filters, construction, etc.), packaging (food and beverage containers, consumer goods, durable and non-durable goods, etc.), converting (corrugation, tape and label, paper converting, multi-wall bags and sacks, etc.), nonwoven and hygiene (disposable diapers, feminine care, medical garments, tissue and towel, etc.), performance wood (windows, doors, wood flooring, etc.), textile (footwear, sportswear, etc.), flexible packaging, graphic arts and envelope.

The North America operating segment includes adhesives and a construction products business component. The EIMEA operating segment consists of a single adhesives business component. The Latin America operating segment includes adhesives and a liquid paints business component that produces and supplies paint through a variety of distribution channels in Central America. The Asia Pacific operating segment consists of a single adhesives business component.

Principles of Consolidation: The consolidated financial statements include the accounts of H.B. Fuller Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which we exercise significant influence, but which we do not control, are accounted for in the consolidated financial statements under the equity method of accounting. As such, consolidated net income includes our equity portion in current earnings of such companies, after elimination of intercompany profits. Investments in which we do not exercise significant influence (generally less than a 20 percent ownership interest) are accounted for under the cost method.

Our 50 percent ownership in Sekisui-Fuller Company, Ltd., our Japan joint venture, is accounted for under the equity method of accounting as we do not exercise control over the company. This equity method investment is a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934. As of November 27, 2010, Sekisui-Fuller Company Ltd. had current assets of $97,453, non-current assets of $22,224, current liabilities of $45,477 and non-current liabilities of $809. For the 12 months ended November 27, 2010, Sekisui-Fuller Company Ltd. had revenue of $186,384, gross profit of $57,562 and net income of $16,016.

The fiscal year ends on the Saturday closest to November 30. Fiscal year-end dates were November 27, 2010, November 28, 2009 and November 29, 2008 for 2010, 2009 and 2008, respectively.

On November 27, 2007, we sold our automotive business. As a result, we classified these operations as discontinued operations in accordance with accounting standards. Cash flows pertaining to discontinued operations represent income tax payments made in 2008, in conjunction with the gain on the sale of the automotive business and are disclosed separately in the consolidated statements of cash flows.

Use of Estimates: Preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: For shipments made to customers, title generally passes to the customer when all requirements of the sales arrangement have been completed, which is generally at the time of delivery. Revenue from product sales is recorded when title to the product transfers, no remaining performance obligations exist, the terms of the sale are fixed and collection is probable. Shipping terms include both FOB shipping point and FOB destination. Stated terms in sale agreements also include payment terms and freight terms. Net revenues include shipping revenues as appropriate.

Provisions for sales returns are estimated based on historical experience, and adjusted for known returns, if material. Customer incentive programs (primarily volume purchase rebates) and arrangements such as cooperative advertising, slotting fees and buy-downs are recorded as a reduction of net revenue in accordance with FASB Accounting Standard Codification ("ASC") 605-50, "Customer Payments and Incentives". Rebates recorded in the consolidated statements of income were $20,016, $17,377 and $22,116 in 2010, 2009 and 2008, respectively.

For certain products, consigned inventory is maintained at customer locations. For these products, revenue is recognized in the period that the inventory is consumed. Sales to distributors also require a distribution agreement or purchase order. As a normal practice, distributors do not have a right of return.

Cost of Sales: Cost of sales includes raw materials, container costs, direct labor, manufacturing overhead, shipping and receiving costs, freight costs, depreciation of manufacturing equipment and other less significant indirect costs related to the production of our products.

Selling, General and Administrative (SG&A) Expenses: SG&A expenses include sales and marketing, research and development, technical and customer service, finance, legal, human resources, general management and similar expenses.

Income Taxes: The income tax provision is computed based on the pretax income included in the consolidated statements of income before income from equity method investments, plus any impact to prior period income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Enacted statutory tax rates applicable to future years are applied to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances reduce deferred tax assets when it is not more-likely-than-not that a tax benefit will be realized. See also Note 8.

Cash Equivalents: Cash equivalents are highly liquid instruments with an original maturity of three months or less.

Restrictions on Cash: There were no restrictions on cash as of November 27, 2010. There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances to us, except for typical statutory restrictions which prohibit distributions in excess of net capital or similar tests. Additionally, the majority of our cash in non U.S. locations is permanently reinvested.

Inventories: Inventories recorded at cost (not in excess of market value) as determined by the last-in, first-out method (LIFO) represent approximately 21 percent of consolidated inventories. During 2010, 2009 and 2008 reductions in inventory quantities resulted in liquidations of LIFO inventory layers causing an increase in net income of $1,349, $290 and $984, respectively. The remaining inventories, which include all non-U.S. operations, are valued at the lower of cost (mainly weighted average actual cost) or market value.

Investments: Investments with a value of $11,856 represent the cash surrender value of life insurance contracts on November 27, 2010. These assets are held to primarily support supplemental pension plans and are recorded in other assets in the consolidated balance sheets. The corresponding gain or loss associated with these contracts is reported in earnings each period as a component of "Other income, net".

Investments in Equity Securities Carried at Cost: Fair value of cost method investments is assessed according to accounting standards. We did not have any impairment of our cost method investments for the years ended November 27, 2010 or November 28, 2009. In 2008 we determined that two of our cost method investments had incurred impairments that were considered other than temporary. The non-cash charge associated with these impairments was $2,410. The impairments were deemed to be other-than-temporary primarily because of the continuing operating losses and negative operating cash flows generated by the investee companies. The adverse economic conditions as of the end of 2008 also negatively impacted the projected cash flows of these companies. The book value of the cost method investments as of November 27, 2010 was $3,579.

Property, Plant and Equipment: Property, plant and equipment are carried at cost and depreciated over the useful lives of the assets using the straight-line method. Estimated useful lives range from 20 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and the shorter of the lease or expected life for leasehold improvements and capitalized lease assets. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed. Upon sale of an asset, the difference between the proceeds and remaining net book value is charged or credited to other income, net on the consolidated statements of income. Interest costs associated with construction and implementation of property, plant and equipment of $240, $149 and $314 were capitalized in 2010, 2009 and 2008, respectively.

Goodwill: We test goodwill for impairment annually during the fourth quarter and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units by comparing the reporting unit's estimated fair value to its carrying amount, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and we calculate an implied fair value of goodwill. The implied fair value is calculated as the difference between the fair value of the reporting unit and the fair value of the individual assets and liabilities of the reporting unit, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value. Based on our 2010 annual assessment, we determined that none of our goodwill was impaired.

In 2008 after our initial annual assessment, we determined that our goodwill was not impaired. In the fourth quarter of 2008 however, as economic conditions worsened and the capital markets became distressed, we determined that circumstances had changed enough to trigger another goodwill impairment assessment as of November 29, 2008. That assessment resulted in the determination that the fair value of our construction products reporting unit was less than the carrying value of its net assets, including goodwill. This was due to a decline in the estimated future discounted cash flows expected from the reporting unit. The adverse economic conditions, especially in the U.S. housing and other construction markets, were the primary driver of the reduction in forecasted discounted cash flows. The amount of the pretax impairment charge in the fourth quarter of 2008 was $85,000 ($52,838 after tax). The $85,000 pretax charge was an estimated amount as of November 29, 2008. The final valuation work was completed in the first quarter of 2009 and resulted in an additional pretax impairment charge of $790 ($496 after tax). The amount of goodwill assigned to the construction products reporting unit was $99,127 prior to any impairment charges. The amount of goodwill after the final valuation and additional impairment charge is $13,337. See Note 6 for further discussion on Goodwill.

Intangible Assets: Intangible assets include patents and other intangible assets acquired from independent parties and are amortized on a straight-line basis with estimated useful lives ranging from 3 to 20 years. The straight-line method of amortization of these assets reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period.

Impairment of Long-Lived Assets: Our long-lived assets are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset (asset group) exceeds the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and its eventual disposition. The impairment loss to be recorded would be the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis or other valuation technique. Costs related to internally developed intangible assets are expensed as incurred.

During the second quarter of 2010, we exited our polysulfide-based insulating glass product line in Europe. We determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, pre-tax impairment charges of $8,785 were recorded to write-down the value of intangible assets and a write-down on property, plant and equipment was recorded in cost of sales in the amount of $608. See Note 5 for additional discussion.

Foreign Currency Translation: Assets and liabilities of non-U.S. functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income (loss) in stockholders' equity. Revenues and expenses are translated using average exchange rates during the year. Foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of income.

We consider a subsidiary's sales price drivers, currency denomination of sales transactions and inventory purchases to be the primary indicators in determining a foreign subsidiary's functional currency. Our subsidiaries in Latin America and certain European countries have a functional currency different than their local currency. All other foreign subsidiaries, which are located in North America, Europe and Asia, have the same local and functional currency.

Postemployment Benefits: Prior to 2010, postemployment benefits, such as medical, dental and life insurance coverage, were provided to inactive U.S. employees, employees' beneficiaries and covered dependents after active employment, but prior to retirement. The cost of providing these benefits was accrued during the years the employee rendered the necessary service.

During 2010, we made a decision to limit the postemployment benefits coverage to a period of twelve months after active employment ends. The result of this decision was a $2,534 reduction in the postemployment liability and a one-time benefit that was recorded in the SG&A expense line of the consolidated statements of income.

Asset Retirement Obligations: We recognize asset retirement obligations (AROs) in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. We have recognized a liability related to special handling of asbestos related materials in certain facilities for which we have plans or expectation of plans to undertake a major renovation or demolition project that would require the removal of asbestos or have plans or expectation of plans to exit a facility. In addition, we have determined that all facilities have some level of asbestos that will require abatement action in the future. Once the probability and timeframe of an action are determined, we apply certain assumptions to determine the related liability and asset. These assumptions include the use of inflation rates, the use of credit adjusted risk-free discount rates and the use of costs to handle asbestos related materials. The recorded liability is required to be adjusted for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. The asset retirement obligation liability was $1,369 and $1,395 at November 27, 2010 and November 28, 2009, respectively.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

Share-based Compensation: We have various share-based compensation programs, which provide for equity awards including stock options and restricted stock. We use the straight-line method to recognize compensation expense associated with share-based awards based on the fair value on the date of grant, net of the estimated forfeiture rate. Expense is recognized over the requisite service period related to each award, which is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early retirement based on the terms of the plan. The fair value of stock options is estimated using the Black-Scholes option pricing model. All of our stock compensation expense is recorded in SG&A expenses in the consolidated statements of income. See Note 3 for additional discussion.

Earnings Per Share: Basic earnings per share is calculated by dividing net income attributable to H.B. Fuller by the weighted average number of common shares outstanding during the applicable period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the applicable period. The difference between basic and diluted earnings per share is attributable to share-based compensation awards. We use the treasury stock method to calculate the effect of outstanding awards, which computes total employee proceeds as the sum of (a) the amount the employee must pay upon exercise of the award, (b) the amount of unearned share-based compensation costs attributed to future services and (c) the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the award. Share-based compensation awards for which total employee proceeds exceed the average market price over the applicable period have an antidilutive effect on earnings per share, and accordingly, are excluded from the calculation of diluted earnings per share. The computations for basic and diluted earnings per share follows:

	2010	2009	2008
Net income attributable to H.B. Fuller	**$ 70,877**	$ 83,654	$ 18,889
Weighted-average common shares—basic	**48,599,227**	48,325,135	51,044,679
Equivalent shares from share-based compensation plans	**1,009,059**	792,169	791,002
Weighted-average common and common equivalent shares—diluted	**49,608,286**	49,117,304	51,835,681

Share-based compensation awards for 1,209,614, 1,283,878 and 685,291 shares for 2010, 2009 and 2008, respectively, were excluded from the diluted earnings per share calculation because they were antidilutive.

Financial Instruments and Derivatives: Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. Derivatives consisted primarily of forward currency contracts used to manage foreign currency denominated assets and liabilities. Because derivative instruments outstanding were not designated as hedges for accounting purposes, the gains and losses related to mark-to-market adjustments were recognized as other income or expense in the income statement during the periods the derivative instruments were outstanding. We do not enter into any speculative positions with regard to derivative instruments.

Effective November 13, 2009, we entered into interest rate swap agreements to convert all of Series A and B and $25 million of Series C from our December 16, 2009 Senior Notes agreement from fixed to variable rates. The swaps convert our Senior Notes from fixed rates ranging from 5.13 percent to 5.61 percent to variable rates ranging from 6-month LIBOR plus 1.47 percent to 6-month LIBOR plus 1.78 percent. The swaps were designated for hedge accounting treatment. The changes in the fair value of the swap and the fair value of the Senior Notes are recorded as other income (expense), net in the consolidated statements of income. The change in the fair value of the Senior Notes attributable to the change in the risk being hedged, was a liability of $4,103 at November 27, 2010 and was included in long-term debt in the consolidated balance sheets. The fair value of the swaps in total was an asset of $3,896 at November 27, 2010 and was included in other assets in the consolidated balance sheets. The hedge ineffectiveness as of November 27, 2010 resulted in additional income of $81 for the year.

As of November 28, 2009, we had not yet borrowed against the Senior Notes, but had a firm commitment to borrow $150 million, of which $75 million we designated as the hedged item in a fair value hedge. As required by the accounting standards, a fair value calculation was done as of November 28, 2009 to record the fair value change of the interest rate swaps and the firm commitment of the Senior Notes. The fair value of the swaps was $1,050 at November 28, 2009 and was recorded in other assets. The change in the fair value of the firm commitment at November 28, 2009 was $1,338 which was included in long-term debt. The $288 difference between the fair value of the swaps and related firm commitment represents hedge ineffectiveness and was included in other expense in the 2009 consolidated statements of income. See Note 11 for further information.

Purchase of Company Common Stock: Under the Minnesota Business Corporation Act, repurchased stock is included in authorized shares, but is not included in shares outstanding. The excess of the repurchase cost over par value is charged to additional paid-in capital. When additional paid-in capital is exhausted, the excess reduces retained earnings. We repurchased 17,804, 24,808 and 30,383 shares of common stock in 2010, 2009 and 2008, respectively, in connection with the statutory minimum for the tax withholdings related to vesting of restricted shares.

On January 24, 2008, the board of directors authorized a share repurchase program of up to $200,000 of our outstanding common shares. During the first and second quarters of 2008, we repurchased 9,129,915 shares using the full $200,000, thus completing the repurchase program.

On September 30, 2010, the board of directors authorized a share repurchase program of up to $100,000 of our outstanding common shares. As of November 27, 2010, no shares have been repurchased under this new program.

Recently Adopted Accounting Pronouncements:

On December 2, 2007, the beginning of our fiscal 2008, we adopted the requirements of Financial Accounting Standards Board Accounting Standards Codification (ASC) 740, "Income Taxes" which clarify the accounting for income taxes by prescribing the minimum threshold a tax position is required to meet before being recognized in the financial statements. Guidance was also provided on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note 8 for further information.

On December 2, 2007, the beginning of our fiscal 2008, we adopted ASC 820-10 "Fair Value Measurements" which provides enhanced guidance for using fair value to measure assets and liabilities, provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. On November 30, 2008, the beginning of our fiscal 2009, we adopted the remaining aspects of ASC 820-10 "Fair Value Measurements and Disclosures," that had been deferred. The adoption did not have a material impact on our financial condition, results of operations or cash flows. See Note 13 for further information.

On November 30, 2008, the beginning of our fiscal 2009, we adopted ASC 815-10-50, "Disclosures about Derivative Instruments and Hedging Activities" which required additional quantitative disclosures and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. The adoption of this accounting standard did not have a material impact on our financial condition, results of operations or cash flows. See Note 11 for further information.

On November 28, 2009, the end of our fiscal 2009, we adopted the measurement provisions of ASC 715, "Employers' Accounting for Defined Benefit Pension and Other Retirement Plans". The measurement provisions required us to change the measurement date of our plan's assets and obligations that determine our funded status, to our fiscal year end date. As a result of changing our measurement date, there were adjustments to retained earnings and accumulated other comprehensive income which we elected to make in the fourth quarter of 2009. See Note 10 for further information.

On November 29, 2009, the beginning of our fiscal 2010, we adopted the new standards codified within ASC 805, "Business Combinations" which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The standard establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. The standard also addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. With the adoption of this standard, our accounting for business combinations has changed on a prospective basis for business combinations completed after November 29, 2009.

On November 29, 2009, the beginning of our fiscal 2010, we adopted the new requirements of ASC 810, "Consolidation" which establishes the accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. The standard requires that non-controlling interests (previously referred to as minority interests) be included in the consolidated balance sheets within equity separate from the parent's equity and consolidated net income be reported at amounts inclusive of both the parent's and the non-controlling interests shares, with disclosure on the face of the consolidated statements of earnings of the amounts attributable to the parent and to the non-controlling interests. In addition, changes in a parent's ownership should be treated as an equity transaction and if a subsidiary is deconsolidated, any retained non-controlling interests in the former subsidiary should be measured at fair value with gain or loss recognized in net earnings. These provisions are to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. Other than the change in presentation of non-controlling interests, this adoption did not have a material impact on our consolidated financial statements.

On November 29, 2009, the beginning of our fiscal 2010, we adopted ASC 350 "Intangibles—Goodwill and Other" which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The objective is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under accounting standards. This standard applies to all intangible assets, whether acquired in a business combination or otherwise. The standard has been applied prospectively to intangible assets acquired after November 29, 2009.

On November 27, 2010, the end of our fiscal 2010, we adopted the new accounting standards in ASC 715, "Compensation—Retirement Benefits" regarding a company's disclosures about postretirement benefit plan assets. This standard provides guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan. These new disclosures will provide users of the financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets, the input and valuation techniques used to measure the fair value of plan assets, the effects of fair value measurements and the significant concentrations of risk in regard to the plan assets. See Note 10 for further information.

New Accounting Pronouncements:

In October 2009, the FASB updated the revenue recognition guidance in ASC Topic 605, "Revenue Recognition", relating to the accounting for revenue arrangements involving multiple deliverables. The updates require companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under previous requirements. The updates are effective for revenue arrangements that begin or are changed in fiscal years that start June 15, 2010 or later which will be the beginning of our fiscal year 2011. The adoption of this standard will not have a material impact on our financial condition, results of operations or cash flows.

Note 2: Acquisitions

Revertex Finewaters Sdn. Bhd. On June 2, 2010, we acquired the outstanding shares of Revertex Finewaters Sdn. Bhd., a supplier of adhesives in Malaysia and Southeast Asia, based outside Kuala Lumpur, Malaysia. The acquisition further strengthens our market position in Southeast Asia and expands our geographic presence and customer portfolio in the region. The acquisition was a stock purchase and therefore encompasses all Revertex Finewaters' business operations and was recorded in our Asia Pacific operating segment.

The purchase price of $26,768, which was net of cash acquired of $557, was funded through existing cash. We also incurred acquisition related costs of approximately $498, which were recorded as selling, general and administrative expenses in the consolidated statements of income.

Based on valuations, we recorded:

Current assets (including cash acquired)	$ 7,736
Property, plant and equipment	3,820
Intangibles	11,144
Goodwill	12,289
Current liabilities	(4,234)
Long-term liabilities	(3,430)
Total purchase price (including cash acquired)	$27,325

Of the $11,144 of acquired intangibles, $7,271 was assigned to customer relationships with an expected life of 12 years, $2,978 was assigned to trademarks with an expected life of 15 years and $895 was assigned to non-competition agreements with an expected life of 4 years.

Nordic Adhesive Technology: On April 20, 2009 we acquired the outstanding shares of Nordic Adhesive Technology GmbH., a developer and manufacturer of flexible packaging adhesives, based in Buxtehude, Germany. The acquisition was a stock purchase and therefore encompassed all Nordic Adhesive Technology business operations. Intangible assets identified were customer lists, technology, trademarks and non-competition agreements.

The original purchase price of $4,175, which was net of cash acquired of $370, was funded through existing cash. We also incurred $295 of direct external costs for legal and due diligence expenses. The acquisition was recorded in our EIMEA operating segment. Based on valuations, we recorded $2,277 to current assets, $98 to property, plant and equipment, $2,767 to intangibles, $2,717 to goodwill, $2,483 to current liabilities and $831 to long term liabilities.

The former shareholders of Nordic Adhesive Technology are entitled to an earn-out of up to €2,600, over the first three years, based on certain financial performance criteria. The first earn-out was based on financial performance for a period from April 2009 to April 2010. According to the terms of the agreement, the first earn-out period resulted in the former shareholders earning €608 or approximately $805. Because this acquisition occurred prior to the new rules on accounting for business combinations described in Note 1, this amount was considered additional purchase price, which increased goodwill. There are two remaining earn-out periods that could result in additional payments of up to €1,992 which would also be considered additional purchase price. No amounts have been accrued for the remaining two earn-out periods as the contingency has not been resolved and additional consideration is not distributable as of November 27, 2010.

Egymelt: On August 31, 2008 we acquired the principal assets of Egymelt Limited Partnership Company, a manufacturer and marketer of hot melt and specialty water-based adhesives, headquartered in 6th of October City, Egypt. Egymelt markets its products in the Middle East and North Africa. Under the terms of the deal, the assets acquired included land, building, manufacturing equipment, inventory, accounts receivable, customer list and non-competition agreements. No debt or liabilities were assumed. The total cash payment of $6,305 was funded through existing cash. We also incurred $326 of direct external costs, partially offset by $195 of adjustments and sales tax refunds. The acquisition was recorded in our EIMEA operating segment.

Note 3: Accounting for Share-Based Compensation

Overview: We have various share-based compensation programs, which provide for equity awards including stock options, restricted stock and deferred compensation. These equity awards fall under several plans and are described below.

Share-based Compensation Plans: We currently grant stock options, restricted stock and stock-based units under equity compensation and deferred compensation plans.

Non-qualified stock options are granted to officers and key employees at prices not less than fair market value at the date of grant. These non-qualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent or 33.3 percent and generally have a contractual term of 10 years. Options exercised represent newly issued shares.

Restricted stock awards are nonvested stock awards that may include grants of restricted stock shares or restricted stock units. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. Such awards vest in three years from the date of grant or 33.3 percent per year for three years; depending on the grant. During the vesting period, ownership of the shares cannot be transferred. Restricted stock shares granted represent newly issued shares and have the same cash dividend and voting rights as other common stock and are considered to be currently issued and outstanding. Restricted stock units have dividend equivalent rights equal to the cash dividend paid on restricted stock shares. However, restricted stock units do not have voting rights of common stock and are not considered issued and outstanding upon grant. Restricted stock units become newly issued shares when vested. We expense the cost of the restricted stock awards, which is the grant date fair market value, ratably over the period during which the restrictions lapse. The grant date fair value is our closing stock price on the date of grant.

Directors' Deferred Compensation Plan: This plan allows non-employee directors to defer all or a portion of their retainer and meeting fees in a number of investment choices, including units representing shares of our common stock. We provide a 10 percent match on deferred compensation invested in these units. These units are required to be paid out in our common stock.

1998 Directors' Stock Incentive Plan: This plan offered non-employee directors incentives to put forth maximum efforts for the success of the business and to afford non-employee directors an opportunity to acquire a proprietary interest in us. This plan permitted granting of (a) restricted stock and (b) shares for amounts non-employee directors deferred under the Directors' Deferred Compensation Plan. This plan expired in April 2008 and the shares are no longer available for use.

2009 Directors' Stock Incentive Plan: This plan permits granting of (a) shares for amounts non-employee directors defer under the Directors' Deferred Compensation Plan and (b) discretionary grants of restricted stock, stock options, stock appreciation rights, performance awards and other stock awards.

Year 2000 Stock Incentive Plan: This plan allows for granting of awards to employees. The plan permits granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock awards; (d) performance awards; (e) dividend equivalents; and (f) other awards based on our common stock, including shares for amounts employees deferred under the Key Employee Deferred Compensation Plan.

Key Employee Deferred Compensation Plan: This plan allows key employees to defer a portion of their eligible compensation in a number of investment choices, including units, representing shares of company common stock. We provide a 10 percent match on deferred compensation invested in these units.

401(k) Plan: All U.S. employees have the option of contributing up to twenty-five percent of their pretax earnings to a 401(k) plan, subject to IRS limitations. We match up to the first four percent of each employee's pretax earnings, based on the employee's contributions. Employees hired after January 1, 2007 are eligible for a separate annual retirement contribution to the 401(k) Plan of three percent of pay that is invested based on the election of the individual participant. The three percent contribution is in addition to our four percent matching contribution described above and is in lieu of participation in our defined benefit pension plan. The total contribution to the 401(k) plan for 2010 was $3,602 which included the cost of the four percent company match of $2,847 and the additional three percent contribution of $755. The total contributions to the 401(k) plan were $3,106 and $3,104 in 2009 and 2008, respectively.

Grant-Date Fair Value: We use the Black-Scholes option-pricing model to calculate the grant-date fair value of an award. The fair value of options granted during 2010, 2009 and 2008 were calculated using the following assumptions:

	2010	**2009**	**2008**
Expected life (in years)	**5**	5	5
Weighted-average expected volatility	**50.88%**	45.36%	36.07%
Expected volatility	**50.8% - 51.6%**	44.73% - 50.5%	35.63% - 38.98%
Risk-free interest rate	**2.07%**	1.58%	3.25%
Expected dividend yield	**1.35%**	1.82%	1.13%
Weighted-average fair value of grants	**$8.49**	$5.20	$8.25

Expected life—We use historical employee exercise and option expiration data to estimate the expected life assumption for the Black-Scholes grant-date valuation. We believe that this historical data is currently the best estimate of the expected term of a new option. We use a weighted-average expected life for all awards.

Expected volatility—Volatility is calculated using our stock's historical volatility for the same period of time as the expected life. We have no reason to believe that its future volatility will differ from the past.

Risk-free interest rate—The rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the same period of time as the expected life.

Expected dividend yield—The calculation is based on the total expected annual dividend payout divided by the average stock price.

Expense

We use the straight-line attribution method to recognize expense for all option awards with graded vesting and restricted stock awards with graded and cliff vesting. Expense is recognized over the requisite service period, which for us is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early vesting based on the terms of the plans.

The amount of share-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. We currently expect, based on an analysis of our historical forfeitures and known forfeitures on existing awards, that approximately 82 percent and 88 percent of our unvested outstanding options and restricted stock awards will vest, respectively.

Total share-based compensation expense was $6,405, $5,668 and $4,318 for 2010, 2009 and 2008, respectively. Included in these amounts was stock option expense of $3,969, $3,129 and $2,261, respectively. No share-based compensation was capitalized. All share-based compensation was recorded as selling, general and administrative expense.

The benefits of tax deductions in excess of recognized compensation costs (excess tax benefits) are recorded as a financing cash inflow rather than a deduction of taxes paid. For 2010, 2009 and 2008, there was $509, $201 and $433 of excess tax benefit recognized resulting from share-based compensation cost, respectively. Our additional paid in capital pool ("APIC Pool") of excess tax benefits available to absorb tax deficiencies was $10,732 at November 27, 2010 due to exercises of stock options, vesting of restricted stock and deferred compensation payouts in the year.

As of November 27, 2010, $5,644 of unrecognized compensation costs related to unvested stock option awards is expected to be recognized over a weighted-average period of 2.1 years. Unrecognized compensation costs related to unvested restricted stock awards is $3,038 as of November 27, 2010 and is expected to be recognized over a weighted-average period of 1.7 years.

Share-based Activity

A summary of option activity as of November 27, 2010, and changes during the year then ended is presented below:

	Options	Weighted-Average Exercise Price
Outstanding at November 28, 2009	2,743,223	$15.68
Granted	627,756	20.59
Exercised	(358,421)	11.02
Forfeited or Cancelled	(192,090)	20.27
Outstanding at November 27, 2010	2,820,468	$18.25

The fair value of options granted during 2010, 2009 and 2008 was $5,327, $5,038 and $3,705, respectively. Total intrinsic value of options exercised during 2010, 2009 and 2008 was $3,542, $315 and $713, respectively. Intrinsic value is the difference between our closing stock price on the respective trading day and the exercise price, multiplied by the number of options exercised. Proceeds received from option exercises during the year ended November 27, 2010 were $3,950.

The following table summarizes information concerning outstanding and exercisable options as of November 27, 2010:

Range of Exercise Prices	Options Outstanding				Options Exercisable			
	Options	Life[1]	Price[2]	Value[3]	Options	Life[1]	Price[2]	Value[3]
$10.01-$15.00	1,281,845	5.8	$13.90	$ 9,188	713,728	4.1	$13.76	$5,218
$15.01-$20.00	416,630	6.3	17.46	1,505	312,630	5.3	16.67	1,376
$20.01-$25.00	603,673	9.0	20.64	298	11,985	7.4	20.93	1
$25.01-$30.00	518,320	6.6	26.84	—	325,428	6.5	26.88	—
	2,820,468	6.7	$18.25	$10,991	1,363,771	4.9	$17.62	$6,595

1 Represents the weighted-average remaining contractual life in years.

2 Represents the weighted-average exercise price.

3 Represents the aggregate intrinsic value, in thousands, based on our closing stock price on the last trading day of the quarter for in-the-money options.

A summary of nonvested restricted stock activity as of November 27, 2010, and changes during the year then ended is presented below:

	Units	Shares	Total	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (in Years)
Nonvested at November 28, 2009	83,266	273,104	356,370	$19.32	1.7
Granted	71,770	155,757	227,527	21.06	2.8
Vested	(13,583)	(52,059)	(65,642)	26.79	—
Forfeited	(29,513)	(10,973)	(40,486)	18.81	1.6
Nonvested at November 27, 2010	111,940	365,829	477,769	$19.17	1.7

Total fair value of restricted stock vested during 2010, 2009, and 2008 was $1,441, $1,245 and $2,474, respectively. The total fair value of nonvested restricted stock at November 27, 2010 was $10,067.

We repurchased 17,804, 24,808 and 30,383 restricted stock shares during 2010, 2009 and 2008, respectively, in conjunction with restricted stock share vestings. The repurchases relate to statutory minimum tax withholding. We anticipate that approximately 53,000 restricted shares will be repurchased in fiscal 2011 to satisfy minimum tax withholdings.

Deferred compensation units are fully vested at the date of contribution. Deferred compensation units outstanding as of November 27, 2010 and changes during the year then ended were as follows:

	Non-employee Directors	Employees	Total
Units outstanding November 28, 2009	268,863	97,641	366,504
Participant contributions	17,133	3,431	20,564
Company match contributions[1]	28,073	714	28,787
Payouts	(36,724)	(12,988)	(49,712)
Units outstanding November 27, 2010	277,345	88,798	366,143

1 The non-employee directors' company match includes 24,924 deferred compensation units paid as discretionary awards to all non-employee directors.

The fair value of non-employee directors company matches for 2010, 2009 and 2008 was $66, $63 and $61, respectively. The fair value of the non-employee directors' discretionary award for 2010, 2009 and 2008 was $490, $490 and $420, respectively. The fair value of employee company matches for 2010, 2009 and 2008 $15, $15 and $34, respectively.

Note 4: Supplemental Financial Statement Information

Statement of Income Information

Additional details of income statement amounts for 2010, 2009 and 2008 follow.

Other income (expense), net	2010	2009	2008
Foreign currency transaction losses, net	**$ (136)**	$ (3,600)	$ (2,021)
Gains on investments and company owned life insurance	**(123)**	147	7
Amortization of investments in partnerships accounted for under the cost method that generate low-income housing tax credits	**—**	(33)	(195)
Interest income	**646**	1,099	6,159
Roanoke litigation settlement	**—**	18,750	—
Gain on disposal of fixed assets	**1,588**	359	61
Other, net	**597**	(739)	(1,217)
Total other income (expense), net	**$ 2,572**	$15,983	$ 2,794
Research and development expenses (included in selling, general and administrative expenses)	**$19,294**	$16,992	$16,514

Balance Sheet Information

Additional details of balance sheet amounts as of November 27, 2010 and November 28, 2009 follow.

Inventories:	2010	2009
Raw materials	**$ 64,404**	$ 61,849
Finished goods	**76,450**	72,513
LIFO reserve	**(19,233)**	(17,455)
Total inventories	**$ 121,621**	$ 116,907

Other current assets:	2010	2009
Other receivables	**$ 11,386**	$ 10,502
Prepaid income taxes	**19,694**	12,054
Deferred income tax asset	**9,525**	10,906
Prepaid expenses	**16,659**	17,930
Other current assets	**435**	1,305
Total other current assets	**$ 57,699**	$ 52,697

Property, plant and equipment:	2010	2009
Land	**$ 44,530**	$ 42,612
Buildings and improvements	**232,132**	232,910
Machinery and equipment	**517,664**	529,138
Construction in progress	**12,478**	10,861
Total, at cost	**806,804**	815,521
Accumulated depreciation	**(555,729)**	(562,221)
Net property, plant and equipment	**$ 251,075**	$ 253,300

Other assets:	2010	2009
Investments and company owned life insurance	**$ 15,071**	$ 15,256
Equity method investments	**36,341**	30,772
Cost method investments	**3,579**	3,404
Long-term deferred tax asset	**49,849**	61,948
Prepaid pension costs	**5,386**	1,707
Other long-term assets	**18,052**	15,471
Total other assets	**$128,278**	$128,558

Income taxes payable:	2010	2009
Current income taxes payable	**$ 3,319**	$ 5,131
Current deferred income tax liability	**1,612**	1,130
Total income taxes payable	**$ 4,931**	$ 6,261

Other accrued expenses:	2010	2009
Taxes other than income taxes	**$ 6,338**	$ 6,472
Interest	**2,307**	1,534
Product liability	**1,753**	2,562
Accrued expenses	**18,509**	14,859
Total other accrued expenses	**$ 28,907**	$ 25,427

Other liabilities:	2010	2009
Asset retirement obligation	**$ 1,369**	$ 1,395
Long-term deferred tax liability	**7,636**	5,334
Long-term deferred compensation	**4,225**	4,229
Product liability	**400**	1,554
Postretirement other than pension	**20,082**	31,252
Other long-term liabilities	**10,256**	13,034
Total other liabilities	**$ 43,968**	$ 56,798

Additional details on the trade receivables allowance for 2010, 2009 and 2008 follow.

	2010	2009	2008
Balance at beginning of year	**$ 7,119**	$ 5,563	$ 6,297
Charged to expenses	**1,222**	5,139	1,860
Write-offs/adjustments	**(2,201)**	(3,931)	(2,183)
Effect of exchange rates	**(245)**	348	(411)
Balance at end of year	**$ 5,895**	$ 7,119	$ 5,563

Statement of Total Equity Information

Components of accumulated other comprehensive income (loss) follow.

	November 27, 2010		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	**$ 50,370**	**$ 50,357**	**$ 13**
Interest rate swap, net of taxes of $84	**(218)**	**(218)**	**—**
Medicare Part D Subsidy tax adjustment	**(1,484)**	**(1,484)**	**—**
Defined benefit pension plans adjustment, net of taxes of $75,468	**(135,212)**	**(135,212)**	**—**
Total accumulated other comprehensive income (loss)	**$ (86,544)**	**$ (86,557)**	**$ 13**

	November 28, 2009		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ 79,010	$ 79,023	$ (13)
Interest rate swap, net of taxes of $96	(249)	(249)	—
Defined benefit pension plans adjustment, net of taxes of $76,990	(137,838)	(137,838)	—
Total accumulated other comprehensive income (loss)	$ (59,077)	$ (59,064)	$ (13)

	November 29, 2008		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ 12,239	$ 12,265	$ (26)
Interest rate swap, net of taxes of $42	(110)	(110)	—
Defined benefit pension plans adjustment, net of taxes of $27,385	(49,209)	(49,209)	—
Total accumulated other comprehensive income (loss)	$ (37,080)	$ (37,054)	$ (26)

Note 5: Impairment of Long-lived Assets

During the second quarter of 2010, we decided to exit our polysulfide-based insulating glass product line in Europe. This is a commodity product line that was failing to meet return on gross investment targets. Exiting this product line improves the profitability profile of our EIMEA operating segment. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded exit costs and impairment charges of $11,368 ($8,440 after tax). Pre-tax asset impairment charges of $8,785 were recorded to write-down the value of intangible assets. A write-down of property, plant and equipment of $608 was recorded in cost of sales. Exit costs of $1,975 were also recorded ($1,223 was recorded in cost of sales and $752 was recorded in SG&A expense).

Note 6: Goodwill and Other Intangible Assets

The operating segment goodwill balances as of November 27, 2010 and November 28, 2009, follows. Changes in the goodwill balances relate to changes in allocations, foreign currency exchange rates and activity from acquisitions (see Note 2).

	2010	2009
North America	**$ 38,659**	$ 40,256
EIMEA	**45,169**	49,057
Latin America	**5,051**	5,370
Asia Pacific	**20,091**	9,048
Total	**$108,970**	$103,731

Additional details on the goodwill balance for 2010 and 2009 follow.

	2010	2009
Balance at beginning of year	**$103,731**	$ 88,823
Revertex Finewaters acquisition (Note 2)	**12,289**	—
Nordic Adhesive acquisition/earn-out (Note 2)	**805**	2,717
Construction Products impairment	**—**	(790)
Currency effect	**(7,855)**	12,981
Balance at end of year	**$108,970**	$103,731

In accordance with accounting standards, we test each of our reporting units for goodwill impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Our analysis as of November 27, 2010 indicated that there was no goodwill impairment.

Of the goodwill balance of $108,970 as of November 27, 2010, $25,322 resides in the North America adhesives reporting unit and $45,169 resides in EIMEA. In both of these reporting units, the calculated fair value exceeded the carrying value of the net assets by a significant margin. The construction products reporting unit, which resides in the North America segment, had a goodwill balance of $13,337 as of November 27, 2010. The calculated fair value of this reporting unit exceeded its carrying value by approximately 64 percent. The goodwill balance in the Asia Pacific segment of $20,091 as of November 27, 2010 included $12,289 of goodwill from the recent Revertex Finewaters acquisition in Malaysia. The calculated fair value of this reporting unit exceeded its carrying value by approximately 41 percent.

In the fourth quarter of 2008, we determined that the fair value of our construction products reporting unit, within the North America operating segment, was less than the carrying value of its assets, including goodwill. As a result a pretax impairment charge of $85,000 ($52,838 after tax), was recorded in the fourth quarter of 2008. The $85,000 pretax charge was an estimated amount as of our fiscal 2008 year-end. The final valuation work was completed in the first quarter of 2009 and resulted in an additional pretax impairment charge of $790 ($496 after tax). The amount of goodwill assigned to the construction products reporting unit was $99,127 prior to any impairment charges. After the final valuation and additional impairment charge the goodwill balance for construction products is $13,337.

See Note 1 for further information of our impairment analysis.

Balances of amortizable identifiable intangible assets, excluding goodwill and other non-amortizable intangible assets, follow:

Amortizable Intangible Assets	Purchased Technology & Patents	Customer Relationships	All Other	Total
As of November 27, 2010				
Original cost	**$ 10,008**	**$156,570**	**$16,573**	**$183,151**
Accumulated amortization	**(3,174)**	**(42,975)**	**(6,385)**	**(52,534)**
Net identifiable intangibles	**$ 6,834**	**$113,595**	**$10,188**	**$130,617**
Weighted average useful lives (in years)	**12**	**19**	**15**	**18**
As of November 28, 2009				
Original cost	$ 31,929	$151,100	$16,846	$199,875
Accumulated amortization	(25,108)	(28,931)	(5,653)	(59,692)
Net identifiable intangibles	$ 6,821	$122,169	$11,193	$140,183
Weighted average useful lives (in years)	10	19	15	17

In the second quarter of 2010, we wrote down the value of intangible assets by $8,785 as a result of our exiting our polysulfide-based insulating glass product line in Europe. For further information see Note 5.

Amortization expense with respect to amortizable intangible assets was $10,950, $12,038 and $11,803 in 2010, 2009 and 2008, respectively.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets for the next five fiscal years follows:

Fiscal Year	2011	2012	2013	2014	2015	Thereafter
Amortization Expense	$9,866	$9,744	$9,640	$9,549	$9,302	$82,516

The above amortization expense forecast is an estimate. Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, potential impairment, accelerated amortization, or other events.

Non-amortizable intangible assets at November 27, 2010 and November 28, 2009 totaling $900 and $1,017, respectively, relate to the trademarks / trade names. The change in non-amortizable assets in 2010 compared to 2009 was due to changes in currency exchange rates.

Note 7: Notes Payable, Long-Term Debt and Lines of Credit

Notes Payable: Notes payable were $27,243 at November 27, 2010. This amount represents various other short-term borrowings that were not part of committed lines. The weighted-average interest rates on short-term borrowings were 8.6 percent, 9.0 percent and 11.1 percent in 2010, 2009 and 2008, respectively. Fair values of these short-term obligations approximate their carrying values due to their short maturity. There were no funds drawn from the short-term committed lines at November 27, 2010.

Long-Term Debt

Long-Term Debt, including Capital Lease Obligations	Weighted-Average Interest Rate at November 27, 2010	Fiscal Year Maturity Date	2010	2009
U.S. dollar obligations:				
Senior notes	7.29%	2010	$ —	$ 37,000
Revolving credit line	2.26%	2013	—	92,000
Term Loan	0.94%	2013	**69,375**	75,000
Senior Notes, Series A[1]	2.13%	2017	**17,888**	277
Senior Notes, Series B[2]	2.14%	2017	**34,900**	547
Senior Notes, Series C[3]	3.26%	2020	**36,315**	514
Senior Notes, Series D[4]	5.61%	2020	**65,000**	—
Total debt			**223,478**	205,338
Less: current installments			**(22,500)**	(42,625)
Total long-term debt, excluding current installments			**$200,978**	$162,713

1 Senior Notes, Series A, due December 16, 2016, swapped to a floating rate

2 Senior Notes, Series B, due February 24, 2017, swapped to a floating rate

3 Senior Notes, Series C, due December 16, 2019, $25,000 swapped to a floating rate

4 Senior Notes, Series D, due February 24, 2020

On December 16, 2009, we entered into a note purchase agreement under which we agreed to issue $150,000 in aggregate principal amount of senior unsecured notes to a group of private investors. The $150,000 was split into four non-amortizing tranches:

- $17,000 5.13% Senior Notes, Series A, due December 16, 2016 (7-year)
- $33,000 5.13% Senior Notes, Series B, due February 24, 2017 (7-year)
- $35,000 5.61% Senior Notes, Series C, due December 16, 2019 (10-year)
- $65,000 5.61% Senior Notes, Series D, due February 24, 2020 (10-year)

Funding of the $150,000 occurred in two waves. The first funding of Senior Notes, Series A and C, in the amount of $52,000, occurred on December 16, 2009. The second funding of Senior Notes, Series B and D, in the amount of $98,000, occurred on February 24, 2010.

The Senior Notes priced on November 13, 2009. At that time, the agreements became legally binding and commitment to borrow the prescribed funds at the fixed rate constituted a firm commitment. Also on November 13, 2009 we entered into interest rate swap agreements for the purpose of obtaining a floating rate of interest on $75,000 of the private placement debt. The swaps convert our Series A Senior Notes from a fixed rate of 5.13 percent to a variable rate of 6-month London Interbank Offered Rate (LIBOR) (in arrears) plus 1.59 percent, our Series B Senior Notes from a fixed rate of 5.13 percent to a variable rate of 6-month LIBOR (in arrears) plus 1.47 percent, and $25,000 of our Series C Senior Notes from a fixed rate of 5.61 percent to a variable rate of 6-month LIBOR (in arrears) plus 1.78 percent. See Note 11 for additional information.

Long-term debt had an estimated fair value of $231,770 and $202,870 as of November 27, 2010 and November 28, 2009, respectively. The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered for debt of similar maturities. The estimated fair value of these long-term obligations is not necessarily indicative of the amount that would be realized in a current market exchange.

Lines of Credit

As of November 27, 2010, lines of credit were as follows:

Term	Committed	Drawn	Unused
Long-term	$200,000	$0	$200,000

A revolving credit agreement with a consortium of financial institutions accounted for the entire committed lines of credit. The credit agreement creates an unsecured multi-currency revolving credit facility that can be drawn upon for general corporate purposes. The credit agreement also contains an accordion feature, which allows us to increase the aggregate credit facility size to up to $275,000. Exercise of the accordion feature requires the approval of the consortium of financial institutions. Interest is payable at the LIBOR plus 1.95 percent. A facility fee of 0.30 percent is payable quarterly. Both the interest rate and the facility fee are based on a rating grid. The credit facility expires on June 19, 2013.

The most restrictive debt covenants place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage and maximum debt to trailing twelve months EBITDA requirements. In addition, we cannot be a member of any "consolidated group" for income tax purposes other than with our subsidiaries. At November 27, 2010 all financial covenants were met.

Maturities of long-term debt for the next five fiscal years follow.

Fiscal Year	2011	2012	2013	2014	2015	Thereafter
Long-term debt obligations	$22,500	$24,375	$22,500	$0	$0	$154,103

Note 8: Income Taxes

Income before income taxes and income from equity method investments	2010	2009	2008
United States	**$51,271**	$ 78,226	$(42,969)
Non-U.S.	**36,447**	36,394	53,177
Total	**$87,718**	$114,620	$ 10,208

Components of the provision for income tax expense (benefit)	2010	2009	2008
Current:			
U.S. Federal	**$ 4,822**	$ (7,377)	$ 6,943
State	**(586)**	(574)	1,334
Non-U.S.	**11,728**	10,685	14,536
	15,964	2,734	22,813
Deferred:			
U.S. Federal	**9,028**	31,370	(23,638)
State	**811**	3,074	(3,314)
Non-U.S.	**(496)**	(450)	(1,554)
	9,343	33,994	(28,506)
Total	**$25,307**	$ 36,728	$ (5,693)

Reconciliation of effective income tax rate	2010	2009	2008
Statutory U.S. federal income tax rate	**$30,701**	$40,117	$ 3,572
State income taxes, net of federal benefit	**1,495**	2,470	(99)
U.S. federal income taxes on dividends received from non-U.S. subsidiaries, before foreign tax credits	**3,464**	2,199	3,323
Foreign tax credits	**(3,464)**	(839)	(3,139)
Non-U.S. taxes	**(2,868)**	(3,062)	(1,398)
Interest income not taxable in the U.S.	**(2,402)**	(2,629)	(2,451)
Reduction in unrecognized tax benefits	**(3,231)**	—	—
Change in valuation allowance	**615**	(123)	(5,420)
Other	**997**	(1,405)	(81)
Total	**$25,307**	$36,728	$(5,693)

Deferred income tax balances at each year-end related to	2010	2009
Depreciation and amortization	**$ (2,687)**	$ (971)
Employee benefit costs	**42,000**	43,155
Foreign tax credit carryforward	**2,091**	4,623
Tax loss carryforwards	**12,661**	11,082
Other	**(436)**	11,389
	53,629	69,278
Valuation allowance	**(3,503)**	(2,888)
Net deferred tax assets	**$50,126**	$66,390

The difference between the change in the deferred tax assets in the balance sheet and the deferred tax provision is primarily due to the defined benefit pension adjustments.

Net deferred taxes as presented on the Consolidated Balance Sheets	2010	2009
Deferred tax assets:		
Current	**$ 9,525**	$10,906
Non-current	**49,849**	61,948
Deferred tax liabilities:		
Current	**(1,612)**	(1,130)
Non-current	**(7,636)**	(5,334)
Net deferred tax assets	**$50,126**	$66,390

Valuation allowances principally relate to foreign net operating loss carryforwards where the future potential benefits do not meet the more-likely-than-not realization test. The net change in the valuation allowance of $615 during the year ended November 27, 2010, is primarily due to an increase for non-U.S. tax loss carry forwards and the removal of the valuation allowance for U.S. state tax loss carry forwards.

Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those deferred tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized. We believe it is more-likely-than-not that forecasted income, together with the tax effects of the deferred tax liabilities and tax planning strategies, will be sufficient to fully recover the net deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

U.S. income taxes have not been provided on approximately $407,720 undistributed earnings of non-U.S. subsidiaries. We intend to indefinitely reinvest these undistributed earnings. If any portion of these earnings were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings plus available foreign tax credit carryovers, if any. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation.

While non-U.S. operations have been profitable overall, there are cumulative tax losses of $35,353 in twelve different countries. These tax losses can be carried forward to offset the income tax liabilities on future income in these countries. Cumulative tax losses of $24,744 can be carried forward indefinitely, while the remaining $10,609 of tax losses must be utilized during 2011 to 2019.

The U.S. has a foreign tax credit carryforward of $2,091 that will expire in 2019.

The table below sets forth the changes to our gross unrecognized tax benefit as a result of uncertain tax positions, excluding accrued interest, for fiscal year ended November 27, 2010. We do not anticipate that the total unrecognized tax benefits will change significantly within the next twelve months except for decreases of $549 related to lapses in applicable statutes of limitation.

	2010
Balance as of November 28, 2009	$10,780
Tax positions related to the current year:	
Additions	425
Reductions	(82)
Tax positions related to prior years:	
Additions	1,397
Reductions	(5,493)
Settlements	(578)
Lapses in applicable statutes of limitation	(115)
Balance as of November 27, 2010	$ 6,334

Included in the balance of unrecognized tax benefits as of November 27, 2010, are potential benefits of $5,348 that, if recognized, would affect the effective tax rate.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For the fiscal year ended November 27, 2010, we recognized a net benefit for interest and penalties of $978 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $1,452 as of November 27, 2010. For the fiscal year ended November 28, 2009, we recognized net interest and penalties of $299 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $2,457 as of November 28, 2009.

We are subject to U.S. federal income tax as well as income tax in numerous state and foreign jurisdictions. We are no longer subject to U.S. federal tax examination for years prior to 2006 or Swiss income tax examination for years prior to 2007. During 2010, we have concluded a U.S. federal audit covering 2006–2008. There have been no Swiss income tax examination for 2007 and subsequent years. We are in various stages of examination and appeal in several state and other foreign jurisdictions. Although the final outcomes of these examinations cannot currently be determined, we believe that we have adequate reserves with respect to these examinations.

Note 9: Stockholders' Equity

Preferred Stock: The board of directors is authorized to issue up to 10,045,900 shares of preferred stock that may be issued in one or more series and with such stated value and terms as the board of directors may determine.

Common Stock: There were 160,000,000 shares of common stock with a par value of $1.00 authorized and 49,194,251 and 48,657,618 shares issued and outstanding at November 27, 2010 and November 28, 2009, respectively. Dividends of $0.2780, $0.2700 and $0.2625 per share were declared and paid in 2010, 2009 and 2008, respectively.

On January 24, 2008, the board of directors authorized a share repurchase program of up to $200,000 of our outstanding common shares after having completed a $100,000 stock buyback program authorized on July 11, 2007. Under both programs, at our discretion, we were authorized to repurchase shares for cash on the open market, from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The primary source of funding for the programs was cash held in the United States and debt financing. The timing of such repurchases was dependent on price, market conditions and applicable regulatory requirements. Upon repurchase of the shares, we reduced our common stock for the par value of the shares with the excess being applied against additional paid in capital. When additional paid in capital was exhausted, the excess reduced retained earnings.

The January 24, 2008 share repurchase program was completed in 2008 and 9,129,915 shares were repurchased. Under the July 11, 2007 share repurchase program, the final 2,086 shares were repurchased in 2008.

On September 30, 2010, the board of directors authorized a share repurchase program of up to $100,000 of our outstanding common shares. As of November 27, 2010, no shares have been repurchased under this new program.

Common Shares Outstanding	2010	2009	2008
Beginning balance	48,657,618	48,447,610	57,436,515
Stock options exercised	358,421	58,915	94,689
Deferred compensation paid	37,862	31,777	24,327
Restricted units vested	13,565	12,413	18,851
Restricted shares granted	155,757	147,258	84,206
Shares withheld for taxes	(17,804)	(24,808)	(30,385)
Restricted shares forfeited	(11,168)	(15,547)	(48,592)
Shares repurchased under repurchase plan	—	—	(9,132,001)
Ending balance	49,194,251	48,657,618	48,447,610

Shareholder Rights Plan: The shareholder rights plan provides each holder of a share of common stock a right to purchase one one-hundredth of a share of preferred stock for $95, subject to adjustment. No fraction of a preferred share (other than fractions in integral multiples of one one-hundredth of a share) will be issued. Preferred shares purchased upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a preferential quarterly dividend payment, a preferential liquidation payment, voting rights, and participation in any merger, consolidation or other transaction in which common shares are exchanged. These rights are not currently exercisable. In the event any person becomes an Acquiring Person (as defined in the rights plan), each holder of a right will thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of common shares of ours having a current aggregate market price equal to twice the current aggregate exercise price. In the event that at any time after there is an Acquiring Person we are acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of us and our subsidiaries (taken as a whole) are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a current aggregate market price equal to twice the current aggregate exercise price. Rights held by an acquiring person are void. We may redeem or exchange the rights in certain instances. Unless extended or redeemed, the rights expire on July 31, 2016.

Note 10: Pension and Postretirement Benefits

Noncontributory defined benefit pension plans cover all U.S. employees employed prior to January 1, 2007. Benefits for these plans are based primarily on years of service and employees' average compensation during their five highest out of the last ten years of service. The funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities and bonds. Other U.S. postretirement benefits are funded through a Voluntary Employees' Beneficiaries Association Trust.

Health care and life insurance benefits are provided for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers. Costs are accrued during the years the employee renders the necessary service.

Certain non-U.S. subsidiaries provide pension benefits for their employees consistent with local practices and regulations. These plans are primarily defined benefit plans covering substantially all employees upon completion of a specified period of service. Benefits for these plans are generally based on years of service and annual compensation.

Included in accrued pension costs shown on the Consolidated Balance Sheets are defined contribution pension liabilities of $7,178 and $6,599 in 2010 and 2009, respectively.

In fiscal 2009, we adopted new accounting guidance requiring us to change our measurement date from August 31 to our fiscal year end for plan assets of defined benefit pension and other postretirement benefit plans. The adjustments to retained earnings and accumulated other comprehensive income due to the measurement date change as of November 28, 2009 were as follows:

	U.S. Plans	Non-U.S. Plans	Other Postretirement Plans
Retained earnings, net of tax	$167	$(178)	$ 40
Retained earnings, pretax	274	(426)	65
Accumulated other comprehensive income, net of tax	32	180	(71)
Accumulated other comprehensive income, pretax	53	254	(116)

Following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as of November 27, 2010 and November 28, 2009:

	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
Change in projected benefit obligation:	2010	2009	2010	2009	2010	2009
Benefit obligation at beginning of year	**$302,100**	$248,306	**$149,492**	$117,373	**$ 56,864**	$ 48,089
Service cost	**5,496**	5,527	**1,030**	1,147	**542**	519
Interest cost	**17,104**	21,298	**6,990**	8,674	**2,923**	3,937
Participant contributions	**—**	—	**169**	—	**661**	1,187
Plan amendments	**—**	—	**—**	—	**(326)**	—
Actuarial (gain)/loss	**5,561**	45,266	**423**	12,231	**(5)**	10,720
Other	**—**	—	**—**	—	**—**	380
Curtailments	**—**	—	**—**	(438)	**—**	—
Settlement	**—**	—	**(1,195)**	—	**—**	—
Benefits paid	**(14,616)**	(18,297)	**(5,757)**	(7,076)	**(5,020)**	(7,968)
Currency change effect	**—**	—	**(13,106)**	17,581	**—**	—
Benefit obligation at end of year	**315,645**	302,100	**138,046**	149,492	**55,639**	56,864
Change in plan assets:						
Fair value of plan assets at beginning of year	**279,036**	221,974	**127,892**	77,604	**28,101**	38,412
Actual return on plan assets	**32,000**	(11,572)	**4,891**	(10,763)	**2,406**	(6,004)
Employer contributions	**5,308**	86,930	**662**	54,508	**9,130**	2,475
Participant contributions	**—**	—	**169**	—	**661**	1,186
Benefits paid[1]	**(14,616)**	(18,297)	**(1,578)**	(2,028)	**(5,020)**	(7,968)
Currency change effect	**—**	—	**(12,475)**	8,571	**—**	—
Fair value of plan assets at end of year	**301,728**	279,036	**119,561**	127,892	**35,278**	28,101
Plan assets in excess of (less than) benefit obligation as of year end	**$ (13,917)**	$ (23,064)	**$ (18,485)**	$ (21,600)	**$(20,361)**	$(28,763)

1 Amount excludes benefit payments made from sources other than plan assets.

	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
Amounts in accumulated other comprehensive income that have not been recognized as components of net periodic benefit cost:	2010	2009	2010	2009	2010	2009
Unrecognized actuarial loss	**$113,377**	$116,051	**$59,790**	$57,633	**$ 54,875**	$ 60,977
Unrecognized prior service cost (benefit)	**68**	134	**(34)**	(39)	**(19,838)**	(24,149)
Ending balance	**$113,445**	$116,185	**$59,756**	$57,594	**$ 35,037**	$ 36,829

	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
Statement of financial position as of fiscal year-end:	2010	2009	2010	2009	2010	2009
Non-current assets	**$ 5,386**	$ —	**$ —**	$ 1,707	**$ —**	$ —
Accrued benefit cost						
Current liabilities	**(1,497)**	(1,519)	**(681)**	(787)	**(279)**	(273)
Non-current liabilities	**(17,806)**	(21,545)	**(17,804)**	(22,520)	**(20,082)**	(28,490)
Ending balance	**$(13,917)**	$(23,064)	**$(18,485)**	$(21,600)	**$(20,361)**	$(28,763)

The accumulated benefit obligation of the U.S. pension and other postretirement plans was $347,648 at November 27, 2010 and $335,431 at November 28, 2009. The accumulated benefit obligation of the non-U.S. pension plans was $132,953 at November 27, 2010 and $143,745 at November 28, 2009.

The following amounts relate to pension plans with accumulated benefit obligations in excess of plan assets as of November 27, 2010 and November 28, 2009:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Accumulated benefit obligation	**$74,340**	$75,644	**$66,363**	$136,449
Fair value of plan assets	**35,278**	28,101	**51,517**	117,632

The following amounts relate to pension plans with projected benefit obligations in excess of plan assets as of November 27, 2010 and November 28, 2009:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Projected benefit obligation	**$74,942**	$358,965	**$138,046**	$140,938
Fair value of plan assets	**35,278**	307,138	**119,561**	117,632

Information about the expected cash flows follows:

	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans	
Employer contributions			
2011	$ 1,497	$ 3,365	$ 4,406
Expected benefit payments			
2011	$15,333	$ 5,623	$ 4,406
2012	15,648	5,794	4,345
2013	16,098	5,989	4,278
2014	16,687	6,409	4,244
2015	17,341	6,831	4,215
2016-2020	99,306	35,574	20,672

Components of net periodic benefit cost and other supplemental information for the years ended November 27, 2010, November 28, 2009, and November 29, 2008 follow:

	Pension Benefits						Other Postretirement Benefits		
	U.S. Plans			Non-U.S. Plans					
Net periodic cost (benefit):	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Service cost	**$ 5,496**	$ 4,422	$ 5,396	**$ 1,030**	$ 942	$ 1,123	**$ 542**	$ 415	$ 1,455
Interest cost	**17,104**	17,038	16,460	**6,990**	7,679	7,675	**2,923**	3,150	4,816
Expected return on assets	**(26,231)**	(22,770)	(24,849)	**(7,833)**	(7,406)	(8,787)	**(2,734)**	(3,361)	(3,886)
Amortization:									
Prior service cost	**66**	103	197	**(4)**	(4)	(5)	**(4,636)**	(4,636)	(922)
Actuarial (gain)/ loss	**2,467**	110	143	**2,525**	1,008	213	**6,332**	4,172	3,731
Transition amount	**—**	—	—	**—**	20	22	**—**	—	—
Curtailment (gain)/ loss	**—**	—	(1,042)	**—**	—	—	**—**	—	—
Settlement charge/ (credit)	**—**	—	(997)	**928**	—	—	**—**	—	—
Net periodic benefit cost (benefit)	**$ (1,098)**	$ (1,097)	$ (4,692)	**$ 3,636**	$ 2,239	$ 241	**$ 2,427**	$ (260)	$ 5,194

	Pension Benefits		
	U.S. Plans	Non-U.S. Plans	Postretirement benefits
Amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit costs over next fiscal year as of November 27, 2010			
Amortization of prior service cost (benefit)	**$ 66**	**$ (4)**	**$(4,693)**
Amortization of net actuarial (gain) loss	**6,004**	**2,619**	**5,933**
	$6,070	**$2,615**	**$ 1,240**

	Pension Benefits						Other Postretirement Benefits		
	U.S. Plans			Non-U.S. Plans					
Weighted-average assumptions used to Determine benefit obligations	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**5.46%**	5.69%	6.93%	**5.09%**	5.16%	5.82%	**4.96%**	5.30%	6.79%
Rate of compensation increase	**4.17%**	4.19%	4.18%	**2.15%**	2.21%	2.14%	**N/A**	N/A	N/A

Weighted-average assumptions used to Determine net costs for years ended	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**5.69%**	6.93%	6.25%	**5.18%**	5.82%	5.48%	**5.30%**	6.79%	6.25%
Expected return on plan assets	**7.90%**	8.75%	9.00%	**6.68%**	8.40%	7.94%	**8.75%**	8.75%	8.75%
Rate of compensation increase	**4.19%**	4.18%	4.23%	**2.15%**	2.21%	3.31%	**NA**	N/A	N/A

The expected return on assets assumption on the investment portfolios for the pension and other postretirement benefit plans is based on the long-term expected returns for the investment mix of assets currently in the portfolio. Management uses historic return trends of the asset portfolio combined with recent market conditions to estimate the future rate of return. The discount rate is determined using an actuarial tool that applies a yield curve approach which enables us to select a discount rate that reflects the characteristics of the plan. The tool identifies a broad universe of corporate bonds that meet the quality and size criteria for the particular plan.

Assumed health care trend rates	2010	2009	2008
Health care cost trend rate assumed for next year	**7.00%**	7.50%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%	5.00%
Fiscal year that the rate reaches the ultimate trend rate	**2015**	2015	2015

The rate of increase in health care cost levels is expected to be 7.00 percent in the year 2011. The company's retiree medical plan was modified during 2008 with changes going into effect December 1, 2008. Changes include the elimination of certain benefits, increases in co-pay amounts and changes in options for medical coverage. The financial impact was to reduce the accumulated postretirement benefit obligation as of November 29, 2008 by $25,663.

Sensitivity Information: A one-percentage point change in the health care cost trend rate would have the following effects on the November 27, 2010 service and interest cost and the accumulated postretirement benefit obligation at November 27, 2010:

	One-Percentage Point	
	Increase	Decrease
Effect on service and interest cost components—annual	$ 12	$(11)
Effect on accumulated postretirement benefit obligation	$105	$(99)

The asset allocation for the company's U.S. and non-U.S. pension plans at the end of 2010 and 2009 follows.

	U.S. Pension Plans			Non-U.S. Pension Plans			Other Postretirement Plans		
	Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End	
	2010	2010	2009	2010	2010	2009	2010	2010	2009
Asset Category									
Equities	60.0%	59.7%	49.5%	46.1%	46.6%	55.5%	0.0%	0.0%	0.0%
Fixed income	40.0%	39.2%	49.9%	53.9%	53.1%	2.2%	0.0%	0.0%	0.0%
Insurance	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	98.1%	97.6%
Cash	0.0%	1.1%	0.6%	0.0%	0.3%	42.3%	0.0%	1.9%	2.4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Plan Asset Management

Plan assets are held in trust and invested in mutual funds, separately managed accounts and other commingled investment vehicles holding U.S. and non-U.S. equity securities, fixed income securities and other investment classes. We employ a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Futures and options may also be used to enhance risk-adjusted long-term returns while improving portfolio diversification and duration. Risk management is accomplished through diversification across asset classes, utilization of multiple investment managers and general plan-specific investment policies. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and our assessment of our overall liquidity position. This asset allocation policy mix is reviewed annually and actual versus target allocations are monitored regularly and rebalanced on an as-needed basis. Plan assets are invested using a combination of active and passive investment strategies. Passive, or "indexed" strategies, attempt to mimic rather than exceed the investment performance of a market benchmark. The plans' active investment strategies employ multiple investment management firms which in aggregate cover a range of investment styles and approaches. Performance is monitored and compared to relevant benchmarks on a regular basis

The U.S. pension plans consist of two plans: a pension plan and a supplemental executive retirement plan (SERP). There were no assets in the SERP in 2010 and 2009. Consequently, all of the data disclosed in the asset allocation table for the U.S. pension plans pertain to our U.S. pension plan.

During 2010 we moved our assets to the target asset allocation mix of 60 percent equities and 40 percent fixed income and continued our focus to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the plan. We plan to maintain the portfolio at this target allocation in 2011.

The non-U.S. pension plans consist of all the pension plans administered by us outside the U.S., principally consisting of plans in Germany, the United Kingdom and Canada. During 2010 we moved our assets for several of the non-U.S. pension plans towards the specific target asset allocation mix determined for each plan to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the individual plans. We plan to maintain the portfolios at their respective target asset allocations in 2011.

Other postretirement benefits plans consist of two U.S. plans: a retiree medical health care plan and a group term life insurance plan. There were no assets in the group term life insurance plan for 2010 and 2009. Consequently, all of the data disclosed in the asset allocation table for other postretirement plans pertain to our retiree medical health care plan. Our investment strategy for other postretirement benefit plans is to own insurance policies that maintain an asset allocation nearly completely in equities. These equities are invested in a passive portfolio indexed to the S&P 500. Our large weighting to equities in these plans is driven by the investment options available and the relative underfunded status of the plans.

Fair Value of Plan Assets

In fiscal 2010 we adopted new accounting guidance requiring additional disclosures for plan assets of defined benefit pension and other postretirement benefit plans. This guidance requires that we categorize plan assets within a three-level fair value hierarchy as described in Note 13.

U.S. Pension Plans	Level 1	Level 2	Level 3	Total Assets
Equities	$104,156	$ 76,094	$ —	$180,250
Fixed income	50,407	67,171	688	118,266
Cash	3,212	—	—	3,212
Total	$157,775	$143,265	$ 688	$301,728

Non-U.S. Pension Plans	Level 1	Level 2	Level 3	Total Assets
Equities	$ 27,332	$ 28,427	$ —	$ 55,759
Fixed income	40,461	22,992	—	63,453
Cash	349	—	—	349
Total	$ 68,142	$ 51,419	$ —	$119,561

Other Postretirement Benefits	Level 1	Level 2	Level 3	Total Assets
Insurance	—	—	34,599	34,599
Cash	679	—	—	679
Total	$ 679	$ —	$34,599	$ 35,278

The definitions of fair values of our pension and other postretirement benefit plan assets at November 27, 2010 by asset category are as follows:

Equities—Primarily publicly traded common stock for purposes of total return and to maintain equity exposure consistent with policy allocations. Investments include: i) U.S. and non-U.S. equity securities and mutual funds valued at closing prices from national exchanges; and ii) commingled funds valued at unit values or net asset values provided by the investment managers, which are based on the fair value of the underlying investments.

Fixed income—Primarily corporate and government debt securities for purposes of total return and managing fixed income exposure to policy allocations. Investments include i) mutual funds valued at closing prices from national exchanges, ii) corporate and government debt securities valued at closing prices from national exchanges, iii) commingled funds valued at unit values or net asset value provided by the investment managers, which are based on the fair value of the underlying investments, and iv) an annuity contract, the value of which is determined by the provider and represents the amount the plan would receive if the contract were cashed out at year-end.

Insurance—Insurance contracts for purposes of funding postretirement medical benefits. Fair values are the cash surrender values as determined by the providers which are the amounts the plans would receive if the contracts were cashed out at year end.

Cash—Cash balances on hand, accrued income and pending settlements of transactions for purposes of handling plan payments. Fair values are the cash balances as reported by the Trustees of the plans.

The following is a roll forward of the Level 3 investments of our pension and postretirement benefit plan assets during the year ended November 27, 2010:

U.S. Pension Plans	Equity	Fixed Income	Insurance	Total
Level 3 balance at beginning of year	$—	$750	$ —	$ 750
Purchases, sales, issuances and settlements, net	—	(62)	—	(62)
Level 3 balance at end of year	$—	$688	$ —	$ 688

Other Postretirement Benefits	Equity	Fixed Income	Insurance	Total
Level 3 balance at beginning of year	$—	$—	$27,436	$27,436
Net transfers into / (out of) level 3	—	—	4,356	4,356
Purchases, sales, issuances and settlements, net	—	—	(249)	(249)
Net gains/(losses)	—	—	3,056	3,056
Level 3 balance at end of year	$—	$—	$34,599	$34,599

Note 11: Financial Instruments

As a result of being a global enterprise, our earnings, cash flows and financial position are exposed to foreign currency risk from foreign currency denominated receivables and payables. These items are denominated in various foreign currencies, including the Euro, Canadian dollar, Australian dollar, British pound sterling, Japanese yen, Swiss franc, Argentine peso, Brazilian real, Chilean peso, Columbian peso, Costa Rican colones, Chinese renminbi, Indian rupee, Honduran lempira and Malaysian ringgit.

Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We take steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. We do not enter into any speculative positions with regard to derivative instruments.

We enter into derivative contracts with a group of investment grade multinational commercial banks. Each of these banks is a participant in our revolving credit facility. We evaluate the credit quality of each of these banks on a periodic basis as warranted.

Foreign currency derivative instruments outstanding were not designated as hedges for accounting purposes, the gains and losses related to mark-to-market adjustments were recognized as other income or expense in the income statement during the periods in which the derivative instruments were outstanding. See Note 13 for the fair value amounts of these derivative instruments.

As of November 27, 2010, we had forward foreign currency contracts maturing between December 2, 2010 and September 12, 2011. The mark-to-market effect associated with foreign currency contracts outstanding at each year end were a loss of $1,419, $471 and $502 in 2010, 2009 and 2008, respectively. These losses were largely offset by the underlying transaction gains and losses resulting from the foreign currency exposures for which these contracts relate.

Effective November 13, 2009, we entered into interest rate swap agreements to convert all of Series A, all of Series B, and $25,000 of Series C from our new Senior Notes agreement to variable interest rates. The swaps convert our Series A Senior Notes from a fixed rate of 5.13 percent to a variable rate of 6-month LIBOR (in arrears) plus 1.59 percent, our Series B Senior Notes from a fixed rate of 5.13 percent to a variable rate of 6-month LIBOR (in arrears) plus 1.47 percent, and the $25 million of Series C Senior Notes from a fixed rate of 5.61 percent to a variable rate of 6-month LIBOR (in arrears) plus 1.78 percent. The change in the fair value of the Senior Notes, attributable to the change in the risk being hedged, was a liability of $4,103 at November 27, 2010 and was included in long-term debt in the consolidated balance sheets. See Note 7 for additional information. The fair values of the swaps in total were an asset of $3,896 at November 27, 2010 and were included in other assets in the consolidated balance sheets. The swaps were designated for hedge accounting treatment. The changes in the fair value of the swap and the fair value of the Senior Notes attributable to the change in the risk being hedged are recorded as other income (expense), net in the consolidated statements of income. In a perfectly effective hedge relationship, the two fair value calculations would exactly offset each other. Any difference in the calculation represents hedge ineffectiveness. The calculations as of November 27, 2010 resulted in additional income of $81 for the year as the fair value of the interest rate swaps increased by more than the change in the fair value of the Senior Notes attributable to the change in the risk being hedged.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities in the customer base and their dispersion across many different industries and countries. As of November 27, 2010 and November 28, 2009, there were no significant concentrations of credit risk.

Note 12: Commitments and Contingencies

Leases: The minimum lease payments, related to buildings, equipment and vehicles, that are expected to be made in each of the years indicated based on operating leases in effect at November 27, 2010 are:

Fiscal Year	2011	2012	2013	2014	2015	Remainder	Total Minimum Lease Payments
Operating Leases	$5,593	$3,573	$1,961	$722	$323	$313	$12,485

Rent expense for all operating leases, which includes minimum lease payments and other charges such as common area maintenance fees, was $9,626, $8,138 and $7,519 in 2010, 2009 and 2008, respectively.

Servicing Agreement: In 2005, we engaged Accenture LLP to assist in delivering Information Technology. This original contract was scheduled to run through 2015. In the second quarter of 2009, we announced our decision to bring certain Information Technology roles and services back into H.B. Fuller and we revised our contract with Accenture. This revision decreased our future contractual obligations to Accenture. Actual expenditures under the Accenture agreement for the years ended November 27, 2010 and November 28, 2009 were $6,506 and $10,075, respectively. Of the costs incurred, $29 and $869 were capitalized in 2010 and 2009, respectively. The future contractual obligations to Accenture in each of the years indicated based on the revised contract in place at November 27, 2010 are:

Fiscal Year	2011	2012	2013	2014	Total Contractual Obligations
Servicing Agreement	$5,120	$4,482	$3,594	$1,280	$14,476

Environmental: From time to time, we are identified as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with all applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at the Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil at the Sorocaba facility and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of November 27, 2010, $1,214 was recorded as a liability for expected remediation expenses remaining for this site. Depending on the results of testing of our current remediation actions, we may be required to record additional liabilities related to remediation costs at the Sorocaba facility.

As of November 27, 2010, we had recorded $2,935 as the best probable estimate of aggregate liabilities for costs of environmental investigation and remediation, inclusive of the accrual related to the Sorocaba facility described above. These estimates are based primarily upon internal or third-party environmental studies, assessments as to our responsibility, the extent of the contamination and the nature of required remedial actions. Our current assessment of the probable liabilities and associated expenses related to environmental matters is based on the facts and circumstances known at this time. Recorded liabilities are adjusted as further information is obtained or circumstances change.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not believe that these matters, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

Product Liability: As a participant in the chemical and construction products industries, we face an inherent risk of exposure to claims in the event that the alleged failure, use or misuse of our products results in or is alleged to result in property damage and/or bodily injury. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters.

We have been named as a defendant in lawsuits in various courts in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many of these cases, the plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, during the fourth quarter of 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance polices, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage. The lawsuit is in its early stages.

As referenced above, during the fourth quarter of 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4,114, based on a present value calculation, towards the settlement amount to be paid to the claimants in exchange for a full release of claims. Of this amount, our insurers had committed to pay $2,043 based on a probable liability of $4,114. From the time of the settlement through the third quarter of 2010 we contributed $1,674 toward settlements related to this agreement and insurers paid $892 of that amount. Our best estimate for the settlement amounts yet to be paid related to this agreement is $800 with insurers expected to pay $510 of that amount. We no longer expect to pay the maximum amounts of the annual settlements, therefore our accrual is now recorded on an undiscounted basis.

A summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

	Year Ended November 27, 2010	**Year Ended November 28, 2009**	**Year Ended November 29, 2008**
Lawsuits and claims settled	**4**	7	5
Settlements reached	**$458**	$846	$808
Insurance payments received or expected to be received	**$366**	$595	$599

Of the four asbestos-related lawsuits settled, one was settled in the fourth quarter for $10 and our insurers have paid or are expected to pay $7 of that amount.

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liability for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of November 27, 2010, our probable liabilities and insurance recoveries related to asbestos claims, inclusive of the amounts related to the group settlement described above, were $1,270 and $867, respectively. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we do not believe that asbestos-related litigation, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements in such litigation could negatively impact the results of operations or cash flows in one or more future quarters.

In addition to product liability claims discussed above, we are involved in other claims or legal proceedings related to our products, which we believe are not out of the ordinary in a business of the type and size in which we are engaged.

Note 13: Fair Value Measurements

The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis as of November 27, 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

		Fair Value Measurements Using:		
Description	**November 27, 2010**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Marketable securities	$61,474	$61,474	$ —	$—
Derivative assets	1,249	—	1,249	—
Interest rate swaps	3,896	—	3,896	—
Liabilities:				
Derivative liabilities	$ 2,668	$ —	$2,668	$—

Note 14: Operating Segments

We report our operating segments in four geographic regions: North America, EIMEA, Latin America and Asia Pacific, in accordance with accounting standards codified in FASB ASC 280, "Segment Reporting". The Vice Presidents of each region report directly to the Chief Executive Officer and are held accountable for, and are compensated based upon, the performance of the entire operating segment for which they are responsible. The business components within each operating segment are managed to maximize the results of the overall operating segment rather than the results of any individual business component of the operating segment. Results of individual components of each operating segment are subject to numerous allocations of segment-wide costs that may or may not have been focused on that particular component for a particular reporting period. The costs for these allocated resources are not tracked on a "where-used" basis as financial performance is assessed at the total operating segment level.

We evaluate the performance of each of our operating segments based on operating income, which is defined as gross profit less selling, general and administrative (SG&A) expenses and excludes gains from sales of assets. Corporate expenses are fully allocated to each operating segment. Corporate assets are not allocated to the segments. Inter-segment revenues are recorded at cost plus a markup for administrative costs.

Beginning in 2010 we changed the name of our EMEA operating segment to EIMEA (Europe, India, Middle East and Africa). This is to acknowledge that the financial results of our entity in India are now included in this operating segment. Our India entity began operations in the second half of 2009 and for that period the results were included in our Asia Pacific operating segment. The 2009 results have been reclassified to the EIMEA operating segment.

Reportable operating segment financial information for all periods presented follows:

	2010	2009	2008
Net revenue			
North America	**$ 567,223**	$ 532,831	$ 598,602
EIMEA	**404,751**	365,275	433,100
Latin America	**229,319**	216,742	229,525
Asia Pacific	**154,868**	119,811	130,327
Total	**$1,356,161**	$1,234,659	$1,391,554
Inter-segment sales			
North America	**$ 40,569**	$ 27,739	$ 32,523
EIMEA	**9,846**	8,380	11,114
Latin America	**13**	59	2,495
Asia Pacific	**7,027**	2,748	2,559
Operating income			
North America	**$ 73,048**	$ 70,138	$ 58,340
EIMEA	**13,962**	22,918	35,730
Latin America	**11,339**	9,696	7,766
Asia Pacific	**5,996**	4,409	7,721
Total	**$ 104,345**	$ 107,161	$ 109,557
Depreciation and amortization			
North America	**$ 22,132**	$ 27,258	$ 25,972
EIMEA	**11,124**	12,192	12,524
Latin America	**4,491**	4,935	5,131
Asia Pacific	**3,453**	2,362	2,545
Total	**$ 41,200**	$ 46,747	$ 46,172
Total assets[1]			
North America	**$ 355,146**	$ 394,692	$ 393,039
EIMEA	**294,105**	322,109	290,425
Latin America	**158,758**	140,766	160,323
Asia Pacific	**145,152**	94,226	78,636
Corporate	**200,296**	148,652	158,905
Total	**$1,153,457**	$1,100,445	$1,081,328
Capital expenditures			
North America	**$ 6,204**	$ 3,856	$ 7,358
EIMEA	**10,080**	6,544	5,410
Latin America	**2,918**	1,589	3,632
Asia Pacific	**10,673**	5,580	1,557
Corporate	**6,035**	5,169	2,002
Total	**$ 35,910**	$ 22,738	$ 19,959

1 Segment assets include primarily inventory, accounts receivable, property, plant and equipment and other miscellaneous assets. Corporate assets include primarily corporate property, plant and equipment, deferred tax assets, certain investments and other assets.

Reconciliation of segment operating income to income from before income taxes and income from equity method investments

	2010	2009	2008
Operating income	**$104,345**	$107,161	$109,557
Asset impairment charges	**(8,785)**	(790)	(87,410)
Other income, net	**2,572**	15,983	2,794
Interest expense	**(10,414)**	(7,734)	(14,733)
Income before income taxes and income from equity method investments	**$ 87,718**	$114,620	$ 10,208

Financial information about geographic areas

	Net Revenue		
	2010	2009	2008
United States	**$ 556,407**	$ 520,840	$ 578,199
All other countries with less than 10 percent of total	**799,754**	713,819	813,355
Total	**$1,356,161**	$1,234,659	$1,391,554

	Property, Plant and Equipment, net		
	2010	2009	2008
United States	**$ 124,124**	$ 128,131	$ 139,214
Germany	**32,993**	38,376	34,654
All other countries with less than 10 percent of total	**93,958**	86,793	78,890
Total	**$ 251,075**	$ 253,300	$ 252,758

Note 15: Quarterly Data (unaudited)

(In thousands, except per share amounts)

	2010			
	Q1	Q2	Q3	Q4
Net revenue	$309,442	$347,908	$338,568	$360,243
Gross profit	97,679	101,108	96,274	102,120
Selling, general and administrative expenses	(71,448)	(75,292)	(73,584)	(72,512)
Asset impairment charges	—	(8,785)	—	—
Net income attributable to H.B. Fuller	$ 18,952	$ 11,011	$ 18,978	$ 21,936
Basic Income per share	$ 0.39	$ 0.23	$ 0.39	$ 0.45
Diluted Income per share	$ 0.38	$ 0.22	$ 0.38	$ 0.44
Weighted-average common shares outstanding				
Basic	48,491	48,572	48,595	48,740
Diluted	49,494	49,613	49,585	49,740

	2009			
	Q1	Q2	Q3	Q4
Net revenue	$278,563	$299,193	$315,329	$341,573
Gross profit	74,999	89,408	100,415	106,480
Selling, general and administrative expenses	(62,606)	(61,516)	(68,324)	(71,695)
Asset impairment charges	(790)	—	—	—
Net income attributable to H.B. Fuller	$ 6,116	$ 17,558	$ 35,413	$ 24,567
Basic Income per share	$ 0.13	$ 0.36	$ 0.73	$ 0.51
Diluted Income per share	$ 0.13	$ 0.36	$ 0.72	$ 0.50
Weighted-average common shares outstanding				
Basic	48,288	48,305	48,343	48,364
Diluted	48,924	48,927	49,242	49,376

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our president and chief executive officer and senior vice president, chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)). Based on this evaluation, the president and chief executive officer and the senior vice president, chief financial officer concluded that, as of November 27, 2010, our disclosure controls and procedures were effective (1) to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to us, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of H.B. Fuller Company is responsible for establishing and maintaining adequate internal control over financial reporting. H.B. Fuller Company's internal control system was designed to provide reasonable assurance to the company's management and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

H.B. Fuller Company management assessed the effectiveness of the company's internal control over financial reporting as of November 27, 2010. In making this assessment, it used the criteria set forth by the Committee of

Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on the assessment management believes that, as of November 27, 2010, the company's internal control over financial reporting was effective based on those criteria.

H.B. Fuller Company's independent auditors have issued an attestation report on the effectiveness of the company's internal control over financial reporting. This report appears on page 35.

Attestation Report of the Registered Public Accounting Firm

The report on the effectiveness of the company's internal control over financial reporting issued by KPMG LLP, the company's independent auditors, appears on page 35.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information under the headings "Proposal 1—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance—Audit Committee" contained in the company's Proxy Statement for the Annual Meeting of shareholders to be held on April 14, 2011 (the "2011 Proxy Statement") are incorporated herein by reference.

The information contained at the end of Item 1. hereof under the heading "Executive Officers of the Registrant" is incorporated herein by reference.

Since the date of our 2010 Proxy Statement, there have been no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors.

The company has a code of business conduct applicable to all of its directors and employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions. A copy of the code of business conduct is available under the Investor Relations section of the company's website at www.hbfuller.com. The company intends to disclose on its website information with respect to any amendment to or waiver from a provision of its code of business conduct that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

Item 11. Executive Compensation

The information under the headings "Executive Compensation," and "Director Compensation" contained in the 2011 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the headings "Security Ownership of Certain Beneficial Owners and Management" contained in the 2011 Proxy Statement is incorporated herein by reference.

Equity Compensation Plans Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,298,237[1]	$17.62[2]	3,483,031[3]
Equity compensation plans not approved by security holders	NONE	—	NONE
Total	3,298,237	$17.62	3,483,031

(1) Consists of 2,820,468 outstanding stock options, 111,940 outstanding restricted stock units and 365,829 outstanding restricted stock shares convertible to common stock under the company's share based equity plans.

(2) The weighted average exercise price does not include outstanding restricted stock units or deferred units convertible to common stock under the company's deferred compensation plans.

(3) Set forth in the table below are the number of shares remaining available for issuance under each of our equity compensation plans at November 27, 2010. Grants under these plans may be in the form of any of the listed type of awards. Of the number of shares available under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan, only 627,740 of these shares remained available for restricted stock or restricted stock unit awards as of November 27, 2010.

Plan	Number of Shares	Types of Awards
Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	3,424,517	Options, restricted stock, restricted stock units, stock appreciation rights and performance awards
Key Employee Deferred Compensation Plan	58,514	Deferred units convertible to common stock

Item 13. Certain Relationships and Related Transactions and Director Independence

The information under the headings "Certain Relationships and Related Transactions" and "Corporate Governance—Director Independence" contained in the 2011 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information under the heading "Fees Paid to Independent Registered Public Accounting Firm" contained in the 2011 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. **Consolidated Financial Statements**

   Consolidated Statements of Income for the fiscal years ended November 27, 2010, November 28, 2009 and November 29, 2008.

   Consolidated Balance Sheets as of November 27, 2010 and November 28, 2009.

   Consolidated Statements of Total Equity for the fiscal years ended November 27, 2010, November 28, 2009 and November 29, 2008.

   Consolidated Statements of Cash Flows for the fiscal years ended November 27, 2010, November 28, 2009 and November 29, 2008.

   Notes to Consolidated Financial Statements

   Report of Independent Registered Public Accounting Firm

2. **Financial Statement Schedules**

   All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. **Exhibits**

	Item	Incorporation by Reference
3.1	Restated Articles of Incorporation of H.B. Fuller Company, as amended	Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2006.
3.2	By-Laws of H.B. Fuller Company	Exhibit 3(ii). 1 to the Current Report on Form 8-K dated December 4, 2008.
4.1	Form of Certificate for common stock, par value $1.00 per share	Exhibit 4.1 to the Annual Report on Form 10-K, as amended, for the year ended November 28, 2009.
4.2	Rights Agreement, dated as of July 13, 2006, between H.B. Fuller Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent	Exhibit 4.1 to the Current Report on Form 8-K dated July 13, 2006.
4.3	Agreement dated as of June 2, 1998 between H.B. Fuller Company and a group of investors, primarily insurance companies, including the form of Notes	Exhibit 4(a) to the Quarterly Report on Form 10-Q for the quarter ended August 29, 1998.
4.4	Note Purchase Agreement, dated December 16, 2009, among H.B. Fuller Company, as borrower, and various financial institutions.	Exhibit 4.1 to the Current Report on Form 8-K dated December 16, 2009.
*10.1	Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 5, 2006.
*10.2	H.B. Fuller Company 1998 Directors' Stock Incentive Plan	Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.

	Item	Incorporation by Reference
*10.3	H.B. Fuller Company Supplemental Executive Retirement Plan—1998 Revision, as amended	Exhibits 10(j) and 10(x) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K dated November 30, 2006 and Exhibit 10.1 to the Current Report on Form 8-K dated December 19, 2007.
*10.4	H.B. Fuller Company Supplemental Executive Retirement Plan II—2008, as amended	Exhibit 10.2 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.5 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.5	H.B. Fuller Company Executive Benefit Trust dated October 25, 1993 between H.B. Fuller Company and First Trust National Association, as Trustee, as amended, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K for the year ended November 29, 1997, Exhibit 10(k) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibit 10.3 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.6	H.B. Fuller Company Key Employee Deferred Compensation Plan (2005 Amendment and Restatement), as amended	Exhibit 10.1 to the Current Report on Form 8-K dated October 23, 2006, Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 1, 2007 and Exhibit 10.8 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.7	Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 3, 2008.
*10.8	Form of Change in Control Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.11 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.9	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.10	Restricted Stock Award Agreement, dated April 23, 1998, between H.B. Fuller Company and Lee R. Mitau	Exhibit 10(d) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.
*10.11	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after July 7, 2010	Exhibit 10.1 to the Current Report on Form 8-K dated July 6, 2010.
*10.12	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 4, 2008.
*10.13	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 4, 2008.

	Item	Incorporation by Reference
*10.14	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 4, 2008.
*10.15	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.1 to the Current Report on Form 8-K dated December 3, 2009.
*10.16	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 3, 2009.
*10.17	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 3, 2009.
*10.18	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 3, 2009.
*10.19	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.5 to the Current Report on Form 8-K dated December 3, 2009.
10.20	Credit Agreement, dated April 29, 2010, among H.B. Fuller Company and JP Morgan Chase Bank, N.A., as administrative agent, and Citibank, N.A., as syndication agent, and various financial institutions (the "Credit Agreement")	Exhibit 10.1 to the Current Report on Form 8-K dated April 19, 2010.
10.21	Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, Citibank, N.A. as Syndication Agent, and ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch as Co-Documentation Agents, as amended, and Schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 thereto	Exhibit 10.1 to the Current Report on Form 8-K dated June 19, 2006, Exhibit 10.20 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 29, 2009 and Exhibit 10.2 to the Current Report on Form 8-K dated April 19, 2010.
*10.22	H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008), as amended	Exhibit 10.4 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.

	Item	Incorporation by Reference
*10.23	H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement), as amended	Exhibit 10.22 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.23 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.24	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2010	Exhibit 10.1 to the Current Report on Form 10-K dated January 20, 2010.
*10.25	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2011	Exhibit 10.1 to the Current Report on Form 8-K dated December 2, 2010.
*10.26	H.B. Fuller Company 2009 Director Stock Incentive Plan	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.27	Amendment, dated February 2, 2010, to offer letter between H.B. Fuller Company and James Owens	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 27, 2010.
*10.28	Amendment to Severance Agreement dated December 2, 2010 by and between H.B. Fuller Company and James J. Owens	Exhibit 10.1 to the Current Report on Form 8-K/A dated November 19, 2010.
21	List of Subsidiaries	
23	Consent of KPMG LLP	
24	Power of Attorney	
31.1	302 Certification—James J. Owens	
31.2	302 Certification—James R. Giertz	
32.1	906 Certification—James J. Owens	
32.2	906 Certification—James R. Giertz	
101	The following materials from the H.B. Fuller Company Annual Report on Form 10-K for the fiscal year ended November 27, 2010 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Total Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.	

* Asterisked items are management contracts or compensatory plans or arrangements required to be filed.

(b) See Exhibit Index and Exhibits attached to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H.B. FULLER COMPANY

By /s/ James J. Owens

JAMES J. OWENS
President and Chief Executive Officer

Dated: January 20, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title
/s/ James J. Owens JAMES J. OWENS	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ James R. Giertz JAMES R. Giertz	Senior Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ James C. McCreary, Jr. JAMES C. MCCREARY, JR.	Vice President, Controller (Principal Accounting Officer)
* LEE R. MITAU	Director, Chairman of the Board
* JULIANA L. CHUGG	Director
* THOMAS W. HANDLEY	Director
* J. MICHAEL LOSH	Director
* ALFREDO L. ROVIRA	Director
* JOHN C. VAN RODEN, JR.	Director
* R. WILLIAM VAN SANT	Director

*By /s/ Timothy J. Keenan
TIMOTHY J. KEENAN, Attorney in Fact

Dated: January 20, 2011

Exhibit Index

	Item	Incorporation by Reference
3.1	Restated Articles of Incorporation of H.B. Fuller Company, as amended	Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2006.
3.2	By-Laws of H.B. Fuller Company	Exhibit 3(ii). 1 to the Current Report on Form 8-K dated December 4, 2008.
4.1	Form of Certificate for common stock, par value $1.00 per share	Exhibit 4.1 to the Annual Report on Form 10-K, as amended, for the year ended November 28, 2009.
4.2	Rights Agreement, dated as of July 13, 2006, between H.B. Fuller Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent	Exhibit 4.1 to the Current Report on Form 8-K dated July 13, 2006.
4.3	Agreement dated as of June 2, 1998 between H.B. Fuller Company and a group of investors, primarily insurance companies, including the form of Notes	Exhibit 4(a) to the Quarterly Report on Form 10-Q for the quarter ended August 29, 1998.
4.4	Note Purchase Agreement, dated December 16, 2009, among H.B. Fuller Company, as borrower, and various financial institutions.	Exhibit 4.1 to the Current Report on Form 8-K dated December 16, 2009.
*10.1	Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 5, 2006.
*10.2	H.B. Fuller Company 1998 Directors' Stock Incentive Plan	Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.
*10.3	H.B. Fuller Company Supplemental Executive Retirement Plan—1998 Revision, as amended	Exhibits 10(j) and 10(x) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K dated November 30, 2006 and Exhibit 10.1 to the Current Report on Form 8-K dated December 19, 2007.
*10.4	H.B. Fuller Company Supplemental Executive Retirement Plan II—2008, as amended	Exhibit 10.2 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.5 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.5	H.B. Fuller Company Executive Benefit Trust dated October 25, 1993 between H.B. Fuller Company and First Trust National Association, as Trustee, as amended, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K for the year ended November 29, 1997, Exhibit 10(k) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibit 10.3 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.6	H.B. Fuller Company Key Employee Deferred Compensation Plan (2005 Amendment and Restatement), as amended	Exhibit 10.1 to the Current Report on Form 8-K dated October 23, 2006, Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 1, 2007 and Exhibit 10.8 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.7	Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 3, 2008.

	Item	Incorporation by Reference
*10.8	Form of Change in Control Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.11 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.9	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.10	Restricted Stock Award Agreement, dated April 23, 1998, between H.B. Fuller Company and Lee R. Mitau	Exhibit 10(d) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.
*10.11	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after July 7, 2010	Exhibit 10.1 to the Current Report on Form 8-K dated July 6, 2010.
*10.12	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made December 4, 2008 and December 2, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 4, 2008.
*10.13	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made December 4, 2008 and December 2, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 4, 2008.
*10.14	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made December 4, 2008 and December 2, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 4, 2008.
*10.15	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.1 to the Current Report on Form 8-K dated December 3, 2009.
*10.16	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 3, 2009.
*10.17	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 3, 2009.
*10.18	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 3, 2009.
*10.19	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.5 to the Current Report on Form 8-K dated December 3, 2009.

	Item	Incorporation by Reference
10.20	Credit Agreement, dated April 29, 2010, among H.B. Fuller Company and JP Morgan Chase Bank, N.A., as administrative agent, and Citibank, N.A., as syndication agent, and various financial institutions (the "Credit Agreement")	Exhibit 10.1 to the Current Report on Form 8-K dated April 19, 2010.
10.21	Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, Citibank, N.A. as Syndication Agent, and ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch as Co-Documentation Agents, as amended, and Schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 thereto	Exhibit 10.1 to the Current Report on Form 8-K dated June 19, 2006, Exhibit 10.20 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 29, 2009 and Exhibit 10.2 to the Current Report on Form 8-K dated April 19, 2010.
*10.22	H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008), as amended	Exhibit 10.4 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.23	H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement), as amended	Exhibit 10.22 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.23 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.24	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2010	Exhibit 10.1 to the Current Report on Form 10-K dated January 20, 2010.
*10.25	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2011	Exhibit 10.1 to the Current Report on Form 8-K dated December 2, 2010.
*10.26	H.B. Fuller Company 2009 Director Stock Incentive Plan	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.27	Amendment, dated February 2, 2010, to offer letter between H.B. Fuller Company and James Owens	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 27, 2010.
*10.28	Amendment to Severance Agreement dated December 2, 2010 by and between H.B. Fuller Company and James J. Owens	Exhibit 10.1 to the Current Report on Form 8-K/A dated November 19, 2010.
21	List of Subsidiaries	
23	Consent of KPMG LLP	
24	Power of Attorney	
31.1	Certification—James J. Owens	
31.2	Certification—James R. Giertz	
32.1	Certification—James J. Owens	
32.2	Certification—James R. Giertz	
101	The following materials from the H.B. Fuller Company Annual Report on Form 10-K for the fiscal year ended November 27, 2010 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Total Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.	


H.B. Fuller


SEC MAIL
RECEIVED
PROCESSING
MAR 03 2011
WASH. D.C.
211
SECTION

Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: (651) 236-5062

Dear Shareholder:

Our 2011 Annual Meeting of Shareholders will be held on Thursday, April 14, 2011, at the H.B. Fuller Company headquarters in St. Paul, Minnesota. The meeting will begin promptly at 2:00 p.m. Please join us. Parking at our headquarters building for attendance at the meeting is complimentary.

The Notice of Annual Meeting of Shareholders and the Proxy Statement describe the business to be conducted at the meeting.

For the second consecutive year, we have elected to take advantage of the "notice and access" rules of the Securities and Exchange Commission to furnish most of our shareholders with proxy materials over the Internet. We believe that this method of delivery allows us to provide you with the information you need, while reducing printing and delivery expenses.

Your vote on the proposals is important. Whether or not you attend the Annual Meeting of Shareholders, we encourage you to vote your shares to make certain that you are represented at the meeting. You may vote via the Internet or if you received a printed copy of the proxy materials, by telephone or by mailing a proxy or voting instruction card.

I look forward to seeing you at the Annual Meeting.

Sincerely,

James J. Owens
President and Chief Executive Officer

March 2, 2011



Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: (651) 236-5062

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time:	Thursday, April 14, 2011, at 2:00 p.m. Central Time
Place:	H.B. Fuller Company 1200 Willow Lake Boulevard St. Paul, Minnesota
Items of Business:	The election of three directors named in the attached Proxy Statement for a three-year term. A non-binding advisory vote to approve the compensation of our named executive officers disclosed in the attached Proxy Statement. A non-binding advisory vote on the frequency of an advisory vote on executive compensation. The ratification of the appointment of KPMG LLP as H.B. Fuller's independent registered public accounting firm for the fiscal year ending December 3, 2011. Any other business that may properly be considered at the meeting or any adjournment thereof.
Record Date:	You may vote at the meeting if you were a shareholder of record at the close of business on February 16, 2011.
Voting by Proxy:	It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend the meeting in person, we encourage you to submit your proxy as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail, the section entitled *"Questions and Answers about the Meeting"* beginning on page 1 of this Proxy Statement, or if you received printed proxy materials, the enclosed proxy or voting instruction card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying Proxy Statement.

By Order of the Board of Directors

Timothy J. Keenan
Vice President, General Counsel and Corporate Secretary

March 2, 2011

TABLE OF CONTENTS



PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
APRIL 14, 2011

The Board of Directors of H.B. Fuller Company is soliciting proxies to be used at the Annual Meeting of Shareholders to be held on April 14, 2011, and at any adjournment and reconvening of the meeting. We first made this Proxy Statement and the Annual Report for the fiscal year ended November 27, 2010 available to our shareholders on or about March 2, 2011.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is the purpose of the meeting?

At our annual meeting, shareholders will act upon the matters disclosed in the Notice of Annual Meeting of Shareholders that accompanies this Proxy Statement. These include the election of three directors, a non-binding advisory vote to approve the compensation of our named executive officers as disclosed in this Proxy Statement (the "Say on Pay Proposal"), and a non-binding advisory vote on frequency of an advisory vote on executive compensation (the "Frequency of Say on Pay Proposal") and ratification of the appointment of our independent registered public accounting firm.

We will also consider any other business that may properly be presented at the meeting, and management will report on H.B. Fuller's performance during the last fiscal year and respond to questions from shareholders.

How does the Board recommend that I vote?

The Board of Directors recommends a vote "FOR" each of the nominees for director, "FOR" the Say on Pay Proposal, for the "THREE YEAR" frequency for the Frequency of Say on Pay Proposal and "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 3, 2011.

Who is entitled to vote at the meeting?

If you were a shareholder of record at the close of business on February 16, 2011, you are entitled to vote at the meeting.

As of the record date, 49,417,369 shares of Common Stock were outstanding and eligible to vote.

What is a proxy?

It is your designation of another person to vote stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. When you designate a proxy, you also may direct the proxy how to vote your shares. We refer to this as your "proxy vote." Three executive officers, James J. Owens, James R. Giertz and Timothy J. Keenan, have been designated as the proxies to cast the votes of our shareholders at our 2011 Annual Meeting of Shareholders.

What is the difference between a shareholder of record and a street name holder?

If your shares are registered directly in your name, you are considered the "shareholder of record" with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, such as the H.B. Fuller Company 401(k) & Retirement Plan (sometimes referred to as the "401(k) Plan" in this Proxy Statement), you are considered the beneficial owner of those shares, and your shares are held in street name. If you are a "street name holder" you will receive a voting instruction card, which appears very similar to a proxy card. Please complete that card as directed in order to ensure your shares are voted at the meeting.

What are the voting rights of the shareholders?

Holders of Common Stock are entitled to one vote per share. Therefore, a total of 49,417,369 votes are entitled to be cast at the meeting. There is no cumulative voting for the election of directors.

How many shares must be present to hold the meeting?

A quorum is necessary to hold the meeting and conduct business. The presence of shareholders who can direct the voting of at least a majority of the outstanding shares of Common Stock as of the record date is considered a quorum. A shareholder is counted as present at the meeting if the shareholder is present and votes in person at the meeting or the shareholder has properly submitted a proxy by mail, telephone or Internet.

How do I vote my shares?

If you are a shareholder of record, you may give a proxy to be voted at the meeting either:

- electronically, by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card; or
- if you received printed proxy materials, you may also vote by mail or telephone as instructed on the proxy card.

If you hold shares beneficially in street name, you may also vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or, if you received printed proxy materials, you may also vote by mail or telephone by following the instructions provided in the voting instruction card provided to you by your broker, bank, trustee, or nominee.

If you hold shares in the 401(k) Plan, please refer to the voting instructions that are provided to you. The Plan trustee will vote your shares as you instruct.

The telephone and Internet voting procedures have been set up for your convenience. The procedures have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. You may also vote in person at the meeting as described in "*Can I vote my shares in person at the meeting?*" below.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card?

It means you hold shares of H.B. Fuller stock in more than one account. To ensure that all of your shares are voted, sign and return each proxy card or voting instruction card or, if you vote by telephone or via the Internet, vote once for each proxy card, voting instruction card or Notice of Internet Availability of Proxy Materials you receive.

Can I vote my shares in person at the meeting?

Yes. If you are a shareholder of record, you may vote your shares at the meeting by completing a ballot at the meeting. However, even if you currently plan to attend the meeting, we recommend that you submit your proxy ahead of time so that your vote will be counted if, for whatever reason, you later decide to not attend the meeting.

If you hold your shares in street name, you may vote your shares in person at the meeting only if you obtain a signed proxy from your broker, bank, trustee or other nominee giving you the right to vote such shares at the meeting.

What vote is required for the proposals to be approved?

With respect to the election of directors, the three director nominees receiving the most votes for their election will be elected directors. With respect to the ratification of the appointment of KPMG LLP as our independent registered public accounting firm and the Say on Pay Proposal, the affirmative vote of a majority of the shares of Common Stock represented and entitled to vote on each matter is required, provided that the total number of shares of Common Stock that vote on the proposal represents more than 25% of the shares outstanding on the record date. With respect to the Frequency of Say on Pay Proposal, the frequency selected by shareholders will be determined based on a plurality of the votes cast. This means that the option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency that has been selected by shareholders.

How are votes counted?

Shareholders may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for the Board of Directors. Shareholders may vote "FOR," "AGAINST" or "ABSTAIN" on the ratification of the appointment of KPMG LLP and on the Say on Pay Proposal. Shareholders may vote "ONE YEAR," "TWO YEARS," "THREE YEARS" or "ABSTAIN" on the Frequency of Say on Pay Proposal.

If you vote ABSTAIN or WITHHOLD, your shares will be counted as present at the meeting for the purposes of determining a quorum. If you ABSTAIN from voting on the Frequency of Say on Pay Proposal, this will have no effect on the frequency that is selected by shareholders. If you ABSTAIN from voting on any other proposal, your abstention has the same effect as a vote against that proposal. If you WITHHOLD authority to vote for one or more of the nominees for director, this will have no effect on the election of any director from whom votes are withheld.

If you hold your shares in street name and do not provide voting instructions to your broker or nominee, your shares will be considered to be "broker non-votes" and will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote under the rules of the New York Stock Exchange. Shares that constitute broker non-votes will be present at the meeting for the purpose of determining a quorum, but are not considered entitled to vote on the proposal in question. Your broker or nominee has discretionary authority to vote your shares on the ratification of KPMG LLP as our independent registered public accounting firm even if your broker or nominee does not receive voting instructions from you. Your broker or nominee may not vote your shares on the election of directors, the Say on Pay Proposal, or the Frequency of Say on Pay Proposal without instructions from you.

What if I do not specify how I want my shares voted?

If you do not specify on your returned proxy card or voting instruction card (or when giving your proxy by telephone or via the Internet) how you want to vote your shares, we will vote them:

- **FOR** all of the nominees for director;
- **FOR** the Say on Pay Proposal;
- for the **THREE YEARS** frequency on the Frequency of Say on Pay Proposal;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year ending December 3, 2011; and

- with respect to such other matters that may properly come before the meeting, in accordance with the judgment of the persons named as proxies.

Can I change my vote?

Yes. If you are a shareholder of record, you may change your vote and revoke your proxy at any time before it is voted at the meeting in any of the following ways:

- by sending a written notice of revocation to our Corporate Secretary;
- by submitting another properly signed proxy card at a later date to our Corporate Secretary;
- by submitting another proxy by telephone or via the Internet at a later date; or
- by voting in person at the meeting.

If you are a street name holder, please consult your broker, bank, trustee or nominee for instructions on how to change your vote.

Who pays for the cost of proxy preparation and solicitation?

We pay for the cost of proxy preparation and solicitation, including the charges and expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners of shares held in street name. We have retained The Proxy Advisory Group, LLC to assist in the solicitation of proxies for a fee of approximately $10,000 plus associated costs and expenses.

We are soliciting proxies primarily by mail. In addition, proxies may be solicited by telephone or facsimile, or personally by our directors, officers and regular employees. These individuals will receive no compensation (other than their regular salaries) for these services.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of paper copies?

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), we may furnish proxy materials to our shareholders by providing access to these documents on the Internet instead of mailing printed copies. In general, you will not receive printed copies of the materials unless you request them or you are a participant in the H.B. Fuller Company 401(k) & Retirement Plan. Instead, we mailed you the Notice of Internet Availability of Proxy Materials (unless you have previously consented to electronic delivery or already requested to receive paper copies), which instructs you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability of Proxy Materials explains how to submit your proxy over the Internet. If you would like to receive a paper copy or e-mail copy of the proxy materials, please follow the instructions provided in the Notice of Internet Availability of Proxy Materials.

Are the proxy and related materials available electronically?

Yes.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on April 14, 2011

Our Proxy Statement and 2010 Annual Report, including our Annual Report on Form 10-K, are available at www.proxyvote.com.

Will any other business be considered at the meeting?

Our Bylaws provide that a shareholder may present a proposal at the annual meeting that is not included in this Proxy Statement only if proper written notice was received by us. No shareholder has given the timely notice required by our Bylaws in order to present a proposal at the annual meeting. Our Board of Directors does not intend to present any other matters for a vote at the annual meeting. If you wish to present a proposal at the 2012 Annual Meeting, please see *"How can a shareholder present a proposal at the 2012 Annual Meeting?"* As of the date of this Proxy Statement, we do not know of any other business to be presented for consideration at the annual meeting. If any other business does properly come before the meeting, the persons named as proxies on the enclosed proxy card will vote in accordance with their best judgment as to the best interests of H.B. Fuller and its shareholders.

How can a shareholder present a proposal at the 2012 Annual Meeting?

In order for a shareholder proposal to be considered for inclusion in our Proxy Statement for the 2012 Annual Meeting, the written proposal must be received at our principal executive offices by the close of business on November 3, 2011. The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials and with the requirements set forth in our Bylaws. Please contact our Corporate Secretary for a copy of such regulations and for a description of the steps outlined in our Bylaws that must be taken to present such a proposal.

If a shareholder wishes to present a proposal at the 2012 Annual Meeting that would not be included in our Proxy Statement for such meeting, the shareholder must provide notice to us no later than January 15, 2012 and no earlier than December 16, 2011. Please contact the Corporate Secretary for a description of the steps to be taken to present such a proposal.

How can a shareholder get a copy of the Company's 2010 Annual Report on Form 10-K?

Our 2010 Annual Report, including our Annual Report on Form 10-K for the year ended November 27, 2010, accompanies this Proxy Statement. The 2010 Annual Report, including our Form 10-K is also available in the "Financial" section of our Investor Relations page of our website, www.hbfuller.com. If requested, we will provide you copies of any exhibits to the Form 10-K upon payment of a fee covering our reasonable expenses in furnishing the exhibits. You can request exhibits to the Form 10-K by writing to the Corporate Secretary, H.B. Fuller Company, 1200 Willow Lake Boulevard, P.O. Box 64683, St. Paul, Minnesota 55164-0683.

Who is the Corporate Secretary?

The Corporate Secretary is Timothy J. Keenan. The mailing address is the Office of the Corporate Secretary, P.O. Box 64683, St. Paul, Minnesota 55164-0683.

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how much H.B. Fuller Common Stock each director and executive officer listed in the Summary Compensation Table in this Proxy Statement beneficially owned as of January 28, 2011. The table also shows the beneficial ownership of H.B. Fuller Common Stock of all directors and executive officers of H.B. Fuller as a group. In general, "beneficial ownership" includes those shares of our Common Stock which a director or executive officer has the power to vote or transfer, as well as stock options that are exercisable currently or within 60 days and stock underlying phantom stock units that may be acquired, in certain circumstances, within 60 days. The detail of beneficial ownership is set forth in the following table. In addition, the table shows all shareholders known to us to be the beneficial owners of more than 5% of H.B. Fuller Common Stock.

Unless otherwise noted, the shareholders listed in the table have sole voting and investment power with respect to the shares of Common Stock owned by them, and such shares are not subject to any pledge.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Mairs and Power, Inc.	3,928,099(1)	7.97%
BlackRock, Inc.	3,783,558(2)	7.67%
Artisan Partners Holdings LP	3,720,233(3)	7.55%
FMR LLC	2,870,605(4)	5.82%
The Vanguard Group, Inc.	2,588,741(5)	5.25%
Juliana L. Chugg	12,571(6)(7)	*
Thomas W. Handley	4,893(6)(7)	*
J. Michael Losh	65,991(6)	*
Lee R. Mitau	85,449(6)(7)	*
Alfredo L. Rovira	25,078(6)	*
John C. van Roden, Jr.	26,274(6)	*
R. William Van Sant	27,459(6)	*
James J. Owens	94,440(8)	*
Michele Volpi	124,798(9)	*
James R. Giertz	103,757(10)	*
Steven Kenny	23,986(11)	*
Ann B. Parriott	101,702(12)	*
Barry S. Snyder	72,701(13)	*
All directors and executive officers as a group (15 people)	980,111(14)	1.96%

* Indicates less than 1%.

(1) This information is based on a Schedule 13G/A filed by the holder with the SEC on February 8, 2011 reporting beneficial ownership as of December 31, 2010. Mairs and Power, Inc., an investment advisor, reported that it has sole voting power over 3,304,800 shares and sole dispositive power over all of the shares. The interest of one entity, Mairs and Power Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940, in the Common Stock of H.B. Fuller Company amounted to 2,980,000 shares at December 31, 2010. The holder's address is W-1520 First National Bank Building, 332 Minnesota Street, Saint Paul, Minnesota 55101.

(2) This information is based on a Schedule 13G/A filed with the SEC on February 4, 2011 reporting beneficial ownership as of December 31, 2010. BlackRock, Inc., a parent holding company, reported that it has sole voting power and sole dispositive power over all of the shares. The holder's address is 40 East 52nd Street, New York, New York 10022.

(3) This information is based on a Schedule 13G filed with the SEC on February 11, 2011 by Artisan Partners Holdings LP ("Artisan Holdings") reporting beneficial ownership as of December 31, 2010. The report was also filed on behalf of Artisan Investment Corporation ("Artisan Corp."), Artisan Partners Limited Partnership ("Artisan Partners"), Artisan Investments GP LLC ("Artisan Investments), ZFIC, Inc. ("ZFIC"), Andrew A. Ziegler, Carlene M. Ziegler and Artisan Funds, Inc. ("Artisan Funds"). Artisan Partners is an investment adviser registered under the Investment Advisers Act of 1940. Artisan Funds is an investment company under Section 8 of the Investment Company Act. Artisan Holdings is the sole limited partner of Artisan Partners; Artisan Investments is the general partner of Artisan Partners; Artisan Corp is the general partner of Artisan Holdings; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC. The report states that the shares reported therein were acquired on behalf of discretionary clients of Artisan Partners. Persons other than Artisan Partners and Artisan Holdings are entitled to receive all dividends from, and proceeds from the sale of, those shares. The holder reported that it has shared voting power over 3,567,033 shares, and shared dispositive power over all of the shares. The holder's address is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(4) This information is based on a Schedule 13G/A filed by the holder with the SEC on February 14, 2011 reporting beneficial ownership as of December 31, 2010. The holder reported that, FMR LLC, a parent holding company, has sole voting power over 17,700 shares and dispositive power over all of the shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser under the Investment Advisers Act of 1940, is the beneficial owner of 2,852,905 shares as a result of acting as investment adviser to various investment companies. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,852,905 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, the Chairman of FMR LLC, are the predominant owners directly or through trusts of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. Through their ownership of voting common shares and the execution of a shareholders' voting agreement, members of the Johnson family may be deemed to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned by the Fidelity Funds. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. FIL Limited ("FIL"), which provides investment advisory and management services to non-U.S. investment companies and certain institutional investors, beneficially owns 17,700 shares. The holder's address is 82 Devonshire Street, Boston, Massachusetts 02109.

(5) This information is based on a Schedule 13G/A filed with the SEC on February 10, 2011 reporting beneficial ownership as of December 31, 2010. The Vanguard Group, Inc., an investment adviser, reported that it has sole voting power and shared dispositive power over 73,665 shares and sole dispositive power over 2,515,076 shares. The holder's address is 100 Vanguard Blvd., Malvern, Pennsylvania, 19355.

(6) Includes phantom stock units credited to the accounts of directors who participate in the Directors' Deferred Compensation Plan, described under the heading *"Director Compensation"* that may be acquired, in certain circumstances, within 60 days. The number of units credited to each director participating in this plan that may be acquired within 60 days is as follows:

Juliana Chugg	11,207	Alfredo L. Rovira	23,139
Thomas W. Handley	3,585	John C. van Roden, Jr.	11,313
J. Michael Losh	62,217	R. William Van Sant	9,253
Lee R. Mitau	42,799		

Excludes phantom stock units credited to the accounts of directors who participate in the Directors' Deferred Compensation Plan, described under the heading *"Director Compensation"* that are not able to be acquired within 60 days. The number of units credited to each director participating in this plan that are excluded from the table is as follows:

Lee R. Mitau	52,255	William R. Van Sant	44,220
John C. van Roden, Jr.	3,584		

None of the phantom stock units are entitled to vote at the meeting.

(7) Includes the following shares of restricted Common Stock awarded under either the 1998 Directors' Stock Incentive Plan or the 2009 Director Stock Incentive Plan, including shares acquired upon reinvestment of dividends:

Juliana Chugg	1,364	Lee R. Mitau	16,575
Thomas W. Handley	1,309		

(8) Includes 42,532 shares of restricted Common Stock subject to forfeiture, 319 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan, 450 shares held jointly by Mr. Owens' wife and son and over which he does not have voting control and 38,503 shares that could be issued pursuant to stock options which are currently exercisable.

(9) Includes 124,798 shares that could be issued pursuant to stock options which are exercisable as of January 28, 2011. Excludes 3,170 phantom stock units credited to Mr. Volpi's H.B. Fuller Common Stock account under the Key Employee Deferred Compensation Plan. None of the phantom stock units are entitled to vote at the meeting.

(10) Includes 38,371 shares of restricted Common Stock subject to forfeiture, 1,098 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan and 46,319 shares that could be issued pursuant to stock options which are currently exercisable.

(11) Includes 19,975 shares that could be issued pursuant to stock options which are currently exercisable. Excludes 21,413 restricted stock units which are subject to forfeiture and which are not entitled to vote at the meeting.

(12) Includes 19,434 shares of restricted Common Stock subject to forfeiture, 1,034 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan and 69,183 shares that could be issued pursuant to stock options which are currently exercisable. Excludes 492 phantom stock units credited to Ms. Parriott's H.B. Fuller Common Stock account under the Key Employee Deferred Compensation Plan. None of the phantom stock units are entitled to vote at the meeting.

(13) Includes 27,737 shares of restricted Common Stock subject to forfeiture, 404 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan and 41,576 shares that could be issued pursuant to stock options which are currently exercisable.

(14) Includes 150,164 shares of restricted Common Stock subject to forfeiture, 16,668 shares held in trust under the H.B. Fuller Company 401(k) & Retirement Plan, 472,916 shares that could be issued pursuant to stock options which are currently exercisable and 164,186 phantom stock units credited to directors' and executive officers' individual H.B. Fuller Common Stock accounts under the Directors' Deferred Compensation Plan and the Key Employee Deferred Compensation Plan that may be acquired, in certain circumstances, within 60 days. Excludes 109,794 phantom stock units credited to the individual accounts under the Directors' Deferred Compensation Plan and the Key Employee Deferred Compensation Plan that may not be acquired within 60 days. Excludes 46,360 restricted stock units which are subject to forfeiture. Neither the restricted stock units nor any of the phantom stock units in the Directors' Deferred Compensation Plan or the Key Employee Deferred Compensation Plan are entitled to vote at the meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers to file initial reports of ownership and reports of changes in ownership of H.B. Fuller's securities with the SEC. These reports are available for review on our website: www.hbfuller.com, in the "Financial" section of the Investor Relations page. Directors and executive officers are required to furnish us with copies of these reports. Based solely on a review of these reports and written representations from the directors and executive officers, we believe that all directors and executive officers complied with all Section 16(a) filing requirements for fiscal year 2010 except for two Form 4 filings that were not timely filed due to administrative error: (a) one relating to a filing that was amended for Mr. Losh to correct the originally reported number of securities acquired on Table II on June 30, 2010, and (b) another filing for Mr. Kenny relating to a grant of stock options on October 1, 2010.

PROPOSAL 1—ELECTION OF DIRECTORS

Proposal

The Board of Directors is currently composed of eight directors and divided into three classes. Each year one class of directors stands for election for a three-year term. The term of office for Class III directors, consisting of J. Michael Losh, Lee R. Mitau and R. William Van Sant, will expire at the annual meeting.

At the annual meeting, three persons are to be elected as Class III directors to hold a three-year term of office from the date of their election until the 2014 annual meeting and until their successors are duly elected and qualified. The three nominees for election as Class III directors are J. Michael Losh, Lee R. Mitau and R. William Van Sant, all of whom are currently directors. All of the nominees have agreed to serve as a director if elected. Following the annual meeting, the Board will be comprised of eight directors. Pursuant to our Company's Bylaws, no more than 15 persons may serve on the Board. For information on how a shareholder may suggest a person to be a nominee to the Board, see *"How can a shareholder suggest a candidate for election to the Board?"*

Unless earlier terminated due to retirement or resignation, the term of office for Class I directors, consisting of Juliana L. Chugg, Thomas W. Handley and Alfredo L. Rovira, will expire at the annual meeting in 2012 and the term of office for Class II directors, consisting of John C. van Roden, Jr. and James J. Owens, will expire at the annual meeting in 2013. All of the directors except Mr. Handley and Mr. Owens, who were appointed during fiscal 2010, were elected to the Board of Directors by the shareholders.

If, for any reason, any nominee becomes unable to serve before the election, we will vote your shares for a substitute nominee selected by the Board of Directors. Alternatively, the Board of Directors, at its option, may reduce the number of directors constituting Class III directors.

The Board of Directors recommends a vote FOR election of each of the nominees.

Who are the nominees?

The nominees provided the following information about themselves as of January 31, 2011.

Class III (Term Ending in 2011)

J. Michael Losh	
Age:	64
Director Since:	2001
Principal Occupation:	Private Investor
Business Experience:	Mr. Losh was the interim Chief Financial Officer of Cardinal Health, Inc., a provider of products and services for the health care market, located in Dublin, Ohio, from July 2004 to May 2005. He was the Chairman of Metaldyne Corporation (now a wholly-owned subsidiary of Asahi Tec Corporation), a global designer and supplier of high quality, metal-formed components, assemblies and modules for the transportation industry headquartered in Plymouth, Michigan, from 2000 to 2002. Prior to that position, Mr. Losh was employed by General Motors Corporation from 1964 to 2000. Mr. Losh brings a wealth of global operating, financial and accounting experience through his 36-year career at General Motors, where he held a variety of roles in the United States, Brazil and Mexico, including Chief Financial Officer from 1994 to 2000. Mr. Losh meets all of the criteria to act as our audit committee financial expert. He also contributes extensive audit committee and corporate governance expertise, gained through his service on several other public company boards. Mr. Losh has served on the Board of H.B. Fuller Company since 2001 and has developed an in-depth knowledge of our Company and its businesses. He has been Chair or Co-Chair of the Audit Committee since 2003. The Board of Directors has determined that Mr. Losh is an audit committee financial expert as that term is defined under the rules of the SEC.
Other Directorships:	AMB Property Corp., AON Corporation, CareFusion Corporation, MASCO Corporation, and TRW Automotive Holdings Corporation. In addition to H.B. Fuller's Audit Committee, Mr. Losh serves on the audit committees of AMB Property Corp., AON Corporation, CareFusion Corporation, MASCO Corp. and TRW Automotive Holdings Corp. The Board of Directors of H.B. Fuller has determined that such simultaneous service does not impair Mr. Losh's ability to effectively serve on our Audit Committee. This determination reflects Mr. Losh's experience and understanding of financial statements, accounting principles and controls and audit committee functions gained throughout his professional career, and his availability to devote time and attention to his service on each committee.

Lee R. Mitau	
Age:	62
Director Since:	1996, Chairman of the Board since December 2006.
Principal Occupation:	Executive Vice President and General Counsel, U.S. Bancorp, a bank holding company headquartered in Minneapolis, Minnesota.
Business Experience:	Mr. Mitau has been Executive Vice President and General Counsel of U.S. Bancorp since 1995. Mr. Mitau, also our Chairman of the Board, Chair of our Corporate Governance and Nominating Committee and a member of our Compensation Committee, has extensive public company legal and governance expertise. He is widely recognized as an expert in the area of corporate governance and is a highly regarded and sought after speaker in this discipline. He has gained expertise in the areas of corporate governance, corporate finance and mergers and acquisitions through his career as a practicing attorney with a global law firm, where he headed the firm's corporate and securities practice, and as the Executive Vice President, General Counsel and Secretary of U.S. Bancorp. In addition, since 1990, Mr. Mitau has served on the board of Graco Inc., where he is currently Chairman of the Board. Mr. Mitau has served on the Board of H.B. Fuller Company since 1995 and has developed an in-depth knowledge of our Company and its businesses. Mr. Mitau's unique combination of experiences makes him particularly well-qualified to serve as our Chairman.
Other Directorships:	Mr. Mitau is Chairman of the Board of Graco Inc.

R. William Van Sant

Age:	72
Director Since:	2001
Principal Occupation:	Operating Partner, Stone Arch Capital, LLC, a private equity fund based in Minneapolis, Minnesota.
Business Experience:	Mr. Van Sant joined Stone Arch Capital, LLC as an Operating Partner in January 2008. He served as President and Chief Executive Officer of Paladin (a Dover Company), a manufacturer of heavy-duty construction products headquartered in Cedar Rapids, Iowa, from August 2006 to December 2007 and he served as Chairman at Paladin from July 2005 to August 2006. In addition, he previously served as Chairman and Chief Executive Officer of Paladin from October 2003 to July 2005. Mr. Van Sant was also an Operating Partner of Norwest Equity Partners, a leveraged buyout capital firm headquartered in Minneapolis, Minnesota, from 2001 to August 2006. Mr. Van Sant brings to our Board his expertise in management, finance and manufacturing operations, experience he has acquired over many years as a director, chairman or CEO with a variety of manufacturing companies, including Graco Inc. (where he chairs the Compensation Committee), Paladin (a Dover Corporation company), Nortax Inc., Lukens, Inc., Blount Inc. and Cessna Aircraft Company. He also held progressively larger roles over a nearly 30-year career at John Deere Company, and has more recently served as an operating partner with two private equity firms, Stone Arch Capital, LLC, and Norwest Equity Partners. As a result, Mr. Van Sant brings a wealth of manufacturing, corporate finance, merger and acquisition and governance experience to our Board. In addition, Mr. Van Sant has gained a detailed understanding of our Company and its businesses through his service on our Board since 2001.
Other Directorships:	Mr. Van Sant is a director of Graco Inc.

How can a shareholder suggest a candidate for election to the Board?

The Corporate Governance and Nominating Committee of the Board nominates all candidates for election to the Board. Generally, current directors or third party search firms engaged by the Corporate Governance and Nominating Committee identify candidates for consideration by the Committee. No third party search firm was engaged during fiscal 2010. The Corporate Governance and Nominating Committee will review all nominees to the Board of Directors, including an assessment of a nominee's judgment, experience, independence and such other factors as the Corporate Governance and Nominating Committee concludes are pertinent in light of the Board's needs. The Board of Directors believes that its membership should reflect a diversity of experience, skills, geography, gender and ethnicity. The Board of Directors considers each of these factors when evaluating director nominees and evaluates the makeup of the Board of Directors with regard to these factors on an ongoing basis as it searches for and asks director nominees to join the Board. The Corporate Governance and Nominating Committee will select qualified nominees and review its recommendations with the Board, which will decide whether to invite any nominee to join or stand for re-election to the Board. The Committee will consider candidates recommended by any shareholder using the same criteria set forth above. Recommendations may be sent to the Corporate Governance and Nominating Committee in care of the Corporate Secretary of H.B. Fuller. No shareholder recommended any candidate during fiscal year 2010.

Two new directors were appointed during fiscal 2010. Mr. Handley was appointed to the Board of Directors in July 2010. Mr. Handley was recommended as a director candidate by our then CEO, Michele Volpi. In considering Mr. Handley, the Board of Directors looked at several factors, including that he brings a valuable operating perspective to our Board of Directors, including relevant experience in the chemical industry and managing global businesses. Mr. Owens was appointed to the Board of Directors in November 2010, at the same time he was appointed President and CEO of the Company. Mr. Owens is the voice of management on our Board of Directors and brings a wealth of adhesives industry experience to our Board of Directors.

See more information about Mr. Handley's and Mr. Owens' backgrounds under the heading "*Who are the remaining directors?*" below.

Who are the remaining directors?

The directors not standing for election at the meeting and whose service will continue until the end of their respective terms also provided the following information about themselves as of January 31, 2011.

Class I (Term Ending in 2012)

Juliana L. Chugg	
Age:	43
Director Since:	2007
Principal Occupation:	Senior Vice President, President Meals Division, General Mills, Inc., a manufacturer and marketer of consumer food products, located in Minneapolis, Minnesota.
Business Experience:	Ms. Chugg has been with General Mills, Inc. since September 1996. Prior to her appointment as Senior Vice President and President, Meals Division in 2010, she served as Senior Vice President, President of Pillsbury USA from June 2006 to November 2010 and as Vice President and President Baking Division from August 2004 to June 2006. Prior to that appointment she served in Australia as the Managing Director of General Mills from June 1999 to August 2004. Prior to that appointment she served as the Marketing Director. Ms. Chugg has valuable expertise in the areas of developing, marketing and branding innovative products, and also in human resources development. In addition, she has a global perspective having operated significant businesses for General Mills in both Australia and the United States. Ms. Chugg has served on our Board since 2007 and she is also a current director and member of the Audit and Nominating and Governance Committees at VF Corporation, a leading apparel products company listed on the NYSE.
Other Directorships:	Ms. Chugg is a director of VF Corporation.

Thomas W. Handley	
Age:	56
Director Since:	2010
Principal Occupation:	President, Global Food & Beverage Sector, Ecolab Inc., a $6 billion dollar global company providing cleaning, sanitizing, food safety and infection control products and services to the foodservice, food processing, healthcare and hospitality industries located in St. Paul, Minnesota.
Business Experience:	Mr. Handley has been with Ecolab Inc. since August 2003. Prior to his appointment as President of Ecolab's global Food & Beverage Sector in September 2009, Mr. Handley served as President – Industrial and Services North America Sector from December 2007 to August 2009 and as Executive Vice President – Industrial Sector from April 2006 to November 2007. Prior to this he served as Executive Vice President of the Specialty and Services Sector from January 2004 to March 2006 and as Ecolab's Senior Vice President of Strategic Planning from August to December of 2003. Before joining Ecolab, he held various management positions with The Procter & Gamble Company (P&G) from 1981 to 2003, including Vice President and General Manager for P&G's paper products businesses in Japan and Korea as well as a Vice President for the Global Feminine Care business. Mr. Handley also managed various businesses in Mexico and Latin America for P&G. Mr. Handley brings a valuable operating perspective to our Board due to his broad experience in a variety of markets and businesses both domestically and internationally while at P&G and Ecolab. He also has experience with increasing Ecolab's presence in new markets, something which is critical to H.B. Fuller's growth strategy. In addition, Mr. Handley has governance experience in a variety of settings, both from a management perspective at Ecolab and as a board member of several non-profit organizations and foundations.

Alfredo L. Rovira

Age:	65
Director Since:	2003
Principal Occupation:	Managing partner of the law firm of Brons & Salas, Abogados and Co-Chair of the Corporate Law Department of that firm, located in Buenos Aires, Argentina.
Business Experience:	Mr. Rovira has been associated with Brons & Salas since 1970, has served as managing partner since April 1992, and has served, first as Chairman since 1984 and later as Co-Chair of the Corporate Law Department, since April 1992. Mr. Rovira has extensive experience as a recognized legal expert in the areas of corporate, securities and merger and acquisition law through his practice at his Argentina law firm, Brons & Salas, where he serves as Co-Chairman of the Corporate Law Department. He also has extensive experience as an arbitrator involving both domestic and multinational companies. Mr. Rovira also is a Professor of Business Law, University of Buenos Aires School of Law. Mr. Rovira brings a global perspective to our Board and his experience is especially valuable as it relates to our Latin America businesses, for which he served as legal counsel in Argentina for several years prior to his joining the Board. Mr. Rovira has served on the Board of H.B. Fuller Company since 2003. Based on his service on our Board in combination with his years of service as the Company's Argentina legal counsel, Mr. Rovira has developed an in-depth knowledge of our Company and its businesses.

Class II (Term Ending in 2013)

John C. van Roden, Jr.	
Age:	61
Director Since:	2003
Principal Occupation:	Chairman of the Board, Airgas, Inc., the largest U.S. distributor of industrial, medical and specialty gases, and hardgoods, such as welding equipment and supplies.
Business Experience:	Mr. van Roden has served as Chairman of the Board of Airgas, Inc. since September 2010. Prior to this appointment, Mr. van Roden was a private investor. In February 2005, Mr. van Roden was appointed Executive Vice President and Chief Financial Officer of Glatfelter, Inc., a global supplier of specialty papers and engineered products, and served in that capacity until January 2007, at which time he became a consultant. Mr. van Roden brings a broad range of management and finance experience to our Board. During the course of his career, Mr. van Roden has held leadership roles in the finance area for a number of public companies, including as the Chief Financial Officer of Glatfelter, Inc., Conectiv (energy) and Lukens, Inc. (specialty steel manufacturer). This expertise along with his extensive experience serving on the boards of several other public companies, including Chairman of the Board of Airgas, Inc., provides additional depth to our Board's leadership and governance capabilities. Mr. van Roden has served on the Board of H.B. Fuller Company since 2003 and, in this capacity, has developed extensive knowledge of our Company and its businesses.
Other Directorships:	Mr. van Roden is Chairman of the Board of Directors of Airgas, Inc., and a director of Penn Virginia GP Holdings, L.P. and Horsehead Corporation.

James J. Owens	
Age:	46
Director Since:	2010
Principal Occupation:	President and Chief Executive Officer, H.B. Fuller Company.
Business Experience:	Mr. Owens was appointed President and Chief Executive Officer of H.B. Fuller Company in November 2010. Prior to that appointment, he served as Senior Vice President, Americas from January to November 2010 and as Senior Vice President, North America from August 2008 to January 2010. Prior to joining H.B. Fuller Company, Owens served as Senior Vice President to Henkel Corporation, a global manufacturer of home care products, cosmetics/toiletries and adhesives products, from April to August 2008 and Corporate Vice President and General Manager, National Adhesives from December 2004 to– April 2008. Mr. Owens spent 22 years with National Starch's adhesives business, a division of ICI (Imperial Chemical Industries Limited) in a variety of management positions, including vice president and general manager, Europe/Middle East and Africa; corporate vice president and general manager of the North American adhesives business; business director for the pressure sensitive and laminating adhesives businesses; marketing manager; and technical services manager. As President and Chief Executive Officer of H.B. Fuller Company and through his career-long experience in the adhesives industry, Mr. Owens brings to the Board discussions and deliberations deep knowledge of the industry and he is the voice of management on the Board. He also brings unique experience gained as a result of his service on the Board of Directors for the Adhesives and Sealants Council for the past seven years, most recently as Chairman.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board, upon recommendation of the Corporate Governance and Nominating Committee, has adopted Corporate Governance Guidelines, which summarize many of the corporate governance principles that the Board has followed in governing H.B. Fuller. The guidelines are available for review on our website: www.hbfuller.com, in the "*Governance*" section of the Investor Relations page.

Code of Business Conduct

We have a Code of Business Conduct applicable to all of our directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of this Code of Business Conduct is available for review on our website at www.hbfuller.com, in the "*Governance*" section of the Investor Relations page.

Communications with Directors

Any shareholder or other interested party may contact the Board, independent directors as a group, any committee or an individual director, by mailing a letter addressed to the Board, independent directors, committee or individual director in care of the Corporate Secretary. The Corporate Secretary reviews all communications, and after ascertaining whether such communications are appropriate to the duties and responsibilities of the Board, will forward such correspondence to the directors for their information and consideration. The Board has requested that the Corporate Secretary not forward the following types of communications to the Board: general solicitations for business or products, job applications or resumes, and any material that does not relate to the responsibilities of the Board.

Director Independence

Pursuant to our Corporate Governance Guidelines and the listing standards of the New York Stock Exchange ("NYSE"), the Board has determined that all current Board members, other than Mr. Owens, are independent. No director is considered independent unless the Board affirmatively determines that such director has no material relationship with H.B. Fuller. In assessing the materiality of any person's relationship with H.B. Fuller, the Board considers all relevant facts and circumstances, including not only direct relationships between H.B. Fuller and each director but also any relationships between H.B. Fuller and any entity with which a director is affiliated.

The Board of Directors reviewed certain transactions between H.B. Fuller and our directors and entities with which they are affiliated and determined that they were made or established in the ordinary course of business and that the directors had no direct or indirect material interest in the transactions. Mr. Mitau and Ms. Chugg recused themselves from this review and determination as it related to the entities with which they are affiliated. The Board considered lending, trustee and credit card services between the Company and U.S. Bank (a commercial bank providing banking, brokerage, insurance, investment, mortgage, trust and payment services), the holding company of which Lee R. Mitau is the Executive Vice President and General Counsel. The Board also considered customer-supplier transactions between the Company and General Mills, Inc. (a manufacturer and marketer of consumer food products), of which Juliana Chugg is a Senior Vice President. After consideration of these relationships, the Board of Directors determined that the directors had no direct or indirect material interest in the transactions. In addition, the dollar amounts involved in the transactions with U.S. Bank and General Mills, Inc. fall below the thresholds set by the NYSE for director independence.

Meetings of the Board and Board Committees

Directors are expected to attend the Annual Meeting of Shareholders and all meetings (including teleconference meetings) of the Board and each committee on which they serve. The Board, the Compensation Committee and the Corporate Governance and Nominating Committee each held five scheduled meetings during the 2010 fiscal year. The Audit Committee held fourteen meetings during the 2010 fiscal year, five of which were teleconference meetings. During the fiscal year, the directors attended greater than 75% of the meetings of the Board and Board committees on which the directors served. In addition, all of the then-serving directors attended our Annual Meeting of Shareholders held on April 15, 2010.

What are the roles of the Board's committees?

The Board of Directors is responsible for the overall affairs of H.B. Fuller. The Board conducts its business through meetings of the Board and three standing committees: Audit; Compensation; and Corporate Governance and Nominating. The Board has adopted a written charter for each committee. The charters for each of these committees are available for review on our website: www.hbfuller.com in the "*Governance*" section of the Investor Relations page. When necessary, the Board may also establish ad hoc committees to address specific issues.

Audit Committee

J. Michael Losh (*Chair*)
Thomas W. Handley
Juliana L. Chugg
Alfredo L. Rovira

Number of Meetings in fiscal year 2010: Fourteen

Functions: The Audit Committee appoints the independent registered public accounting firm to audit our consolidated financial statements, oversees the audit and the independence and performance of our independent registered public accounting firm, determines and pre-approves the type and scope of all audit, audit-related and non-audit services provided by our independent registered public accounting firm, oversees our internal audit function, reviews the performance of our retirement plans and reviews the annual audited consolidated financial statements, accounting principles and practices and the adequacy of internal controls. In addition, the Audit Committee reviews the Company's risk management policies and procedures to assess their adequacy and appropriateness in the context of the Company's business and operating environment. This Committee also monitors compliance with our Code of Business Conduct and our Policy and Procedures Regarding Transactions with Related Persons.

All of the members of the Audit Committee are considered independent as that term is defined by our Corporate Governance Guidelines, the listing standards of the NYSE and the applicable rules and regulations of the SEC. Independence is considered and determined by the Board of Directors. The Board of Directors has also determined that Mr. J. Michael Losh satisfies the requirements of an audit committee financial expert as such term is defined under the rules and regulations of the SEC. The Audit Committee Report for fiscal year 2010 is included in this Proxy Statement.

Compensation Committee

R. William Van Sant (Chair)
Thomas W. Handley
John C. van Roden, Jr.
Juliana L. Chugg
Lee R. Mitau

Number of Meetings in fiscal year 2010: Five

Functions: The Compensation Committee establishes overall compensation programs and practices for executives and reviews and approves compensation, including salary, incentive programs, stock-based awards, retirement plans, perquisites and other supplemental benefits, employment agreements, severance agreements, change in control provisions and other executive compensation items for our executive officers. The Compensation Committee monitors the competitiveness, fairness and equity of our retirement plans and administers our stock-based compensation plans and individual awards.

The Compensation Committee annually reviews and approves compensation for our non-employee directors including retainers, fees, stock-based awards, and other compensation and expense items.

The Compensation Committee may delegate its authority to the Chair of the Compensation Committee to accelerate vesting of outstanding awards. The Committee intends this delegation of authority to be for situations of retirement or termination, and where it is impractical to obtain participation by all Committee members.

The Compensation Committee may use outside compensation consultants to provide compensation advice, competitive survey data and other reference market information related to trends and competitive practices in executive compensation. Beginning in April 2010, the Compensation Committee hired Buck Consultants, LLC, a wholly owned subsidiary of Xerox Corporation, to provide ongoing advice and information regarding design and implementation of the Company's executive compensation programs as requested by the Compensation Committee.

A representative of the independent compensation consultant firm may attend Compensation Committee meetings from time to time to serve as a resource for the Compensation Committee. In order to encourage independent review and discussion of executive compensation matters, the Compensation Committee and the committee chair may request meetings with the independent compensation consultant in executive session without management present.

During fiscal 2010, the Compensation Committee asked Buck Consultants to conduct a review and analysis of non-employee director compensation. Buck Consultants presented information regarding director compensation to the Compensation Committee, provided a market data report on director compensation and presented its findings and recommendations for discussion. Buck Consultants provided these services and reported directly to the Compensation Committee Chair.

Prior to the hiring of Buck Consultants, the Compensation Committee hired compensation consultants on an ad hoc basis, using Towers, Perrin, Forster & Crosby, Inc. (now Towers Watson Pennsylvania Inc.) and Mercer (US) Inc. (a wholly-owned subsidiary of Marsh & McLennan Companies, Inc.) during fiscal year 2009. The Compensation Committee retained Buck Consultants to be its independent compensation consultant for fiscal 2010, due to their independence and industry experience. This firm advises the Committee on director and executive compensation, but does no other work for the Company. The Company continues to use Towers Watson for actuarial, benefits, medical plan and employee engagement survey consulting services. In addition, management has also used Hewitt Associates to provide a Black-Scholes value of H.B. Fuller stock to be used in stock option calculations. During fiscal 2010, we purchased broad-based market compensation survey information from Towers Watson and Hewitt Associates. On certain occasions, we also paid Towers Watson to provide us with regression analysis on the general survey information we purchased. See discussion in the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

The Compensation Committee believes that Buck Consultants provided candid, direct and objective advice to the Compensation Committee. To ensure independence:

- The Compensation Committee directly hired and has the authority to terminate Buck Consultants
- Buck Consultants is engaged by and reports directly to the Compensation Committee and its chairman
- Buck Consultants has direct access to all members of the Compensation Committee during and between meetings
- No Buck Consultants consultant works for the Company
- Buck Consultants does not provide any other services, other than compensation consulting services, to the Company
- The Compensation Committee has approved direct interaction between Buck Consultants and management, however, these interactions are generally limited to discussions on behalf of the Compensation Committee and information that is presented to the Compensation Committee for approval

All of the members of the Compensation Committee are considered independent as that term is defined by our Corporate Governance Guidelines and the listing standards of the NYSE. Independence is considered and determined by the Board of Directors. The Compensation Committee Report for fiscal year 2010 is included in this Proxy Statement.

Corporate Governance and Nominating Committee

Lee R. Mitau (*Chair*)
Alfredo Rovira
R. William Van Sant
J. Michael Losh
John C. van Roden, Jr.

Number of Meetings in fiscal year 2010: Five

Functions: The Corporate Governance and Nominating Committee reviews matters of corporate governance, including our organizational structure and succession planning. This Committee evaluates and recommends new director nominees and evaluates each current director prior to nominating such person for re-election. The Corporate Governance and Nominating Committee reviews a director's continued service if a director's occupation changes during his or her term. This Committee also evaluates the performance of the Chairman of the Board, the President and Chief Executive Officer, and the directors, and makes recommendations to the Board regarding any shareholder proposals.

This Committee considers shareholder recommendations for potential director nominees. See *"How can a shareholder suggest a candidate for election to the Board?"*

All of the members of the Corporate Governance and Nominating Committee are considered independent as that term is defined by our Corporate Governance Guidelines and the listing standards of the NYSE. Independence is considered and determined by the Board of Directors.

Board's Role in Oversight of Risk

In General

Our Board of Directors has general oversight responsibility for the business and affairs of the Company, including risk management, while our management is responsible for day-to-day operations. During our 2009 fiscal year, management completed a comprehensive enterprise risk assessment whereby it identified, assessed and prioritized a broad range of risks (*e.g.*, financial, operational, strategic, legal and regulatory, reputational and managerial) that could affect our ability to execute on our corporate strategy and fulfill our business objectives. The results of this assessment were shared with our Board of Directors. Since then, we have integrated the risk assessment process into our strategic planning and budgeting processes. As part of these processes, we regularly identify risks and uncertainties that could impact our business operations and strategic initiatives and we formulate plans to manage these risks or mitigate their effects.

At least annually, management reviews with the Board of Directors the Company's enterprise risk management and assessment processes and their effectiveness. This review is supplemented throughout the year with regular management presentations that highlight material risks and exposures and related initiatives. In addition, oversight of risks directly relating to the responsibilities of the Board committees is undertaken at the committee level. The Audit Committee participates in regular reviews of our processes to assess and manage enterprise risk management and oversees risks and exposures associated with financial matters, internal controls and financial reporting, accounting, tax, ethics and legal matters. The Corporate Governance and Nominating Committee oversees risks and exposures related to corporate governance and compliance and management succession planning. The Compensation Committee oversees risks and exposures associated with the Company's compensation programs and arrangements. The Board's leadership structure, as described below in the section titled "Board Leadership Structure" supports its role in risk oversight.

Risk Assessment of Compensation Programs

In fiscal 2010, management conducted a risk assessment of the Company's policies and programs relating to the compensation of employees, including those that apply to our executive officers. The format of this review was discussed with and approved by the Compensation Committee. This risk assessment included categorizing the Company's compensation programs across all of our regions by type of program and potential risks in such programs, focusing on risk mitigation factors in the programs and the processes surrounding the payouts of incentive compensation in particular. A cross functional team reviewed the findings of the assessment with several members of executive management and with the Compensation Committee's independent compensation consultant, Buck Consultants. The review was then presented to the Compensation Committee. Some of the risk mitigation factors by type of plan were as follows (noting that base salary does not encourage risk-taking because it is a fixed amount):

- Short-term incentive plan: Our short-term incentive program was designed in order to promote an appropriate balance between risk-taking and rewards for achieving results. We include caps on our short-term incentive program that prevent undue risk taking for short-term gains. In addition, our short-term incentive program uses a balance of four to five metrics addressing a combination of growth, profitability and sustainable return. We include earnings per share as one of these measures to align our executive officer incentives with our shareholders' interests. Finally, our short-term incentive program metrics are aligned with our long-term strategic objectives.
- Long-term incentive plan: Our long-term incentive program has an important role in managing risk in our compensation programs. When our executive officers receive stock options, restricted stock and/or restricted stock units, and when they are expected to comply with stock ownership guidelines (see discussion under the section titled "*Stock Ownership Guidelines*" below), they are incented to make decisions with a view toward the long-term interests of shareholders versus making decisions that would affect only short-term gain.

Management discussed the findings of the risk assessment with the Compensation Committee and also with the Audit Committee. Based on the assessment described above, the Company believes that its compensation policies and practices create an appropriate balance between our base salary compensation, short-term incentive compensation and long-term incentive compensation, thereby reducing the possibility of imprudent risk-taking and that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Board Leadership Structure

Our Corporate Governance Guidelines provide that the Board of Directors has no policy with respect to the separation of the offices of Chairman and Chief Executive Officer. Separation of these offices is an issue that is to be addressed as part of the Company's succession planning. When the Chairman and Chief Executive Officer are separate offices, the Chairman will serve as the Presiding Director. However, when the Chief Executive Officer also holds the position of Chairman, a Presiding Director will be appointed by the Board to further the achievement of a strong, independent Board with an appropriate balance between the Board and the Chief Executive Officer. In such cases, the Chair of the Corporate Governance and Nominating Committee shall serve as the Presiding Director.

Mr. Mitau has served as our independent Chairman of the Board since December 2006 and in this capacity has acted as the Presiding Director at Board of Director meetings and during executive sessions of the non-management directors. Our Board has separated the roles of Chairman of the Board and CEO since 2006 because our current CEO and our previous CEO both had limited public company chief executive officer experience at the time of each of their elections to the Board. Mr. Mitau serves as the Chairman of the Board of Graco Inc. and has significant public company experience. The CEO, in consultation with the Chairman, establishes the agenda for each Board meeting. At the beginning of each fiscal year the Chairman also publishes a schedule of topics to be discussed.

Director Retirement Policy

Directors have a mandatory retirement age of 72, unless a waiver of this retirement policy is granted by the Board of Directors. A director who is ending his or her service due to reaching the mandatory retirement age of 72 will end such term at the regular meeting of the Board immediately following the director's 72nd birthday. Mr. Van Sant reached the mandatory retirement age of 72 during fiscal year 2010. Due to his extensive knowledge and experience with the Company, the Board of Directors determined to waive the mandatory retirement age for Mr. Van Sant and asked him to remain on the Board of Directors to provide consistency during fiscal year 2010 and beyond.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year 2007, the Board of Directors adopted a written policy and procedures for the review, approval or ratification of transactions with executive officers, directors and nominees for director and their immediate family members. In general, the policy provides that certain transactions with these related persons and their immediate family members and certain transactions with any person who is a security holder known to us to be the beneficial owner of more than five percent of any class of our stock, are subject to the review, approval and/or ratification of the disinterested members of the Audit Committee. If ratification of a transaction is not forthcoming, management must make all reasonable efforts to cancel or annul that transaction. If a transaction with a related party is entered into without the pre-approval of the Audit Committee, it shall not be deemed to violate these policies and procedures, or be invalid or unenforceable, so long as the transaction is brought to the Audit Committee for ratification as promptly as reasonably practical after it is entered into or brought to the Company's attention. All executive officers and directors of H.B. Fuller are informed in writing on an annual basis of these policies and procedures. The Audit Committee may use any process and review any information that it determines is reasonable in order to determine if a transaction is fair and reasonable and on terms no less favorable to H.B. Fuller than could be obtained in a comparable arm's length transaction with a third party unrelated to H.B. Fuller.

In addition, on an annual basis, each of our directors and executive officers completes a questionnaire and discloses information regarding entities with which they and their immediate family members are affiliated. Any person nominated for election as a director must complete a questionnaire no later than the date he or she becomes a member of the Board of Directors. Any person who becomes an executive officer must complete a questionnaire as soon as reasonably practicable thereafter.

Our Audit Committee annually reviews all transactions and relationships disclosed in the director and officer questionnaires and approves or ratifies, as applicable, any transactions with related persons. The Board of Directors makes a formal determination regarding each director's independence.

During fiscal year 2010, we had transactions, arrangements and relationships with entities with which some of our related persons, specifically certain of our directors, are affiliated. However, in accordance with the procedures in the Company's policy, the Audit Committee determined that those related persons had no direct or indirect material interest in those transactions, arrangements and relationships.

DIRECTOR COMPENSATION

The form and amount of compensation for each director is determined and reviewed at least annually by the Compensation Committee. Such compensation reflects the practices of boards of similar public companies and is comprised of cash and H.B. Fuller Common Stock (or its equivalents). Similar to our executive compensation policy, the practice of generally aligning to the market median/ 50th percentile also applies to our director compensation.

2010 Review of Director Compensation

Beginning in April 2010, the Compensation Committee hired Buck Consultants, LLC, a wholly owned subsidiary of Xerox Corporation, to provide ongoing advice and information regarding design and implementation of the Company's executive and director compensation programs as requested by the Compensation Committee. See further discussion regarding the Compensation Committee's independent consultant under the heading "Compensation Committee" in the Corporate Governance Section in this Proxy Statement. At the July 2010 meeting, the Compensation Committee reviewed a market analysis conducted by Buck Consultants relating to overall director compensation competitiveness, including annual board retainers, board meeting fees, committee meeting fees, committee chair retainers and annual stock-based awards. The market analysis included our peer group (see section titled "*Peer Group Data*" in this Proxy Statement) and a subset of our peer group with revenues under $3 billion. After a review of the reference market comparison data, the Compensation Committee determined to maintain the current compensation program for the non-executive directors.

Cash Fees

The following fees are paid to our non-employee directors:

Annual Board retainer	$35,000
Annual retainer for non-executive Chairman of the Board	$70,000
Special annual retainer for R. William Van Sant	$30,000(1)
Annual retainer for Audit Committee Chair	$10,000
Annual retainer for Compensation Committee Chair and Corporate Governance and Nominating Committee Chair	$ 7,500
Daily attendance fee for each Board meeting	$ 1,000
Attendance fee for each Committee meeting, either in person or via telephone	$ 1,000
Attendance fee for each Committee ad-hoc telephone meeting	$ 500

(1) During the July 2009 meeting, the Compensation Committee determined to approve a $100,000 retainer for the Chairman of the Board. However, at that time, the Compensation Committee decided to split the retainer for the Chairman of the Board between Lee Mitau, who receives $70,000 for his services as Chairman of the Board, and R. William Van Sant, who receives $30,000 for special assistance, oversight and guidance he provides to the Chairman of the Board in performing the duties of the Chairman. Because the assistance provided by Mr. Van Sant relates entirely to the role of Chairman of the Board, the Compensation Committee determined to split the Chairman retainer between Mr. Mitau and Mr. Van Sant. The Compensation Committee approved the same retainer fees in July 2010.

Neither Mr. Volpi, our former President and Chief Executive Officer, nor Mr. Owens, our present President and Chief Executive Officer, received separate compensation for serving as a director or for attendance at any meeting.

Travel Reimbursement

We also reimburse each director for any out-of-pocket expenses related to attendance at any meeting or arising from other H.B. Fuller business. If a non-employee director must travel to and from a meeting held in the United States on a day other than the day in which he/she receives any board or meeting fees, the director will be reimbursed $500 per day. For meetings held outside the United States and in the western hemisphere, non-employee directors are reimbursed $500 for travel each way. For meetings held outside the United States and in the eastern hemisphere, non-employee directors are reimbursed $1,000 for travel each way. The purpose of these payments is to reimburse non-employee directors fairly and equitably for significant travel time spent to and from H.B. Fuller Board of Directors meetings and/or committee meetings.

Equity Awards

In addition to the retainer, meeting and attendance fees described above, the Board believes it is important that each director have an economic stake in our Common Stock. As a result, the Compensation Committee typically makes an annual grant of shares of restricted Common Stock or an award of Common Stock units to each non-employee director. On July 7, 2010, the Compensation Committee made a discretionary award of 3,560.53 H.B. Fuller Common Stock units to each currently serving non-employee director under the Directors' Deferred Compensation Plan. This plan is described below. For this award, the Committee approved an award value of $70,000 per director (based on a review of market data) which was divided by the fair market value of our Common Stock on the date of grant to determine the number of units awarded.

In addition, each non-employee director typically receives a one-time grant of H.B. Fuller Common Stock (or its equivalent) upon his/her initial election to the Board. These Common Stock (or its equivalent) awards are granted under our 2009 Director Stock Incentive Plan, which is described below. These shares vest three or four years from the date of grant subject to continued service during that period. In July 2010, Mr. Handley received a grant of 1,300 shares of restricted Common Stock at the time of his initial appointment to the Board. These shares will vest three years from the date of grant subject to Mr. Handley's service during that period.

Directors' Deferred Compensation Plan

Under this plan, directors may elect to defer all or a percentage of their retainer, attendance and meeting fees. Deferred amounts are credited with gains and losses based on the performance of certain mutual funds or H.B. Fuller Common Stock as elected by the director prior to deferring any fees. Directors who elect their retainer, attendance or meeting fees to be deferred into H.B. Fuller Common Stock units as an investment are credited with phantom stock units that will be paid out in shares of Common Stock. Phantom stock units are credited with dividend equivalents equal to the amount of dividends, if any, paid on an equal number of shares of H.B. Fuller Common Stock. The dividend equivalents are converted into additional phantom stock units based on the fair market value of H.B. Fuller Common Stock on the dividend payment date. If a participant elects to defer retainer, attendance or meeting fees into the H.B. Fuller Common Stock account in this plan, we make a 10% matching contribution of additional phantom stock units to the amount invested in H.B. Fuller Common Stock by the director. The phantom stock units credited to the directors' accounts do not have voting rights. In addition, the Compensation Committee may make discretionary contributions to a participant's Common Stock account under this plan. As described above, during fiscal year 2010, the Committee exercised this discretion and awarded each non-employee director 3,560.53 H.B. Fuller Common Stock units under this plan.

Any amounts deferred under this plan are paid in shares of H.B. Fuller Common Stock or cash (depending on the election made by the director) at the earliest to occur of:

- The later of the date of the director's retirement (that is, the date of resignation or removal from the Board or the end of the director's elected term) or such other date as elected and specified by the director, which is subject to approval by the Compensation Committee and is made only at the time of the director's initial elections and is irrevocable;
- disability;
- death;
- the date of a change in control of H.B. Fuller; or
- the date of termination of the plan.

2009 Director Stock Incentive Plan

Under this plan, we may issue to non-employee directors restricted stock, restricted stock units, options, stock appreciation rights, performance awards or other stock-based awards. In addition, shares of H.B. Fuller Common Stock are issued under this plan to satisfy any requirements under the Directors' Deferred Compensation Plan. The Compensation Committee determines the type, amount and other terms and conditions of any awards under this plan.

Physical Examinations

Non-employee directors are reimbursed for an annual physical examination and related expenses. In fiscal year 2010, none of the members of the Board of Directors received physical examinations.

Matching Gifts to Education Program

Under this program, we match a non-employee director's contributions (up to $1,000) to eligible educational institutions. These amounts are shown in the "All Other Compensation" column of the "Director Compensation Table" in this Proxy Statement.

Director Compensation Table—Fiscal Year 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Juliana L. Chugg	59,500	70,000	395	129,895
Thomas W. Handley	24,671	95,558	184	120,413
J. Michael Losh(3)	70,000	70,000	8,000	148,000
Lee R. Mitau(4)	133,500	70,000	19,936	223,436
Alfredo L. Rovira	60,500	70,000	-	130,500
John C. van Roden, Jr.(5)	56,500	70,000	717	127,217
William R. Van Sant(6)	93,500	70,000	10,350	173,850

(1) The amounts in this column are calculated based on the fair market value of our Common Stock on the date the award was made in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). Each non-employee director received an award of 3,560.53 Common Stock units on July 7, 2010 with a grant date fair value of $70,000. Mr. Handley's amount also includes an amount related to the one-time grant of restricted stock upon his election to the Board of Directors.

The aggregate number of shares of restricted H.B. Fuller Common Stock and deferred stock units held by each non-employee director as of November 27, 2010 were as follows:

Name	Shares of Restricted Stock (#)	Deferred Common stock Units (#)
Juliana L. Chugg	1,364	11,207
Thomas W. Handley	1,309	3,585
J. Michael Losh	0	61,359
Lee R. Mitau	16,575	93,364
Alfredo Rovira	0	23,139
John C. van Roden, Jr.	0	14,897
R. William Van Sant	0	52,308

No non-employee director held any stock options as of November 27, 2010.

(2) These amounts represent the following: for Ms. Chugg, dividends paid on unvested restricted stock; for Mr. Handley, dividends paid on unvested restricted stock; for Mr. Losh, a 10% company match pursuant to the H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement), as amended (the "DDCP-2008"), in the amount of $7,000 and a matching gift by H.B. Fuller to a qualified educational institution of $1,000; for Mr. Mitau, dividends paid on unvested restricted stock of $5,586, a 10% company match pursuant to the DDCP-2008 in the amount of $13,350 and a matching gift by H.B. Fuller to a qualified educational institution of $1,000; for Mr. van Roden, a 10% company match pursuant to the DDCP-2008; and for Mr. Van Sant, a 10% company match pursuant to the DDCP-2008 in the amount of $9,350 and a matching gift by H.B. Fuller to a qualified educational institution of $1,000.

(3) Mr. Losh elected to receive 100% of his annual retainer and meeting fees in Common Stock units in lieu of cash. That election resulted in the conversion of $70,000 into 3,722 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

(4) Mr. Mitau elected to receive 100% of his annual retainer and meeting fees in Common Stock units in lieu of cash. That election resulted in the conversion of $133,500 into 7,120 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

(5) Mr. van Roden elected to receive his December meeting fees and one-third of his fourth quarter retainer in Common Stock units in lieu of cash. That election resulted in the conversion of $7,173 into 360 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

(6) Mr. Van Sant elected to receive 100% of his annual retainer and meeting fees in Common Stock units in lieu of cash. That election resulted in the conversion of $93,500 into 4,977 Common Stock units. This amount does not include any dividend equivalents or match paid by the Company.

Stock Ownership Guidelines

We have and maintain goals for stock ownership by all non-employee directors. Our goal for director stock ownership is five times the annual board retainer within five years of becoming a director. A review of director stock ownership was conducted using June 30, 2010 stock values. At the time of this review, all directors had met or exceeded this goal except for Ms. Chugg, who became a director in April 2007 and therefore has not been a director for five years. However, Ms. Chugg is only slightly below her ownership target. Mr. Handley was not included as part of this review as he joined the Board of Directors effective July 6, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes the material elements of compensation awarded to each of our executive officers listed in the Summary Compensation Table in this Proxy Statement (the "named executive officers"). This discussion and analysis focuses on the information contained in the tables and accompanying footnotes and narrative for fiscal year 2010 which follow this Compensation Discussion and Analysis. We discuss compensation actions taken during fiscal years 2009 and 2011 to the extent they enhance the understanding of our executive compensation program for fiscal year 2010.

Fiscal 2010 Business Conditions and Results. Business conditions in fiscal 2010 were difficult. In our Annual Report on Form 10-K for fiscal year 2009, the Company indicated that it believed there was a significant amount of uncertainty for fiscal year 2010 with regard to end-market demand and that we did not anticipate a quick return to pre-recession demand levels. We also stated that we believed gross profit margin would come under pressure in fiscal 2010 because we expected raw material costs to increase. In fact raw material costs were one of the biggest issues we faced during this fiscal year. We also experienced subdued end market demand in our North America region.

In fiscal 2010, we increased our net revenues by nearly 10 percent over fiscal 2009. This increase included growth in almost every market segment and geography in the world. While most companies experienced growth in fiscal 2010 over the down year of 2009, we believe that our growth rate exceeded the market growth rate. Second, although our margins declined in fiscal 2010, in a very difficult raw material environment, we delivered an adjusted gross margin that was only 70 basis points below last year's gross margin – a year in which we achieved a record high gross margin. Finally, we made progress in shifting our business portfolio toward future strategic growth opportunities. Our Asia Pacific region posted double digit organic revenue growth, opened a new production facility for high-technology adhesives and completed a strategic acquisition in Malaysia. Our EIMEA region had organic growth of nearly 14 percent in fiscal 2010. Also, this region's business portfolio was enhanced as a non-core product line was discontinued and growth accelerated in strategic emerging markets. Our earnings per share were up nine percent over fiscal 2009, just short of our target range of 10 to 15 percent annual growth. Finally, for the 41st consecutive year in a row, we implemented an increase in the amount of our dividend that we pay to shareholders, with a three percent increase this year. Please also see "Management's Discussion and Analysis of Financial Conditions and Results of Operations" section in our Annual Report on Form 10-K for more information on our fiscal year 2010 financial performance.

Fiscal 2010 Compensation Actions. In setting the financial metrics for our short-term incentives program for fiscal year 2010, our Compensation Committee reviewed company performance expectations and budgeted targets. The annual short-term incentive award targets were set based on predetermined ranges for the achievement of the established performance measures. The targets that were set were considered to be challenging, but achievable. Due primarily to the strong earnings per share performance, overall payouts for our named executive officers under the short-term incentive program ranged from 108% to 130% of target. Please see the table in the section titled *"Analysis of Fiscal 2010 Short-Term Incentive Awards"* below.

In February 2010, the Compensation Committee increased the pay of Mr. Volpi to align his pay with the midpoint of the CEO salary range. When Mr. Owens became CEO and President late in fiscal 2010, the Compensation Committee increased his pay in recognition of the change in role and responsibilities.

Changes to Our Executive Compensation Program. In general, the economic environment of the last two years has not changed our approach to our executive compensation program. We continue to use base salary, a short-term cash incentive program and a long-term incentive program with equity grants to attract and motivate our executive officers to achieve results that are in the long-term best interest of our shareholders. We generally align to the market median for the three main elements of compensation and we review these elements each year. However, we did make some changes to our executive compensation programs during the year, including:

- Adding a performance objective into the restricted stock grant to our CEO;
- Changing the mix of stock options and restricted stock/restricted stock units and the value of these grants to better reflect market practice;
- The Compensation Committee hiring an independent compensation consultant, who reports directly to the Compensation Committee and does no other work for the Company other than to provide ongoing advice and information regarding design and implementation of the Company's executive and non-employee director compensation programs; and
- Adding language to our stock award agreements that provides that such awards are subject to present and future clawback policies regarding incentive-based compensation, which the Company expects to adopt when the SEC completes final rulemaking later in 2011.

Philosophy

The philosophy of our executive compensation program is to provide a competitive compensation package that rewards executive officers for sustained financial and operating performance that creates long-term value for our shareholders. We have designed and implemented our compensation programs for our executive officers to meet three principal goals:

- Attract and retain executive officers;
- Motivate these individuals to achieve short-term and long-term corporate goals that enhance shareholder value, without undue risk-taking; and
- Support H.B. Fuller's core beliefs and culture by promoting equity among executive officer positions, while considering external competitiveness and job responsibilities.

To meet these goals, H.B. Fuller has the following guidelines:

- Pay compensation that is competitive with the practices of companies in a broad number of industries, as well as in the chemical industry, with revenues comparable to our revenues;
- Pay for performance by setting challenging performance goals for our executive officers and providing a short-term incentive plan that is based upon achievement of these goals; and
- Provide long-term incentives in the form of stock options, restricted stock and/or restricted stock units that are designed to increase long-term shareholder value by aligning the interests of our executive officers with those of our shareholders.

These guidelines are considered by the Compensation Committee when the various elements of the executive compensation program are being assessed. We strive to keep each individual element of compensation at or near the market median/50th percentile, therefore keeping our total compensation at approximately the market median/50th percentile.

Competitive Market

We use several surveys and data points when we review executive compensation as described further below.

General Survey Data. We define our market as a broad range of companies across various industries in the $1-3 billion revenue category. We chose this revenue category because revenue from our prior fiscal year was in this range and revenue from fiscal 2010 was expected to be in this range. The Compensation Committee uses published survey data from the following sources for our executive compensation analysis:

- Hewitt Associates ($1—2.49 billion revenue category for corporate positions)
- Towers Perrin ($1—3 billion revenue category for corporate positions)

H.B. Fuller participates in both of these surveys. The Hewitt Associates survey includes 360 companies and is titled "Total Compensation Measurement™ (TCM™) General Industry/Retail Total Compensation by Industry: Executive -2009"; the Towers Perrin survey includes 428 companies and is titled "U.S. CDB General Industry Executive Database 2009 Descriptive Statistics Report." Towers Perrin performed chemical industry regression analysis on their survey data for several executive positions.

For Mr. Kenny in our EIMEA region, the Compensation Committee also utilized additional data from Towers Perrin that did not come from the survey referenced above. Towers Perrin provided the same type of survey data for the EIMEA region senior vice president position.

Peer Group Data. During fiscal year 2009, the Compensation Committee approved a peer group consisting of the following companies:

Albemarle Corp.
Arch Chemicals Inc.
Ashland Inc.
Avery Dennison Corporation
Cabot Corp.
Celanese Corp.
Cytec Industries Inc.
Eastman Chemical Co.
Ecolab Inc.
Ferro Corp.
FMC Corp.
Georgia Gulf Corp.
Hexcel Corp.
International Flavors & Fragrances Inc.
The Lubrizol Corp.
Nalco Holding Co.
Olin Corp.
OM Group, Inc.
Polyone Corp.
RPM International Inc.
A. Schulman, Inc.
Sensient Technologies Corp.
Sigma-Aldrich Corp.
Solutia Inc.
Valspar Corp.

These companies represent global, publicly-traded chemical and allied products companies in the 2800 Standard Industrial Classification Code with revenues between $871.1 million to 8.1 billion. No changes were made to the composition of the peer group during fiscal 2010.

Use of Market Data in Fiscal 2010

When analyzing compensation paid to named executive officers, the Compensation Committee uses specific data that matches revenue and job responsibilities from the published surveys. For fiscal 2010, the above-referenced survey data used by the Compensation Committee to review total compensation (base salary, short-term incentive compensation and long-term incentive compensation) for our executive officers showed that our total compensation was in line with the market data matched according to revenue and job responsibilities.

In fiscal year 2010, Management and the Compensation Committee began to use the peer group data, in conjunction with the general survey data that we use for reference purposes, as a reference point for compensation design considerations. This data was derived from proxy statement data available from an Equilar database. Peer group pay level data may be reviewed using a regressed value, to provide a general perspective of compensation for a company of our size. However, the primary data sources for pay level information are the survey sources listed in the section titled "General Survey Data".

The Compensation Committee uses survey data and peer group data because these sources of data are considered reliable market information. When we refer to market data in the rest of this Compensation Discussion and Analysis, unless otherwise noted, we are referring to the "*General Survey Data*" and the "*Peer Group Data*" discussed above.

Compensation Process

The Compensation Committee reviews and approves all elements of compensation for our Chief Executive Officer, ("CEO"), taking into account the Board of Directors' review and assessment of the performance of the CEO as well as competitive market data and information from our human resources personnel and its independent compensation consultant. The Compensation Committee also reviews and approves all elements of compensation for our other executive officers, taking into account the recommendations of the CEO, as well as competitive market data and information from our human resources personnel and its independent compensation consultant.

In determining the particular elements of compensation that will be used to implement our overall compensation policies, the Compensation Committee takes into consideration factors related to H.B. Fuller's performance, such as H.B. Fuller's earnings and revenue growth, and business-unit-specific operational and financial performance. Other considerations include H.B. Fuller's business objectives, its corporate responsibilities (including equity among executive officer positions and affordability), competitive practices and trends, and regulatory requirements. In deciding on the type and amount of compensation for each executive officer, the Compensation Committee focuses on both the current pay and the opportunity for future compensation, and combines the compensation elements for each executive officer in a manner that optimizes the executive officer's contribution to H.B. Fuller.

The Compensation Committee on occasion meets with the CEO and/or certain other executive officers to obtain recommendations with respect to our compensation program, practices and packages for executive officers and directors. The Compensation Committee considers, but is not bound to and does not always accept, management's recommendations with respect to executive compensation. The CEO typically attends the Compensation Committee's meetings, except when his compensation package is discussed. In addition, the Compensation Committee also holds executive sessions not attended by any members of management.

Compensation Consultant

Beginning in April 2010, the Compensation Committee hired Buck Consultants, LLC, a wholly owned subsidiary of Xerox Corporation, to provide ongoing advice and information regarding design and implementation of the Company's executive compensation programs as requested by the Compensation Committee. See further discussion regarding the Compensation Committee's independent consultant under the heading "*Compensation Committee*" in the Corporate Governance Section in this Proxy Statement. In this Proxy Statement, we discuss the use of compensation consultants when the Compensation Committee utilized its independent consultant for a specific project. In addition, from time to time, management receives information from the compensation consultant in preparation for Compensation Committee meetings.

Key Elements of the Executive Compensation Program

The key elements of the executive compensation program are:

Element of Compensation	Type of Compensation	Purpose	How Impacted by Performance
Base Salary	Cash	Attract and retain high caliber executive talent with competitive fixed compensation	Not performance based
Short-term incentive	Cash	Aligns executive performance with achievement of company strategic goals and objectives and provides financial reward for meeting or exceeding specific metrics	Payouts dependent on achievement of predetermined financial performance goals
Long-term incentive	Stock Options	Attract, retain and reward high caliber executive talent; ownership of common stock encourages long-term strategic decision making that is aligned with shareholder interests	Increase in H.B. Fuller Common Stock price increases value of options
	Restricted Stock and Restricted Stock Units	Retention of executive talent and reward for performance	Increase in H.B. Fuller Common Stock price increases value of restricted stock and restricted stock unit awards. CEO grant contains a performance goal which must be achieved before restricted stock may vest.
Other benefits	Includes supplemental retirement and deferred compensation plans, severance, change-in-control and other perquisites	Attract and retain high caliber executive talent	Not performance-based

Additional information regarding base salary, short-term incentive compensation and long-term incentive compensation follows.

Base Salary. Each executive officer's job is positioned in a salary grade based upon market data and an analysis of the job responsibilities of positions. Salary ranges are established to generally reflect competitiveness at the market median/50th percentile. Base salaries are set to reflect the complexity and importance of a position and the experience each executive officer brings to the position, as well as the market rate paid for such positions. The Compensation Committee reviews and considers the annual performance of the named executive officers and determines whether and to what extent a merit salary increase is warranted. In the past, annual merit increases have typically been considered by the Compensation Committee in November or early December of each year and have become effective on December 1st regardless of the actual date of the fiscal year-end. Beginning in fiscal 2010, the Compensation Committee reviewed and considered the performance and annual merit increases in January, and the effective date of annual merit increases was February 1st, reflecting the entire 14-month period. In future fiscal years, the annual merit increases are intended to cover a twelve-month period and become effective February 1st.

Short-Term Incentive Compensation. Short-term incentive awards are set for each executive officer so that the expected payout at target performance levels would result in short-term incentive compensation equal to competitive market levels of such compensation based on market data. The target percentage opportunities are established to generally reflect competitiveness at the market median/50th percentile. Payments under the short-term incentive program can range from no payment to a payment higher than the target, based upon Company and regional operating unit results.

The annual short-term incentive plan is designed to achieve several goals, including emphasizing the Company's commitment to competitive compensation practices, driving a high performance culture and assuring accountability. The short-term incentive plan program places emphasis on achievement of financial metrics and focuses attention on business results. It also reinforces the importance of measurable and aligned goals and objectives.

Each year, the Compensation Committee establishes the annual cash incentive target opportunities as a percentage of base salary. Under the short-term incentive plan, the Compensation Committee may also consider extraordinary circumstances that may positively or negatively impact the achievement of the total Company performance objectives. The Board or management in their discretion, has the right at any time to enhance, diminish or terminate all or any portion of any compensation plan or program, on a collective or individual basis.

Predetermined financial performance measures and goals are set by the Compensation Committee each year. These financial measures and goals are based on company performance expectations and budget targets. The annual cash incentive awards are calculated based on predetermined ranges for the achievement of the established performance measures. The plan is designed so that the maximum is earned when the results exceed the Company's goals by a predetermined amount.

Long-Term Incentive Compensation. Our long-term incentive program ties a significant portion of our executive officers' annual total compensation to shareholder value creation, as measured by stock price performance. We currently award stock options, restricted stock and restricted stock units under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan as follows:

Stock Options. Beginning with grants made in fiscal 2010, the standard "service-based" nonqualified stock options typically vest in three equal installments on each anniversary date of the grant which enhances retention. Vested stock options provide a benefit to an executive officer only if the market value of the stock increases over the term of the option and if the executive officer remains employed at H.B. Fuller. Stock options are granted for a 10 year term.

Restricted Stock and Restricted Stock Units. Beginning with grants made in fiscal 2010, standard "service-based" restricted stock and restricted stock unit grants typically vest in three equal annual installments from the grant date which enhances retention. Restricted stock and restricted stock unit awards provide a benefit to an employee only if the employee remains employed until the award vests. Dividends are accrued on both restricted stock and restricted stock units during the period prior to vesting and are paid in the form of additional shares once vesting has occurred. Only restricted stock has voting rights during the period prior to vesting. In addition, if the market value of the stock increases over the grant date price of the award, the employee further benefits from that appreciation in value. For our CEO, beginning with restricted stock grants in fiscal 2010, a performance goal must be achieved or the restricted stock will not vest.

The value of an individual's target award is established to generally reflect competitiveness at the market median/50th percentile for the applicable position and grade level. The CEO recommends to the Compensation Committee the number of stock options, restricted stock and/or restricted stock units to be granted to each executive officer. In order to emphasize a pay for performance philosophy, the

Compensation Committee retains full authority to accept, modify or reject these recommendations to increase or decrease the value of the award. The Compensation Committee also reviews total Company performance and the CEO's individual performance to determine the award for the CEO. The number of options is determined based on a Black-Scholes valuation and a 30-day stock price average is applied. To determine the number of restricted stock/restricted stock units to be awarded, a 30-day stock price average is applied.

In fiscal 2010 and in the past, our Compensation Committee reviewed long-term incentives for our CEO and the other executive officers in late November or early December. These grants were effective as of the date of the Compensation Committee meeting or the first business day of the fiscal year, whichever was later. This ensured that only one long-term incentive grant was given in each fiscal year. The timing of this meeting was set more than one year in advance. Beginning in fiscal year 2011, the Compensation Committee will review long-term incentives for our CEO and the other executive officers in January. This grant date aligns better with the annual individual performance review process. Also, a January grant date will allow the grants to occur during the open trading period for H.B. Fuller stock as provided under Company policy. The grants of stock options are made with an exercise price determined as of the close of trading on the applicable grant day. We do not allow backdating of options, nor do we have a program, plan or practice to time stock option grants to executive officers in coordination with the release of material non-public information.

Fiscal 2010 Base Salaries

In General. The amount of annualized base salary and year-over-year increase for each of the named executive officers in fiscal year 2010 is set forth in the following table.

	Base Salary as of 12/1/2008 ($)	Base Salary as of 2/1/2010 ($)	Annualized Percent Increase from 12/1/2008 to 2/1/2010 (%)
James J. Owens	410,000	445,949	8.8%(1)
Michele Volpi	738,400	815,000	10.4%
James R. Giertz	428,450	449,873	5%
Steven Kenny(2)	n/a	379,002	n/a
Ann B. Parriott	322,649	337,168	4.5%
Barry S. Snyder	290,000	298,700	3%

(1) Mr. Owens began his employment with the Company on August 25, 2008. His annualized base salary for fiscal 2008 was $410,000. Mr. Owens did not receive a merit increase effective as of December 1, 2008 for fiscal 2009 as he was hired in the six months prior to fiscal year end. Mr. Owens received a prorated merit increase of 3% effective February 25, 2009. His base salary for the remainder of the fiscal 2009 was $422,300. Mr. Owens received a 5.6% increase on February 1, 2010.

(2) Non U.S.-based compensation paid to Mr. Kenny is denominated in British Pound Sterling and has been converted to U.S. dollars at the same exchange rate used for financial reporting purposes.

Analysis of Fiscal 2010 Base Salaries. Mr. Owens' fiscal 2010 base salary, prior to his promotion to President and CEO effective November 19, 2010, was in the third quartile of his salary range for business unit roles of similar size and responsibility based upon market data. His salary was higher than the midpoint of the salary range to reflect Mr. Owens' extensive experience in the chemical industry. For fiscal 2010, Mr. Owens received a merit increase of 5.6% effective February 1, 2010. Effective November 19, 2010, the Board of Directors appointed Mr. Owens as President and CEO of the Company and approved a 25.6% increase in base salary to $560,000 as a reflection of his new responsibilities as CEO. This increase was based on review, analysis and discussion with the independent compensation consultant. This included a review of the following market data: Mercer 2009 Global Premium Executive Remuneration Suite (All Industries $1—2.5 billion); Hewitt 2010 Executive Compensation Database (All Industries $1—2.5 billion); and, Watson Wyatt 2009/2010 Survey Report on Top Management Compensation (All Industries $1—2.5 Billion and Chemical $1—2.5 billion). The Compensation Committee also reviewed market data relating to our peer group, both the entire peer group and a subset of the peer group with revenues up to $3 billion.

For fiscal 2009, the Compensation Committee hired Mercer to conduct an in-depth analysis of CEO compensation. As a result, the Compensation Committee determined that it was not necessary to engage an external compensation consultant to conduct an analysis of Mr. Volpi's compensation for fiscal 2010 and instead referenced the 2009 review for perspective. After a review of Mr. Volpi's performance, the Compensation Committee decided to award Mr. Volpi with a 10.4% increase in base salary to $815,000 effective February 1, 2010 based on the following factors:

- Company financial performance during a difficult economic time
- Progress on strategic plan
- Development of Company executive leadership team
- Strengthened collaboration between Board of Directors and Company leadership
- Desire to move Mr. Volpi closer to the midpoint of his salary range

This increase positioned Mr. Volpi's salary near the salary range midpoint of $811,500. On November 19, 2010, Mr. Volpi resigned as President, CEO and director of the Company, and his employment with the Company was terminated effective December 7, 2010.

Mr. Giertz's fiscal 2010 base salary was slightly above the third quartile of the salary range for CFOs based on market data. His salary has historically been higher than the midpoint in this salary range to reflect Mr. Giertz's extensive experience in both finance (as a CFO) and in operations with prior employers, where he held key leadership positions in several companies. For fiscal 2010, Mr. Giertz received a merit increase of 5%. Mr. Kenny's fiscal 2010 base salary was in the second quartile of the salary range based on market data. Mr. Kenny was not eligible for an increase as of February 1, 2010 as he was hired within six months prior to the fiscal year end. Ms. Parriott's fiscal 2010 base salary was in the third quartile of her salary range for Vice Presidents of Human Resources based on market data. Her salary has been higher than the midpoint to reflect Ms. Parriott's prior leadership experience and her contributions in her role. Ms. Parriott received a merit increase of 4.5%. Mr. Snyder's fiscal 2010 base salary fell in the second quartile of his salary range for Chief Technology Officers based on market data. For fiscal 2010, Mr. Snyder received a 3% merit increase.

For fiscal 2010, all merit increases for the named executive officers (except for Mr. Volpi) fell within the Company's general merit increase guidelines for our general employee population.

Fiscal 2010 Short-Term Incentive Compensation

In General. For fiscal 2010, based on market data, the annual cash incentive target opportunity for our executive officers ranged from 40% to 100% of base salary at a target level of performance. Potential payouts ranged from 0% to 200% of the target award based on attainment of operating unit and/or Company predetermined financial goals. The threshold level for the annual cash incentive was set at 80% of each financial target goal, except the Organic Revenue metric had a threshold amount of 85%. At these levels, the annual cash incentive would pay out at 50% of the target incentive. Higher payouts are possible if performance is above threshold levels.

In January 2010, the Compensation Committee reviewed the weighting of financial metrics in the short-term incentive plan. The Compensation Committee approved revisions to the short-term incentive metrics for fiscal year 2010 for the CEO and Regional Operating positions, which place more emphasis on achievement of increases in Organic Revenue. The weighting of the Operating Income and Net Working Capital metrics were decreased to offset the increased emphasis on Organic Revenue.

All performance measures for the named executive officers, and the percentage of the incentive based on these measures as established by the Compensation Committee, are set forth in the table below:

Performance Measure	CEO[1]	CFO and Corporate Positions[2]	Regional Operating Unit[3]
EPS[4]	30%	30%	30%
Company Organic Revenue[5]	40%		
Company Operating Income[6]	20%		
Company Net Working Capital[7]	10%		
Region Organic Revenue			40%
Region Operating Income			20%
Region Net Working Capital			10%
North America Composite		25%	
Europe, Middle East & Africa Composite		20%	
Asia Pacific Composite		12.5%	
Latin America Composite		12.5%	

1 Includes Mr. Volpi for fiscal 2010. This weighting of performance metrics also applied to Mr. Owens after he was appointed CEO. The short-term incentive for Mr. Owens for fiscal 2010 was calculated using prorated amounts for the time periods he held the relevant positions during fiscal 2010.

2 Includes Mr. Giertz, Ms. Parriott and Mr. Snyder.

3 Includes Mr. Owens for the time period for which he held a regional operating position. Also includes Mr. Kenny.

4 Earnings Per Share ("EPS") is defined as net income divided by common stock shares outstanding (diluted).

5 Organic Revenue is defined as Revenue, excluding the effects of changes due to foreign currency exchange rates and acquisitions/divestitures.

6 Operating Income ("OI") is defined as gross profit less selling, general and administrative expenses. For administrative purposes, OI is used as a proxy for Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA").

7 Net Working Capital as a percentage of annualized trade revenue ("NWC") is used as a proxy for Return on Gross Investment ("ROGI") and is defined as: (Trade Receivables, net + (plus) Inventories—(minus) Trade Payables) and divide that by the (Quarterly Net Revenue X (times) 4). This percentage is calculated at the end of each quarter and then the average of the four quarters is the short-term incentive plan metric performance for the year.

Analysis of Fiscal 2010 Short-Term Incentive Awards. The financial performance measures approved by the Compensation Committee in January 2010 were selected because management believed they were the most representative measurements of our financial results and were key financial measures that linked to our long-term strategic plan. This year, NWC was used as a proxy for ROGI (which we used last year) because employees at all levels have more impact on NWC than ROGI. In addition, persons who are eligible for short-term incentives are able to better relate to NWC. For example, employees at a plant are able to see inventory levels going up or down, so they can more directly see how their actions impact NWC versus ROGI.

For fiscal 2010, the financial performance measures and both the target and the actual performance were as set forth below (amounts for EIMEA Region are in Euros or U.S. Dollars as noted). Amounts shown in the table below may differ from reported results due to adjustments which are allowed under the short-term incentive plan as set forth in footnotes 2 and 3 below.

Performance Measure ($ or € amounts in thousands as noted, except EPS)	**CEO**	**CFO and Corporate Positions**	**Americas Regional Operating Unit[1]**	**EIMEA Regional Operating Unit**
EPS				
Target	$ 1.46	$1.46	$ 1.46	$ 1.46
Actual[2]	$ 1.61	$1.61	$ 1.61	$ 1.61
Company Organic Revenue				
Target[3]	$1,322,328			
Actual[3]	$1,345,891			
Company Operating Income				
Target[3]	$ 114,773			
Actual[3]	$ 109,029			
Company NWC				
Target	16.5%			
Actual	16.8%			
Region Organic Revenue				
Target[3]			$800,637	€269,852[4]
Actual[3]			$795,486	€287,274[4]
Region Operating Income				
Target[3]			$ 88,391	€ 14,348[4]
Actual[3]			$ 85,095	€ 12,859[4]
Region NWC				
Target			17.3%	17.4%
Actual			18.1%	18.1%
North America Composite		**[5]		
Europe, India, Middle East & Africa Composite		**[5]		
Asia Pacific Composite		**[5]		
Latin America Composite		**[5]		

1 Mr. Owens' role was expanded to include both North America and Latin America effective January 25, 2010. Based on this expanded role, the short-term incentive plan metrics were changed effective the same date to include both Latin America and North America. From the beginning of fiscal 2010 through late January 2010, Mr. Owens was measured on the North America targets only. These targets were as follows ($ amounts in thousands, except for EPS): EPS of $1.46, NA Operating Income of $73,260, NA NWC of 15.2% and NA Organic Revenue $564,917. After his appointment as President and CEO, the CEO targets were applied for the remainder of the performance period.

2 Actual EPS differs from reported EPS due to adjustments or exclusions which are allowed under our short-term incentive plan, including (a) individual legal settlements (payments or receipts) with a value (net of insurance) of $3 million or greater will not be included in metric calculations, (b) unbudgeted reorganization or restructuring related items which cannot be offset by related benefits in the fiscal year will not be included in metric calculations, (c) unbudgeted acquisitions and divestitures are excluded from all actual and target metric calculations, as applicable, and (d) any unbudgeted asset write-downs in excess of $2 million will not be included in metric calculations.

3 The amounts listed for Actual or Target Company Operating Income, Operating Income for the Americas Regional Operating unit and Operating Income for the EIMEA Regional Operating unit may differ from reported numbers due to adjustments or exclusions that are allowed under our short-term incentive plan. See footnote two above for further explanation.

4 The amounts in Euros have been converted into U.S. Dollars at the same exchange rate used for financial reporting purposes as follows($ amounts in thousands): (a) Region Organic Revenue Target: $384,624, (b) Region Organic Revenue Actual: $385,609, (c) Region Operating Income Target: $20,450, and (d) Region Operating Income Actual: $17,238. The Company does not calculate these target and actual numbers in U.S. Dollars in determining whether the metric has been met. Local currency is used for these calculations.

5 The composite metrics are a weighted composite of the region's organic revenue, operating income and NWC targets. The actual payouts for the composite metrics for each of the regions for Mr. Giertz were as follows: North America: 14.4% of base salary; Europe, India, Middle East & Africa: 14.3% of base salary; Asia Pacific: 7.4% of base salary; and Latin America: 4.3% of base salary. The actual payout for the composite metrics for each of the regions for Ms. Parriott and Mr. Snyder were as follows: North America: 12.3% of base salary; Europe, Middle East & Africa: 12.3% of base salary; Asia Pacific: 6.3% of base salary; and Latin America: 3.7% of base salary.

The short-term incentive target and actual payment as a percent of base salary for fiscal 2010 for each of our named executive officers is set forth in the table below:

Named Executive Officer	Target Payment as a % of Base Salary	Actual Payment as a % of Base Salary*
James J. Owens	56/100%	60/114%
Michele Volpi	100%	114%
James R. Giertz	56%	63%
Steven Kenny	40%	52%
Ann B. Parriott	48%	54%
Barry S. Snyder	48%	54%

* The actual payment that was made is found in the Non-Equity Incentive Plan Compensation column of the "*Summary Compensation Table*" in this Proxy Statement. Mr. Owens has two percentages noted: the first percentage in each column relates to the time period he was covered by regional operating metrics; the second percentage relates to the time period during which he was the CEO.

The short-term incentive award payment opportunity at each level of performance for our named executive officers for fiscal 2010 is shown in the "*Grants of Plan-Based Awards During Fiscal Year 2010*" table in this Proxy Statement. The specific performance goals for the target level are considered to be challenging but achievable.

Fiscal 2010 Long-Term Incentive Compensation

In General. The fiscal 2010 long-term incentive plan design called for grants with a mix of 50% nonqualified stock options/50% restricted stock/restricted stock units. This was a change from the prior year mix of 60% nonqualified stock options/40% restricted stock/restricted stock units. The target values for each named executive officer's long-term incentive award are set forth in the table below (the differences in target award values are due to the named executive officers being in different job grades at the end of fiscal year 2009). It is the general practice of the Compensation Committee to make awards to executive officers in a range of 80% to 120% of the target value below.

	Target Value of Long-Term Incentive for FY 2010 ($)
James J. Owens	500,000
Michele Volpi	2,000,000
James R. Giertz	500,000
Steven Kenny	500,000
Ann B. Parriott	275,000
Barry S. Snyder	275,000

Analysis of Fiscal 2010 Long-Term Incentive Awards. In October 2009, prior to the grant of awards for fiscal 2010, the Compensation Committee reviewed the plan design for the long-term incentive awards. At that time, the Compensation Committee approved changes for awards made for fiscal 2010. The Compensation Committee utilized Towers Perrin as a consultant on this review. Towers Perrin provided information using the peer group set forth under the *"Peer Group Data"* heading above. Based on this review and to better align with market practices, for fiscal year 2010 the Compensation Committee decided to take the following actions:

- change the percentage value of stock option awards from 60% to 50% and to change the percentage value of restricted stock and/or restricted stock unit awards from 40% to 50%
- change the stock option award vesting from a 4-year ratable schedule to a 3-year ratable schedule
- change the restricted stock/restricted stock unit vesting from a three-year cliff vesting schedule to a three-year ratable vesting schedule
- provide retirement eligible employees with restricted stock units as opposed to restricted stock
- adjust the economic value of the long-term incentive awards to better align with the median of market practice and ensure appropriate differentiation by pay grade

For the grant of restricted stock to our CEO during fiscal year 2010, we also added a performance measure. The grant of restricted stock to Mr. Volpi contains a requirement that the restricted stock will vest in three equal installments on January 31, 2011, December 3, 2011 and December 3, 2012 only if (1) one or more of the performance measures in the CEO's short-term incentive program are met (except for the net working capital metric) for fiscal 2010 as determined by the Compensation Committee and (2) Mr. Volpi continues to be employed by the Company on the respective vesting date. Since Mr. Volpi's employment with the Company ended on December 7, 2010, the shares of restricted stock did not vest and were forfeited.

During fiscal year 2010, all long-term incentive awards to NEOs fell within 80% to 120% of the target value above. Fiscal year 2010 long-term incentive awards of stock options, restricted stock and restricted stock units are set forth in the *"Grants of Plan-Based Awards During Fiscal Year 2010"* table in this Proxy Statement. Mr. Kenny received a grant of stock options on October 1, 2010 pursuant to terms agreed to when he was hired by the Company. This grant of stock options was not a part of the long-term incentive plan and had a grant date fair market value of $250,000.

Other Executive Benefits and Perquisites

In General. In order to attract and retain high caliber executive talent, we provide executive officers market competitive perquisite and other benefit programs. We also provide some of these benefits to assist our executive officers so that they may efficiently use their time on H.B. Fuller business. Our U.S.-based named executive officers participate in the same health and welfare programs as all other U.S.-based H.B. Fuller employees.

In addition to our broad-based retirement plan (in which participation was frozen as of 1/1/2007*), we provide the following perquisites and benefits to our executive officers who are based in the United States or who are U.S. expatriates:

Perquisites and Benefits	Description
Defined Contribution Restoration Plan	• Defined contribution restoration plan, non-qualified retirement plan for executives hired after 12/31/2006: ➢ 3% non-elective (retirement) contribution restoration for compensation in excess of IRS limits**; ➢ Defined contribution supplemental executive retirement plan credit equal to 7% of eligible earnings***; and ➢ 4% 401(k) match restoration for compensation match in excess of IRS limits.
Key Employee Deferred Compensation Plan	• Allows deferral of a portion of annual base salary and/or any annual incentive payment. If an executive defers a portion of his or her salary or incentive payment into the Company stock account, the Company credits units of Common Stock and matches 10% of the amount credited with units of Common Stock. None of the named NEOs participated in this plan during fiscal year 2010.
Auto Allowance	• Monthly allowance.
Financial Counseling	• Up to $7,500 annually in financial planning and tax preparation.
Executive Health Exams	• Annual health exam expenses, including related travel.
Excess Liability Insurance	• Group personal excess liability insurance policy provides individual coverage up to $5,000,000. The Company pays the policy premium and the premium is included in the NEO's income and is grossed up to pay the tax withholding.

Perquisites and Benefits	Description
Relocation Expense	• Assistance with relocation, sale and purchase of home, temporary living assistance, and movement of property, including a tax gross up for certain assistance that is taxable.

* Eligible employees (including Michele Volpi and Ann B. Parriott) hired prior to January 1, 2007 are eligible for a qualified defined benefit pension plan described in the narrative accompanying "*Pension Benefits*" table in this Proxy Statement.

** The 3% non-elective (retirement contribution) benefit is available through the H.B. Fuller Company 401(k) & Retirement Plan only to eligible employees (including James J. Owens, James R. Giertz and Barry S. Snyder) who were hired after December 31, 2006 as such employees are not eligible for the defined benefit retirement offered to employees hired prior to January 1, 2007.

*** The 7% defined contribution supplemental executive retirement plan credit is available to eligible plan participants (including James J. Owens, Michele Volpi, James R. Giertz, Ann B. Parriott and Barry S. Snyder) who were either hired after December 31, 2006 or who made a transition election to participate in the defined contribution supplemental executive retirement plan in lieu of participation in the defined benefit supplemental executive retirement plan.

Of the perquisites and benefits set forth above, only the financial counseling, executive health exam and the excess liability insurance are extended to Mr. Kenny, who is not based in the United States and is not an expatriate. Other benefits provided to Mr. Kenny include:

Perquisites and Benefits	Description
Retirement Plan	• See descriptions of retirement plan in the "*Pension Benefits*" table in this Proxy Statement.
Auto Allowance	• Monthly allowance.

Analysis of Fiscal 2010 Executive Benefits and Perquisites. We provide perquisites to our executive officers to generally reflect competitiveness at the market median/50th percentile. However, the defined contribution restoration plan is designed to be above market to differentiate the Company in the competition for key executive talent. The Company provides supplemental executive retirement benefits under the defined contribution restoration plan for executive officers to complement the benefits provided through H.B. Fuller's broad-based retirement plans.

In conjunction with the annual review of executive officer total compensation, the Compensation Committee reviews executive officer benefits and perquisites. In fiscal 2010, the Compensation Committee reviewed market data on the prevalence of the following benefits and perquisites: the Key Employee Deferred Compensation Plan, auto allowance, executive health exam program and financial counseling. The data used to review the market prevalence of all of these benefits was:

- 2009 Hewitt TCM Executive Compensation Policies and Programs U.S. Edition (439 participating companies)
- Watson Wyatt 2009/2011 Survey Report on Perquisite Policies & Practices (prevalence for top management excluding CEO) (300 participating companies)
- Towers Perrin 2009 Employee Benefit Information Center Executive Database (most recent proxy filing date with no data being more than two years old) (373 participating companies)
- Peer Group noted in "*Peer Group Data*" section above

- 3M Company, Best Buy Co., Inc., Donaldson Co. Inc., General Mills, Inc., Graco Inc., Imation Corp., Medtronic Inc., Polaris Industries, Inc., Supervalu Inc., Target Corp., and U.S. Bancorp. We reviewed the benefits and perquisites at these companies because they are competitors for talent in the regional marketplace in which we operate.

The annual review of executive officer total compensation with the Compensation Committee did not cover the prevalence of personal excess liability insurance coverage or relocation programs because the survey data on these types of programs is very limited. The Compensation Committee did not review the prevalence of the defined contribution restoration plan due to the philosophy that this plan is designed to be above market as discussed above. There were no changes made as a result of the Compensation Committee's review of the perquisite and other benefit programs because of the market prevalence of these programs. All perquisites paid to our named executive officers are disclosed in the "*Summary Compensation Table*" under the Other Compensation column and the footnotes thereto.

Severance, Change-in-Control and other Employment-Related Agreements

In General. H.B. Fuller does not have employment agreements with any of the named executive officers that provide for a specified term of employment. The Company does have an employment agreement with Mr. Kenny as discussed below. The Company also has change-in-control agreements discussed under the heading *"Change-in-Control Agreements"*, executive severance agreements discussed under the heading *"Severance"*, and agreements regarding certain payments to Mr. Owens and Mr. Snyder discussed under the heading *"Other"* below.

Severance. The executive severance agreements provide for payment of the following severance benefits if the eligible executive officer's employment is terminated involuntarily by the Company without cause (as defined in the agreement) or voluntarily by the executive officer for good reason (as defined in the agreement):

- Severance pay equal to one times (two times for the CEO) base salary plus target bonus, payable over the 12 months (24 months for the CEO) following termination;
- Continued group medical and dental insurance over 12 months (18 months for the CEO); and
- Outplacement services with a value of up to $20,000.

Except as indicated above with respect to the CEO, the same form of agreement was provided to all named executive officers except for Mr. Kenny. The severance agreement with Mr. Kenny provides for a reduction in any severance pay due to him for any severance pay required by local law. Mr. Owens' agreement was amended effective December 2, 2010 to provide for the enhanced CEO benefits.

Change-in-Control Agreements. All named executive officers have entered into change-in-control agreements with H.B. Fuller. These agreements provide for payments under certain circumstances following a change-in-control of the Company. The Compensation Committee believes that one of the purposes of providing change-in-control agreements is to provide financial security to the executive officer in the event the executive officer's employment is terminated in connection with a change-in-control. The agreement is intended to ensure the executive officer remains focused on activities related to a change-in-control that could be in the best interest of the Company and its shareholders, and that the executive officer is not distracted by compensation implications as a result of a change-in-control. The Compensation Committee also believes that change-in-control agreements assist in the retention of executive officers at a time when their departure might be detrimental to the Company and shareholders.

The change-in-control agreements contain a "double trigger" for receipt of change-in-control payments. This means that there must be a change in control of the Company and a termination of employment (or a material change to employment) for the provisions to apply and benefits to be paid. The Compensation Committee believes that a "double trigger" is more appropriate than a "single trigger" because it prevents the unnecessary payment of benefits to an executive officer in the event that the change in control does not result in the executive officer's termination of employment or a material change in the terms of the executive officer's employment (such as demotion, pay cut or relocation).

An explanation of any payments to be made under the change-in-control agreements is found under the heading "*Involuntary (Not for Cause) Termination or Good Reason Termination after a Change-in-Control*" in the section of this Proxy Statement titled "*Potential Payments Made Upon Termination or Change-In-Control*".

Other. The Company has an agreement with Mr. Owens regarding the payment of a relocation bonus. This bonus was offered to Mr. Owens to encourage him to join the Company and to compensate him for the loss of benefits and compensation he would have received from his prior long-term employer. The Compensation Committee approved an amendment to this agreement with Mr. Owens regarding his relocation bonus during early fiscal year 2010. Under the original agreement, Mr. Owens was eligible to receive $500,000 if he relocated to Minnesota within 24 months of the date he was hired. Under the amendment, Mr. Owens was eligible to receive $250,000 of the $500,000 bonus if he remained employed by the Company until August 1, 2010. This payment was made to Mr. Owens and is reflected in the "Bonus" column of the Summary Compensation Table. If he remains employed by the Company and relocates to Minnesota by August 1, 2012, he is eligible to receive the remaining $250,000 payment.

The Company does have an employment agreement with Mr. Kenny because employment agreements are customary in the region in England where Mr. Kenny is based. The agreement with Mr. Kenny sets forth his salary, job functions, benefits, ownership of intellectual property, and termination, non-competition and confidentiality provisions. The agreement does not provide for any minimum term of employment. See the section titled "*Potential Payments made upon Termination or Change-in-Control*" later in this Proxy Statement for contractual payments that the Company may owe Mr. Kenny under his employment agreement. In addition, as part of the offer of employment to Mr. Kenny, he was granted equity awards: (1) he received a grant of nonqualified stock options with 50% of the expected value provided on or near his hire date, and the other 50% of the expected value provided on October 1, 2010 as long as he remained employed by the Company; and (2) a pro-rated long-term incentive plan award granted on his date of hire in October 2009. The grant of nonqualified stock options was made in recognition of the loss of benefits from his prior employer.

The Company also has an agreement with Mr. Snyder regarding the payment of a bonus. This bonus was offered to Mr. Snyder to encourage him to join the Company and in recognition of the loss of stock he would incur in leaving his prior employer. It was structured, in part, as a retention bonus over a period of three years after his hire in lieu of paying a large hiring bonus at the time of hire with no retention criteria specified. Mr. Snyder was eligible to receive $320,000 in four equal payments of $80,000 each. The first payment of $80,000 was paid to Mr. Snyder within 30 days of his hire date. The second and third installments were paid on or about the first and second anniversaries of his hire date. The final payment will be paid on or about the third anniversary of his hire date provided that he remains employed by the Company.

Stock Ownership

We believe that ownership of H.B. Fuller Common Stock by executive officers encourages long-term, strategic decision making that helps to reduce undue short-term risk-taking and is aligned with the best interests of H.B. Fuller's constituents. Goals for recommended levels of executive stock ownership were established in 2003 and are reviewed annually. An executive officer's stock ownership goal (which includes directly held H.B. Fuller stock, H.B. Fuller stock held in the H.B. Fuller Company 401(k) & Retirement Plan, restricted stock, restricted stock units and stock units held in the Key Employee Deferred Compensation Plan) ranges in dollar amount from one to five times the executive officer's annual salary, depending on job grade.

The guideline for the CEO is ownership of at least five times his base salary in H.B. Fuller Common Stock and the guideline for other named executive officers is ownership of at least two to three times their base salaries, depending on job grade. The guideline provides that an executive should strive to reach the applicable stock ownership goal within five years of appointment to their position. The guideline for Mr. Giertz and Mr. Kenny is ownership of at least three times their base salary in H.B. Fuller Common Stock. The guideline for Ms. Parriott and Mr. Snyder is ownership of at least two times their base salary in H.B. Fuller Common Stock. The Compensation Committee reviews the stock holdings of our named executive officers annually. This year's review was based on job grades and stock values in effect as of June 30, 2010. At that point in time, no named executive officer had been in his or her present position for more than five years and no named executive officer had met his or her stock ownership goal. All of the named executive officers are continuing to make progress on meeting their stock ownership goals.

Tax Considerations

Under Section 162(m) of the U.S. Internal Revenue Code, we must meet specified requirements related to our performance and must obtain shareholder approval of certain compensation arrangements in order for us to fully deduct compensation in excess of $1,000,000 paid to a named executive officer other than the CFO. The Annual and Long-Term Incentive Plan ("ALTIP") was approved by shareholders in 2008 and includes specific performance criteria; therefore, annual incentive awards granted under the ALTIP are deemed to meet the requirements of Section 162(m). The Committee believes that compensation paid pursuant to the ALTIP will be deductible.

The shareholders approved the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan at the 2006 Annual Meeting of Shareholders and the ALTIP at the 2008 Annual Meeting of Shareholders. Therefore, cash incentive awards, stock options and other performance-based compensation under these plans may be excluded from the $1,000,000 cap under Section 162(m) as well. Additionally, cash compensation voluntarily deferred by our executive officers under our Key Employee Deferred Compensation Plan is not subject to the Section 162(m) cap until the year paid. Compensation paid in fiscal 2010 subject to the Section 162(m) cap did not exceed $1,000,000 for anyone who was an executive officer as of fiscal 2010 year end.

The Compensation Committee intends to continue its practice of paying competitive compensation consistent with our philosophy to attract, retain and motivate executive officers to manage our business in the best interests of H.B. Fuller and our shareholders. The Compensation Committee, therefore, may choose to provide non-deductible compensation to our executive officers if it deems such compensation to be in the best interests of H.B. Fuller and our shareholders.

Our benefit plans that provide for deferrals of compensation are subject to Section 409A of the Internal Revenue Code. We have reviewed such plans for compliance with Section 409A and believe that they are in compliance.

2011 Compensation Arrangements with James J. Owens

On November 19, 2010, the Company's Board of Directors appointed James J. Owens President and CEO and elected him as a director. On December 2, 2010, the Compensation Committee of the Company's Board of Directors approved the compensation and benefits to be paid to Mr. Owens as

President and CEO effective November 19, 2010. Mr. Owens will receive an annual base salary of $560,000. Also, he will be entitled to receive a target incentive opportunity of 100% of his base salary with a maximum incentive opportunity of up to 200% of his base salary under the Company's short-term incentive plan for the fiscal year ending December 3, 2011. In addition, Mr. Owens will be eligible for a stock-based award in an amount equal to $840,000 under the Company's long-term incentive plan for such fiscal year. Mr. Owens will be eligible to receive other standard benefits provided to executives and other key employees of the Company under the Company's benefit plans and programs, which are described above.

In addition, Mr. Owens' Severance Agreement with the Company dated August 25, 2008 was amended effective December 2, 2010 to modify certain payments and benefits to be provided to Mr. Owens in the event his employment with the Company is terminated either involuntarily without cause or voluntarily for good reason, as follows: (i) the amount of any separation pay that would be paid to Mr. Owens was increased from one time to two times his annual cash compensation and (ii) the period of time after his termination of employment during which the Company would pay a portion of the premiums or cost of any group medical and/or dental insurance coverage was increased from 12 months to 18 months.

Consistent with Company practice regarding pay of directors who are also employees of the Company, Mr. Owens will not receive any separate compensation for serving as a director of the Company.

Total Compensation for Named Executive Officers

We believe that the policies and programs described in the Compensation Discussion and Analysis maintain an appropriate balance between motivating achievement of short-term goals and strategically leading H.B. Fuller in a direction to provide long-term success and therefore serve the interests of H.B. Fuller and its shareholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with H.B. Fuller management the Compensation Discussion and Analysis. Based on this review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Annual Report on Form 10-K for the year ended November 27, 2010.

Compensation Committee of the Board of Directors of H.B. Fuller Company

R. William Van Sant, Chair
Juliana L. Chugg
Thomas W. Handley
Lee R. Mitau
John C. van Roden, Jr.

SUMMARY COMPENSATION TABLE

The following table shows the cash and non-cash compensation for the last three fiscal years awarded to or earned by individuals who served as Chief Executive Officer and Chief Financial Officer during fiscal year 2010 and each of the other three most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2010.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compen-sation ($)(1)(5)	Change in Pension Value and Non-qualified Deferred Compen -sation Earnings ($)(6)	All Other Compen -sation ($)(7)	Total ($)
James J. Owens	2010	441,401	250,000	283,907	282,305	277,937	—	240,869	1,776,419
President and Chief	2009	419,130	—	155,282	231,976	387,911	—	212,389	1,406,688
Executive Officer	2008	110,384	521,517	35,186	46,762	—	—	30,949	744,798
Michele Volpi(8)	2010	800,269	—	1,083,038	981,938	918,276	5,681	3,536,537	7,325,739
Former President and	2009	737,854	—	539,610	806,082	1,031,012	36,905	168,997	3,320,460
Chief Executive Officer	2008	710,273	319,500	538,490	717,247	—	162	217,635	2,503,307
James R. Giertz	2010	445,753	—	271,565	270,029	280,919	—	146,479	1,414,745
Sr. Vice President, Chief	2009	428,095	—	155,282	231,976	304,242	—	95,955	1,215,550
Financial Officer	2008	307,677	77,490	125,622	161,013	—	—	63,553	735,355
Steven Kenny(9)	2010	379,002	—	246,861	495,655	196,830	—	59,903	1,378,251
Sr. Vice President, Europe India, Middle East & Africa									
Ann B. Parriott(10)	2010	334,376	—	149,359	148,512	180,602	31,656	93,298	937,803
Vice President, Human	2009	322,331	—	109,606	163,745	196,382	32,577	70,152	894,793
Resources	2008	306,147	66,122	94,794	126,281	—	6,724	76,554	676,622
Barry S. Snyder(9)	2010	297,027	80,000	135,783	135,014	160,371	—	94,783	902,978
Vice President, Chief	2009	290,000	80,000	91,338	136,456	176,510	—	251,261	1,025,565
Technology Officer									

(1) Includes cash compensation deferred at the election of the executive under the H.B. Fuller Company 401(k) & Retirement Plan and the Key Employee Deferred Compensation Plan. For Mr. Kenny only, includes cash compensation deferred at his election into the H.B. Fuller Retirement Benefits Plan.

(2) We award bonuses under our short-term incentive plan based on our achievement of certain performance targets as discussed in the "*Compensation Discussion and Analysis*" section of this Proxy Statement. Accordingly, bonus amounts under the short-term incentive plans are shown in the Non-Equity Incentive Plan Compensation column of this table. The bonuses for fiscal 2008 are shown in this column as they were awarded to the named executive officers after the exercise of discretion by the Compensation Committee under the short-term incentive plan even though the performance target was not met. The amount shown for Mr. Owens as a bonus for 2008 consists of two amounts: a) $21,517 under the short-term incentive plan, and b) $500,000 as a hiring bonus. The amount show for Mr. Owens as a bonus for 2010 relates to an amount paid to him pursuant to his offer letter, as amended. See discussion under "*Other*" in the Compensation Discussion & Analysis section of this Proxy Statement.

(3) The amounts in this column represent the grant date fair value of time-based and performance-based restricted stock awards made in fiscal 2010 and time-based restricted stock awards made in fiscal 2009 and fiscal 2008 calculated in accordance with FASB ASC Topic 718 based on the closing price of our Common Stock on the date of grant.

(4) The amounts in this column represent the grant date fair values of stock option awards. In accordance with FASB ASC Topic 718, the grant date fair value of these awards have been determined using the Black-Scholes method and based on the assumptions set forth in Note 3 to the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 27, 2010, except that the assumption related to forfeitures is not included in the calculations for these purposes.

(5) As described in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, the amounts in this column represent cash bonuses paid out under our short-term incentive plan.

(6) The amounts in this column represent the aggregate change in the actuarial present value of the named executive officer's accumulated retirement benefits under the H.B. Fuller Retirement Plan. See the *"Pension Benefits"* table later in this Proxy Statement for additional information. The Change in Pension Value is based on the same assumptions as those used for the valuation of the plan liabilities in H.B. Fuller's Annual Report on Form 10-K for the fiscal year ended November 27, 2010. The assumptions made in the calculations of these amounts may be found in Note 10 to the audited financial statements in our Annual Report on Form 10-K. The amounts reported for fiscal year 2008 had a measurement date of August 31, 2008. In accordance with accounting standards, the Company changed its measurement date effective for the fiscal year ending in 2009, from August 31 to the fiscal year-end date. As a result, the amounts for fiscal year 2009 were measured as of the end of the fiscal year, and the net increase in the present value of accrued benefits was pro-rated by 12/15ths to account for 15 months of benefit growth from the prior fiscal year's information. For fiscal year 2008, the change in pension value amount for Mr. Volpi was negative. The negative balance was due to Mr. Volpi's election to transfer from the defined benefit supplemental executive retirement plan to the defined contribution supplemental executive retirement plan. The increase in the value of the H.B. Fuller Retirement Plan for Mr. Volpi was $4,954. The resulting negative amount for Mr. Volpi was not included in the Summary Compensation Table. Ms. Parriott made the election to transfer from the defined benefit supplemental executive retirement plan to the defined contribution supplemental executive retirement plan as well. However, the total amount of her change in pension value for fiscal 2008 was only partially offset by the transfer from the defined benefit supplemental executive retirement plan to the defined contribution supplemental executive retirement plan. The full increase in the value of the H.B. Fuller Retirement Plan for Ms. Parriott for fiscal 2008 was $13,061. Amounts reported also include the amount of interest accrued during the applicable fiscal year on the officer's account in the Key Employee Deferred Compensation Plan that exceeded 120% of the applicable federal long-term rate, if any. In fiscal 2010 and 2009, no named executive officers had any interest accrued that exceeded 120% of the applicable federal long-term rate. In fiscal 2008: for Mr. Volpi, this amount was $162; for Ms. Parriott, $73.

(7) The table below shows the components of this column for fiscal 2010, which include Company matching contributions to H.B. Fuller's defined contribution plans, dividends on restricted stock and perquisites paid by the Company for the benefit of the executive officer. The amounts represent the amount paid by, or the incremental cost to, the Company.

All Other Compensation—Fiscal Year 2010

Name	Defined Contribution Plan Company Match & Contributions ($)	Defined Contribution Restoration Plan Contributions ($)	Dividends on Unvested Restricted Stock ($)	Perquisites (see table below) ($)	Severance ($)	Total ($)
James J. Owens	17,150	100,498	7,654	115,567	—	240,869
Michele Volpi	9,800	189,531	30,767	26,999	3,279,440[(a)]	3,536,537
James R. Giertz	17,150	88,080	8,727	32,522	—	146,479
Steven Kenny	30,320	—	3,784	25,799	—	59,903
Ann B. Parriott	9,800	48,706	5,381	29,411	—	93,298
Barry S. Snyder	17,150	49,239	6,612	21,782	—	94,783

Perquisites—Fiscal Year 2010

Name	Auto Allowance ($)	Personal Excess Liability Insurance ($)[(b)]	Health Exam ($)	Financial Counseling ($)	Housing & Commuting Expenses and Related Tax Gross-Ups ($)[(c)]	Spousal Airfare ($)[(d)]	Total Perquisites ($)
James J. Owens	14,400	1,499	2,225	500	94,025	2,918	115,567
Michele Volpi	18,000	1,499	—	7,500	—	—	26,999
James R. Giertz	14,400	1,499	14,123	2,500	—	—	32,522
Steven Kenny	17,464	835	—	7,500	—	—	25,799
Ann B. Parriott	14,400	1,499	6,512	7,000	—	—	29,411
Barry S. Snyder	14,400	1,499	2,929	2,500	—	454	21,782

(a) Mr. Volpi had a severance agreement dated May 20, 2008 (the "Severance Agreement") with the Company, which provided that Mr. Volpi was entitled to receive the following severance payments and benefits upon the termination of his employment with the Company (without cause or for good reason) (1) $3,260,000, representing the amount equal to two times his annual cash compensation (including salary and cash incentive), payable in part in a lump sum of $2,800,000 six months after his employment termination date, with the balance of $460,000 payable in equal installments in accordance with the Company's regular payroll practices and schedule over a twenty-four month period; (2) for a period of up to eighteen months, continued coverage under the Company's group medical and dental insurance programs, with the Company continuing to pay the Company's portion of any premiums or costs of coverage estimated at $19,440; and (3) for a period of up to one year, outplacement services with a total cost not to exceed $20,000. The amount in the table does not include the outplacement services due to the uncertainty of payment of these costs.

(b) Includes premiums paid on a tax-protected basis on personal excess liability insurance of $835 and a related tax gross-up of $664. Executives hired after approximately mid-year are not assessed a premium for that year. The amount for Mr. Kenny does not include a related tax gross-up.

(c) Amount for Mr. Owens includes a housing expense of $8,435 (with a related tax gross-up of $4,098) and commuting expenses of $45,391 (with a related tax gross-up of $36,101).

(d) Amounts for spousal airfare were paid in accordance with company policy requiring a valid business purpose for payment of spouse travel expenses. These amounts are treated as income to the employee and are not grossed up for tax purposes.

(8) The amounts in the "All Other Compensation" column for fiscal 2009 and 2008 have been reduced by $8,297 and $2,600 respectively from amounts reported in this column in prior years due to in advertent inclusion of a higher amount of dividends on unvested restricted stock in the applicable years than was appropriate.

(9) Mr. Kenny was not a named executive officer in either fiscal 2008 or fiscal 2009. Mr. Snyder was not a named executive officer in fiscal 2008. Therefore, their compensation information is only provided for the applicable fiscal years.

(10) The amount in the "All Other Compensation" column for fiscal 2009 has been reduced by $2,094 from amount reported in this column in fiscal 2009 due to in advertent inclusion of a higher amount of dividends on unvested restricted stock than was appropriate.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL 2010

The following table summarizes the grants of plan-based awards in fiscal year 2010 for each of the named executive officers in the Summary Compensation Table.

Name and Award Type	Grant Date	Date of Meeting of Compensation Committee at which Grant was Approved	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
James J. Owens												
Short-Term Incentive			128,968	257,936	515,873							
LTI Award	12/3/2009	12/3/2009							13,802			283,907
LTI Award	12/3/2009	12/3/2009								33,275	20.57	282,305
Michele Volpi												
Short-Term Incentive			401,117	802,233	1,604,467							
LTI Award	12/3/2009	12/3/2009					48,007[5]					1,083,038
LTI Award	12/3/2009	12/3/2009								115,740	20.57	981,938
James R. Giertz												
Short-Term Incentive			124,965	249,929	499,859							
LTI Award	12/3/2009	12/3/2009							13,202			271,565
LTI Award	12/3/2009	12/3/2009								31,828	20.57	270,029
Steven Kenny			75,131	150,263	300,525							
Short-Term Incentive												
LTI Award	12/3/2009	12/3/2009							12,001			246,861
LTI Award	12/3/2009	12/3/2009								28,935	20.57	245,485
Employment Inducement Award[6]	10/1/2010	10/1/2009								30,557	20.20	250,170
Ann B. Parriott												
Short-Term Incentive			80,340	160,679	321,358							
LTI Award	12/3/2009	12/3/2009							7,261			149,359
LTI Award	12/3/2009	12/3/2009								17,505	20.57	148,512
Barry S. Snyder												
Short-Term Incentive			71,340	142,680	285,360							
LTI Award	12/3/2009	12/3/2009							6,601			135,783
LTI Award	12/3/2009	12/3/2009								15,914	20.57	135,014

(1) The amounts shown in these columns represent the bonus opportunity under our short-term incentive plan for fiscal 2010 performance discussed under "Fiscal 2010 Short-Term Incentive Compensation" in this Proxy Statement. The actual amount paid out in January 2011 under the short-term incentive plan is set forth in the Summary Compensation Table.

(2) The restricted stock awards are granted under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan. The restricted stock grants vest in three annual installments beginning on the first anniversary date of the grant. Under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan, dividends on restricted stock are accrued by H.B. Fuller at the same rate as payable to all H.B. Fuller shareholders and are paid if and when the restricted stock vests. The restricted stock becomes immediately vested in the event of death, disability and change-in-control. The value of accrued dividends is included in the Summary Compensation Table in the "All Other Compensation" column.

(3) Except as otherwise noted, these options are granted under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan and become exercisable at the rate of one-third each year beginning on the first anniversary of the grant date, and expire 10 years from the grant date. These options become immediately exercisable upon retirement (age 65 and 10 years of service), death, disability or change-in-control.

(4) The fair value of the restricted stock awards is calculated by multiplying the number of shares of restricted stock by the closing price of our Common Stock on the date of grant. The Black-Scholes option pricing method was used to estimate the grant date fair value of the options in this column.

(5) The restricted stock award for Mr. Volpi was granted under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan. The restricted stock grant would have vested in three annual installments on January 31, 2011, December 3, 2011 and December 3, 2012 only if (a) one or more of the performance measures in the CEO's short-term incentive program measures had been met (except for the net working capital metric) for fiscal 2010 as determined by the Compensation Committee and (b) Mr. Volpi continued to be employed by the Company on the respective vesting date. Under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan, dividends on restricted stock are accrued by H.B. Fuller at the same rate as payable to all H.B. Fuller shareholders and are paid if and when the restricted stock vests. The restricted stock becomes immediately vested in the event of death, disability and change-in-control. The value of accrued dividends is included in the Summary Compensation Table in the "All Other Compensation" column. Since Mr. Volpi's employment with the Company ended on December 7, 2010, the shares of restricted stock did not vest and were forfeited.

(6) Mr. Kenny was awarded these stock options as part his agreement to join the Company. An initial award of stock options with a value of $250,000 was granted on his hire date. This award of stock options has a grant date of October 1, 2010 and vests in four equal annual installments beginning on October 1, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL 2010 YEAR-END

The following table summarizes the total outstanding equity awards as of November 27, 2010 for each of the named executive officers in the Summary Compensation Table.

		Option Awards				Stock Awards	
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) Exercisable[1]**	**Number of Securities Underlying Unexercised Options (#) Unexercisable[1]**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[2]**
James J. Owens	10/02/2008	3,692	3,693	19.03	10/02/2018		
	12/04/2008	11,915	35,748	14.15	12/04/2018		
	12/03/2009	-0-	33,275	20.57	12/03/2019		
	10/02/2008					1,911[3]	40,264
	12/04/2008					11,292[3]	237,922
	12/03/2009					13,981[3]	294,580
Michele Volpi	06/27/2002	5,122	-0-	15.31	06/27/2012		
	12/09/2002	3,364	-0-	13.95	12/09/2012		
	12/03/2003	10,162	-0-	13.65	12/03/2013		
	12/02/2004	24,464	-0-	14.49	12/02/2014		
	12/01/2005	39,608	-0-	16.02	12/01/2015		
	12/04/2006	48,231	16,078	26.79	12/04/2016		
	12/06/2007	40,326	40,327	26.65	12/06/2017		
	12/04/2008	41,405	124,217	14.15	12/04/2018		
	12/03/2009	-0-	115,740	20.57	12/03/2019		
	12/06/2007					21,054[3]	443,607
	12/04/2008					39,241[3][4]	826,808
	12/03/2009					48,630[5]	1,024,634
James R. Giertz	04/02/2008	11,985	11,986	20.93	04/02/2018		
	12/04/2008	11,915	35,748	14.15	12/04/2018		
	12/03/2009	-0-	31,828	20.57	12/03/2019		
	04/02/2008					6,237[3]	131,414
	12/04/2008					11,292[3]	237,922
	12/03/2009					13,373[3]	281,769
Steven Kenny	10/01/2009	10,427	31,281	19.85	10/01/2019		
	12/03/2009	-0-	28,935	20.57	12/03/2019		
	10/01/2010	-0-	30,557	20.20	10/01/2020		
	10/01/2009					1,385[3]	29,182
	12/03/2009					12,157[3]	256,148
Ann B. Parriott	01/27/2006	19,858	-0-	18.74	01/27/2016		
	12/04/2006	12,057	4,020	26.79	12/04/2016		
	12/06/2007	7,100	7,100	26.65	12/06/2017		
	12/04/2008	8,411	25,233	14.15	12/04/2018		
	12/03/2009	-0-	17,505	20.57	12/03/2019		
	12/06/2007					3,706[3]	78,085
	12/04/2008					7,971[3]	167,949
	12/03/2009					7,355[3]	154,970
Barry S. Snyder	10/27/2008	22,307	22,308	12.94	10/27/2018		
	12/04/2008	7,009	21,028	14.15	12/04/2018		
	12/03/2009	-0-	15,914	20.57	12/03/2019		
	10/27/2008					10,079[3]	212,365
	12/04/2008					6,642[3]	139,947
	12/03/2009					6,687[3]	140,895

(1) Stock options granted prior to December 3, 2009 vest in four equal annual installments beginning on the first anniversary of the grant date. Stock options granted on or after December 3, 2009 vest in three equal annual installments beginning on the first anniversary of the grant date. Options become immediately exercisable upon retirement (age 55 and 10 years of service), death, disability or change-in-control.

(2) The market value is based on the closing price at November 26, 2010 (the last business day of the fiscal year) of $21.07.

(3) Time-based restricted stock shares and units granted December 1, 2005 through December 4, 2008 vest entirely on the third anniversary of the grant date. Restricted shares and units granted after December 4, 2008 vest in three equal annual installments beginning on the first anniversary of the grant date. The restricted stock shares and units become immediately vested in the event of death, disability and change-in-control.

(4) Since Mr. Volpi's employment with the company ended on December 7, 2011, these shares of time-based restricted stock did not vest and were forfeited.

(5) These performance-based restricted stock shares were granted on December 3, 2009 subject to a requirement that the restricted stock will vest in three equal annual installments on January 31, 2011, December 3, 2011 and December 3, 2012 only if (1) one or more of the performance measures in the CEO's short-term incentive program measures are met (except for the net working capital metric) for fiscal 2010 as determined by the Compensation Committee and (2) Mr. Volpi continues to be employed by the Company on the respective vesting date. Since Mr. Volpi's employment with the Company ended on December 7, 2010, the shares of restricted stock did not vest and were forfeited.

OPTION EXERCISES AND STOCK VESTED—FISCAL YEAR 2010

The following table summarizes the number of options exercised and shares of restricted stock vested during fiscal year 2010 for each of the named executive officers in the Summary Compensation Table.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
James J. Owens	-0-	-0-	-0-	-0-
Michele Volpi	-0-	-0-	17,304	365,808
James R. Giertz	-0-	-0-	-0-	-0-
Steven Kenny	-0-	-0-	-0-	-0-
Ann B. Parriott	-0-	-0-	4,326	91,452
Barry S. Snyder	-0-	-0-	-0-	-0-

(1) The value realized on the vesting of stock awards is the closing market price of a share of H.B. Fuller Common Stock on the date of vesting multiplied by the number of vested shares. H.B. Fuller withheld shares of the H.B. Fuller Common Stock from the amounts shown having a value equal to the applicable tax withholding requirement.

PENSION BENEFITS—FISCAL YEAR 2010

The amounts reported in the table below equal the present value of the accumulated benefit as of November 27, 2010 for the named executive officers under the H.B. Fuller Company Retirement Plan based on the assumptions described in note 1 below. Mr. Owens, Mr. Giertz, Mr. Kenny and Mr. Snyder are not eligible to participate in the H.B. Fuller Company Retirement Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
Michele Volpi	H.B. Fuller Company Retirement Plan	8.417	105,785	-0-
Ann B. Parriott	H.B. Fuller Company Retirement Plan	4.917	111,653	-0-

(1) The "Present Value of Accumulated Benefit" is based on service and earnings (base salary and bonus) considered by the plan for the period through November 27, 2010. The "Present Value of Accumulated Benefit" is based on the same assumptions as those used for the valuation of the plan liabilities in H.B. Fuller Company's Annual Report on Form 10-K for the fiscal year ended November 27, 2010, except in accordance with SEC guidance. The assumptions made in the calculations of these amounts may be found in Note 10 of the audited financial statements in our Annual Report on Form 10-K.

The H. B. Fuller Company Retirement Plan is a funded and tax-qualified plan that provides pension benefits to 782 active employees as of December 31, 2010. Entry into the plan was frozen as of December 31, 2006 to new participants. Neither Mr. Volpi nor Ms. Parriott is currently eligible for early retirement benefits.

Employees hired or rehired after December 31, 2006 are eligible for the "3% 'non-elective'" retirement credit under the H.B. Fuller Company 401(k) & Retirement Plan discussed below. All regular, full-time and part-time U.S. employees who were hired before January 1, 2007 are eligible to participate in the plan after six full months of employment. Normal Retirement Age is defined as age 65; however employees are generally eligible to retire with unreduced benefits at age 62 or later if they have completed 10 years of service, and are eligible to retire with reduced benefits from ages 55 to 61 if they have completed 5 years of service.

The amount of pension benefits received at retirement is based on a formula that includes final average compensation and years of service. Final average compensation is the average amount of eligible earnings for the five highest paid calendar years of the last 10 years of credited service. Eligible earnings are defined as base salary and short-term incentive cash bonuses below the IRS-prescribed limit applicable to tax-qualified plans ($245,000 for calendar year 2010). The benefit will equal the sum of 1.0% of final average compensation for each year of credited service plus .45% of final average compensation in excess of the Social Security covered compensation level for each year of credited service up to a maximum of 30 years.

The pension benefit an employee earns over his or her career with H.B. Fuller is payable starting after retirement on a monthly basis for life. Employees vest in the plan after completing five years of qualifying service.

Benefits under this plan are subject to the limitations imposed under Section 415 of the Internal Revenue Code. The section 415 limit for calendar year 2010 is $195,000 per year for a single life annuity payable at an IRS-prescribed retirement age.

In the past, in certain circumstances, H.B. Fuller has adjusted its standard retirement benefits in order to bring in key executive talent. In the circumstances in which these adjustments have been made, it has been to recognize valuable experience that an executive brings from a prior career and is now bringing to H.B. Fuller. We have not adjusted the standard retirement benefits for any of the named executive officers.

For Mr. Kenny, who is based in England, our stakeholder pension plan is a defined contribution plan. Eligibility for the stakeholder pension plan is immediate upon hire. The contribution consists of a 4% non-elective credit and a matching credit on a 1 to 1 basis for the first 4% of employee contributions. Benefit payout is based on the employee decision. The employee may choose between an annuity of the retirement saving or a partial lump sum and annuity pay-out at retirement at age of 55 or later. Employees who leave the company before retirement age can choose to leave their account where it is or to transfer the value of their account to another personal or stakeholder plan.

No pension benefits were paid to any named executive officers in the last fiscal year.

NONQUALIFIED DEFERRED COMPENSATION—FISCAL YEAR 2010

The following table summarizes information with respect to the participation of the named executive officers in our nonqualified deferred compensation plans. Mr. Kenny is not eligible to participate in our nonqualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
James J. Owens	Key Employee Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Defined Contribution Restoration Plan	-0-	100,498	1,638	-0-	156,473
Michele Volpi	Key Employee Deferred Compensation Plan	-0-	-0-	12,151	-0-	149,136
	Defined Contribution Restoration Plan	-0-	189,531	12,015	-0-	578,277
James R. Giertz	Key Employee Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Defined Contribution Restoration Plan	-0-	88,080	2,477	-0-	171,349
Ann B. Parriott	Key Employee Deferred Compensation Plan	-0-	-0-	453	-0-	10,335
	Defined Contribution Restoration Plan	-0-	48,706	4,013	-0-	178,394
Barry S. Snyder	Key Employee Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Defined Contribution Restoration Plan	-0-	49,239	820	-0-	77,419

(1) None of the named executive officers made contributions to the Key Employee Deferred Compensation Plan or the Defined Contribution Restoration Plan during fiscal year 2010.

(2) The Company did not make any contributions to the Key Employee Deferred Compensation Plan relating to the named executive officers during fiscal year 2010. The Company contributions under the Defined Contribution Restoration Plan are also included in the "All Other Compensation" column of the Summary Compensation Table.

(3) Of the totals in this column, the table below sets forth amounts that were previously reported as compensation to the relevant named executive officers in our Summary Compensation Table for previous years for the Key Employee Deferred Compensation Plan and for the Defined Contribution Restoration Plan.

Name	Plan Name	Amount previously reported as compensation to the named executive officer in our Summary Compensation Table for previous years ($)
James J. Owens	Key Employee Deferred Compensation Plan	-0-
	Defined Contribution Restoration Plan	111,519
Michele Volpi	Key Employee Deferred Compensation Plan	114,781
	Defined Contribution Restoration Plan	364,491
James R. Giertz	Key Employee Deferred Compensation Plan	-0-
	Defined Contribution Restoration Plan	116,879
Ann B. Parriott	Key Employee Deferred Compensation Plan	12,803
	Defined Contribution Restoration Plan	97,291
Barry S. Snyder	Key Employee Deferred Compensation Plan	-0-
	Defined Contribution Restoration Plan	50,058

Key Employee Deferred Compensation Plan. The Key Employee Deferred Compensation Plan is a nonqualified deferred compensation plan that allows deferral of salary or short-term incentive awards on a pre-tax basis. Executive officers may defer up to 80% of their base salary or up to 100% of their short-term incentive award. The plan is unfunded and does not protect the executive from insolvency of the Company.

Amounts deferred under the Key Employee Deferred Compensation Plan are credited with earnings and investment gains and losses by assuming that deferred amounts were invested in one or more hypothetical investment options selected by the executive. Executive officers are allowed to change their investment elections at any time. The one year rates of return for such investments for fiscal 2010 are as follows: Prime Rate Fund 3.28%; PIMCO VIT Total Return AC, 7.36%; PIMCO VIT Real Return AC, 7.52%; Fidelity VIP Equity-Income SC, 8.19%; T. Rowe Price Equity Income II, 8.62%; Dreyfus Stock Index IS, 10.55%; Fidelity VIP Contrafund SC, 13.78%; Oppenheimer Capital Appreciation VA Non-SS, 9.39%; Janus AS Forty SS, 5.4%; Goldman VIT MidCap Value, 22.28%; Fidelity VIP MidCap SC, 27.25%; T. Rowe Price MidCap Growth II, 27.22%; Royce Micro-Cap IC, 27.50%; Lincoln VIPT Baron Growth Opportunities SC, 24.29%; Van Kampen UIF US Real Estate Cl I, 37.20%; Oppenheimer Global Securities VA Non-SS, 12.28%; Dreyfus VIF International Value IS, 0.03%; Janus AS Overseas SS, 26.80%; and H.B. Fuller Company stock, 5.72%. Participants who invest in the Company stock fund are eligible to receive a 10% match in Company stock. The value of the matching contributions received, if any, is disclosed in the Summary Compensation Table in this Proxy Statement. During fiscal year 2010, no named executive officers made contributions to this plan. In addition, the Compensation Committee may make discretionary contributions to a participant's Company Stock account under this plan. For fiscal year 2010, no discretionary contributions were made to any of the named executive officers listed in the Summary Compensation Table. Balances in the plan reflect amounts that have accumulated over time and directly relate to participants' length of participation in the plan, individual investment choices and individual decisions regarding the level of savings over time.

Executive officers are always 100% vested in their Key Employee Deferred Compensation Plan account and are entitled to receive a distribution from their account under the following circumstances: separation from service, death, disability, age 65, date elected or unforeseeable emergency that results in severe financial hardship that is consistent with the meaning of that term under section 409A of the IRS Code. Distributions are made in either a lump sum or, if previously elected by the executive officer, up to 11 annual installments. Distributions from the Company Stock account will be in the form of stock and all other amounts will be distributed in cash.

Defined Contribution Restoration Plan ("DC Restoration Plan"). The DC Restoration Plan is a non-qualified unfunded retirement plan that is intended to provide for retirement benefits above amounts available under H.B. Fuller's tax-qualified retirement plans. Participants in this plan receive annual credits in a bookkeeping account that is hypothetical in nature. Following are the three component accounts in the plan:

- 4% restoration plan match credit on H.B. Fuller Company 401(k) & Retirement Plan employer match to restore the company matching contribution that is restricted by IRS contribution limits, providing for a benefit of 4% of eligible compensation minus matching contributions under the H.B. Fuller Company 401(k) & Retirement Plan.
- 3% "restoration non-elective" credit provides a contribution of 3% of eligible pay in excess of the IRS annual limit for participants who were hired after December 31, 2006. Mr. Owens, Mr. Giertz and Mr. Snyder are the only named executive officers eligible for this retirement credit for fiscal year 2010.
- 7% supplemental executive retirement plan credit on all eligible earnings. During 2007, Mr. Volpi and Ms. Parriott elected to convert earned benefits under the H.B. Fuller Supplemental Executive Retirement Plan to the DC Restoration Plan effective January 1, 2008. Mr. Owens, Mr. Giertz and Mr. Snyder are participants in this plan due to their hire dates.

Contributions made on behalf of named executive officers under the DC Restoration Plan are disclosed in the "*Summary Compensation Table*" in this Proxy Statement.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

In General.

The Company has certain arrangements, policies and practices covering the named executive officers in this Proxy Statement that require it to provide compensation in the event of certain types of terminations, including certain terminations due to a change-in-control of the Company.

The information set forth below describes amounts that the Company would pay or provide to a named executive officer or his/her beneficiaries in each of the following situations: voluntary termination, involuntary for cause termination, involuntary not for cause termination or good reason termination, involuntary (not for cause) or good reason termination after a change-in control, death, disability, early retirement and retirement. The estimated amounts payable are calculated as if the termination occurred on the last business day of the fiscal year, November 26, 2010, using the closing stock price from the last business day of the fiscal year.

We have not included payments or benefits that are fully disclosed in the Pension Benefits Table or the Nonqualified Deferred Compensation Table of this Proxy Statement, unless such payment is enhanced or its vesting or other provisions are accelerated. We have also not included information or payments related to contracts, agreements, plans or arrangements to the extent that they do not discriminate in scope, term or operation in favor of the named executive officers and that are available generally to all salaried employees. We are calling these benefits "general benefits" and they include:

- Accrued Vacation Pay
- H.B. Fuller Company 401(k) & Retirement Plan (or similar applicable plan)
- Health and Welfare Benefits
- Life Insurance Proceeds

Voluntary Termination and Involuntary For Cause Termination

In the event of a voluntary termination or an involuntary for cause termination as of the last business day of the fiscal year, the Company is not obligated to provide any enhanced benefits or accelerate vesting of any existing benefits of a named executive officer.

Involuntary Not For Cause Termination or Good Reason Termination

In the event of an involuntary not for cause termination as of the last business day of the fiscal year, a named executive officer's compensation would be affected as follows:

We have a severance arrangement with each of the named executive officers. If the named executive officer's employment with the Company is involuntarily terminated at the initiative of the Company for any reason other than cause or disability or at the initiative of the executive for good reason and such termination does not occur during the protected period of a change-in-control, then the executive officer is entitled to receive certain severance benefits. Good reason means a material reduction of the executive officer's base salary, material diminution in the executive officer's authority and duties, or a required change of the executive officer's principal work location of 50 miles or more. Protected period means the 24-month period immediately following each and every change-in-control. In order to receive severance, the executive officer must sign a release of claims in favor of the Company and be in compliance with the terms of the executive severance agreement, including that the executive officer must agree not to compete with the Company or solicit customers or employees of the Company for two years after termination of employment. The severance benefit consists of the following:

- A severance payment equal to one times (two times for the CEO) base salary plus target bonus, payable over the 12 months (24 months for the CEO) following termination. Any amount over the lesser of $460,000 or two times the executives annualized compensation based upon the annual rate of pay for services to the Company for the calendar year prior to the calendar year in which the date of termination occurs shall be paid out in a lump sum at the earliest of the executive's death or six months after the date of termination.
- The executive is entitled to medical and dental insurance over 12 months (18 months for the CEO).
- Outplacement services with a value up to $20,000.

In addition, for Mr. Kenny, any benefits he receives pursuant to local law are offset against the severance benefits set forth above.

Involuntary (Not for Cause) Termination or Good Reason Termination after a Change-in-Control

We have entered into a change-in-control agreement with each of the named executive officers. The initial three-year term of these agreements automatically extends for an additional year on each subsequent anniversary of the agreement, unless our Board of Directors gives notice of non-renewal prior to an anniversary date. A protected period of 24 months follows each and every change-in-control of H.B. Fuller under the terms of these agreements. If during this protected period, the executive officer separates from service for any reason other than cause or disability, or the executive officer terminates his or her employment for good reason (including demotion, pay cut or certain relocations), the executive officer is entitled to receive a lump sum payment from us. The payment consists of the following:

- The executive will receive a target short-term incentive plan payment prorated to the date of the termination without application of any denial provisions based on unsatisfactory personal performance or any other reason.
- A severance payment equal to three times the sum of: (a) the executive's highest base salary, on an annualized basis, established by us during the period commencing three months prior to the occurrence of the change-in-control and ending on the date of the executive's termination of employment; plus (b) the executive's target annual incentive in effect immediately prior to the change-in-control.
- A payment for outplacement services of up to $25,000.
- In addition, the executive is entitled to medical and dental benefits for a three-year period following the termination of employment.

In the event severance payments are made to the named executive officers due to a change-in-control, we will adjust the payments and benefits in the event that they are subject to an excise tax imposed by Section 280G of the Internal Revenue Code and do not exceed 330% of the executive's base amount. Under these circumstances, the payments and benefits will be adjusted so that the amount of the payments equals 299% of the base amount, which is the maximum amount that can be paid without imposition of an excise tax. In the event that the payments and benefits are subject to an excise tax and exceed 330% of the executive's base amount, we have agreed to reimburse the executive for the amount of the excise tax and for any taxes imposed upon the reimbursement. The effects of the Internal Revenue Code are unpredictable and executive officers may have very different and unexpected effects based on their own particular compensation history. Therefore, these payments are intended to place an executive officer in the same position that they would have been in had they received the payments for reasons other than a change-in-control. The payments are not meant to pay regular income tax payments for an executive officer. In these situations, the Company will make payments to the executive officer to reimburse them for the excise tax, in addition to any other amounts to cover the tax imposed on the reimbursement. This is typically called a "gross-up".

We have other compensatory arrangements with our named executive officers that will be affected by a change-in-control. The DC Restoration Plan provides that if within two years after a change-in-control, we terminate a participant's employment without cause or the participant terminates his or her employment for good reason (as defined in this plan), then zero to three years (depending on the participant's position and pay grade) shall be added to both the participant's age and years of credited service for purposes of determining benefits under the plan.

In addition, in the event of a change-in-control, all shares of restricted stock, all restricted stock units and any unvested stock options outstanding under our stock incentive plans immediately vest in full.

Payments upon Death or Disability

In the event of a death or disability as of the last business day of the fiscal year, a named executive officer's compensation would be affected as follows:

- Stock options, restricted stock and restricted stock units would vest at death and at disability.
- Benefits under the Defined Contribution Restoration Plan would vest at death or disability.

In the event of Mr. Kenny's death as of the last business day of the fiscal year, his beneficiaries would be eligible to receive four times his annual base salary. In the event of a disability during which Mr. Kenny would not be able to work at all, as of the last business day of the fiscal year, Mr. Kenny would be eligible to receive 75% of his base salary after a 13 week waiting period up to a maximum payment of British Pound Sterling 158,000 per year ($255,498 on November 27, 2010). During the 13 week waiting period, the Company pays his normal base salary, allowances and fringe benefits.

Early and Normal Retirement

As of the last business day of the fiscal year, no named executive officer was eligible for early or normal retirement.

EXECUTIVE BENEFIT AND PAYMENTS UPON TERMINATION—FISCAL YEAR 2010

The following table shows potential estimated payments to the named executive officers in this Proxy Statement upon (1) involuntary (not for cause) or good reason termination, (2) involuntary (not for cause) or good reason termination after a change-in-control, and (3) death or disability. The table assumes that the termination was effective on the last business day of the fiscal year and contains estimates of amounts that would be paid to the named executive officers upon termination in addition to the base salary and short-term incentive earned by the executives during the fiscal year and any applicable pension amounts payable to the executive officers discussed under the section titled *Pension Benefits* in this Proxy Statement. Actual amounts payable to any named executive officer would only be determined after an actual event of termination. For Mr. Volpi, who resigned as President and CEO on November 19, 2010 and whose employment was terminated as of December 7, 2010, amounts are provided only in the column titled "Involuntary Not For Cause or Good Reason". Amounts paid to Mr. Volpi in connection with his termination also are set forth in the Summary Compensation Table in this Proxy Statement.

Name	Type of Payment	Involuntary Not For Cause or Good Reason ($)	Payments upon Involuntary (Not for Cause) or Good Reason Termination after a Change-in-Control ($)	Death or Disability ($)
James. J. Owens[1]				
	Short-Term Incentive Plan		257,936	
	Stock Options		271,548	271,548
	Restricted Stock		572,764	572,764
	Health and Welfare Benefits	12,960	38,880	
	Cash Severance	883,680	2,651,040	
	Outplacement Services	20,000	25,000	
	DC Restoration Plan		47,891	47,891
	Excise Tax Gross-Up		1,270,248	
	Total	916,640	5,135,307	892,203
Michele Volpi				
	Short-Term Incentive Plan			
	Stock Options			
	Restricted Stock			
	Health and Welfare Benefits	19,439		
	Cash Severance	3,260,000		
	Outplacement Services	20,000		
	DC Restoration Plan			
	Excise Tax Gross-Up			
	Total	3,299,439		
James R. Giertz				
	Short-Term Incentive Plan		249,929	
	Stock Options		264,968	264,968
	Restricted Stock		651,109	651,109
	Health and Welfare Benefits	12,960	38,880	
	Cash Severance	701,802	2,105,406	
	Outplacement Services	20,000	25,000	
	DC Restoration Plan		72,541	72,541
	Excise Tax Gross-Up		1,087,129	
	Total	734,762	4,494,962	988,618
Steven Kenny				
	Short-Term Incentive Plan		150,263	
	Stock Options		79,216	79,216
	Restricted Stock		285,325	285,325
	Health and Welfare Benefits	1,698	5,094	
	Cash Severance	530,603	1,591,810	
	Outplacement Services	20,000	25,000	
	DC Restoration Plan			
	Excise Tax Gross-Up			
	Total	552,301	2,136,708	364,541
Ann B. Parriott				
	Short-Term Incentive Plan		160,679	
	Stock Options		183,365	183,365
	Restricted Stock		401,005	401,005
	Health and Welfare Benefits	12,960	38,880	
	Cash Severance	499,009	1,497,026	
	Outplacement Services	20,000	25,000	
	DC Restoration Plan			
	Excise Tax Gross-Up		682,206	
	Total	531,969	2,988,161	584,370
Barry S. Snyder				
	Short-Term Incentive Plan		142,680	
	Stock Options		334,835	334,835
	Restricted Stock		493,206	493,206
	Health and Welfare Benefits	12,960	38,880	
	Cash Severance	442,076	1,326,228	
	Outplacement Services	20,000	25,000	
	DC Restoration Plan		26,129	26,129
	Excise Tax Gross-Up			
	Total	475,036	2,386,958	854,170

(1) For Mr. Owens, the amounts calculated in the column titled "Payments upon Involuntary (Not for Cause) or Good Reason Termination after a Change-in-Control" were calculated based on the Severance Agreement that was in effect for Mr. Owens as of the last day of the fiscal year 2010. As of December 2, 2010, Mr. Owens Severance Agreement was amended to provide for an increased benefit due to his promotion to President and CEO of the Company. See the section titled "*2011 Compensation Arrangements with James J. Owens*" in this Proxy Statement.

PROPOSAL 2—NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required pursuant to Section 14A of the Exchange Act, the Company is providing shareholders with an advisory (non-binding) vote on the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the tabular disclosure regarding such compensation and the accompanying narrative disclosure contained in this Proxy Statement.

The Company is asking shareholders to indicate their support for the compensation of our named executive officers described in this Proxy Statement. The Company has designed its executive compensation program to attract, motivate, reward and retain the executive talent required to achieve our corporate growth objectives and increase shareholder value. We believe that our compensation policies and procedures are centered on a pay-for-performance philosophy and are strongly aligned with the long-term interests of our shareholders. See "Executive Compensation—Compensation Discussion and Analysis."

In deciding how to vote on this proposal, the Board urges you to consider the following factors, many of which are more fully discussed in the "Executive Compensation—Compensation Discussion and Analysis" section of this Proxy Statement:

- The Compensation Committee has designed our executive compensation program to be competitive with the compensation offered by those peers with whom we compete for management talent.
- The Compensation Committee believes that there is a need to reasonably and fairly compensate and retain a senior management team that is relatively new to the Company and many of whom have left other executive positions to join H.B. Fuller to help attain its strategic goals.
- The Compensation Committee believes the Company's executive compensation programs have been effective at incenting the achievement of short-term financial performance metrics and long-term decision making that is in the best interests of our shareholders:
  - ➢ In fiscal 2010, we increased our revenue by 10 percent over fiscal 2009.
  - ➢ In a very difficult raw material environment, we delivered an adjusted gross margin near the adjusted gross margin for fiscal 2009—a year in which we achieved a historically high adjusted gross margin.
  - ➢ We made good progress in shifting our business portfolio toward future strategic growth opportunities.
  - ➢ Our earnings per share were up nine percent over fiscal 2009, just short of our target range of 10 to 15 percent annual growth.
  - ➢ For the 41st consecutive year in a row, we implemented an increase in the amount of our dividend that we pay to shareholders (three percent increase in fiscal 2010).

Accordingly, the Company is asking shareholders to vote FOR the following resolution at the annual meeting:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the H.B. Fuller Company named executive officers, as disclosed in the Compensation Discussion and Analysis, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in this Proxy Statement."

This advisory vote on executive compensation is not binding on the Company's Board of Directors. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements.

The Board of Directors recommends a vote FOR adoption of the resolution approving the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section and the related tabular and narrative disclosure set forth in this Proxy Statement.

PROPOSAL 3—NON-BINDING ADVISORY VOTE ON FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required pursuant to Section 14A of the Exchange Act, the Company is providing shareholders with an advisory (non-binding) vote on the frequency with which our shareholders shall have the advisory vote on executive compensation as provided in the previous proposal. By voting on this proposal, shareholders may indicate whether they would prefer an advisory vote on executive compensation once every one, two or three years. In addition, shareholders may abstain from voting. The Company is required to hold an advisory vote on frequency at least once every six years.

The Board has determined that an advisory vote on executive compensation every three years is the best approach for the Company based on a number of considerations, including the following:

- We believe the best way for shareholders to evaluate H.B. Fuller's performance is over a multi-year period because our compensation program is designed to incent and reward performance over a multi-year period based upon the long-term financial performance of the Company. For example, under our long-term incentive program we currently grant restricted stock, restricted stock unit and stock option awards that vest in three equal annual installments beginning on the first anniversary of the grant date. A vote held every three years would be more consistent with, and provide better input on, our long-term compensation program, which constitutes a significant part (approximately 40%) of the total compensation of our executive officers. For these reasons, we believe that a three-year time horizon is appropriate in order to provide shareholders with a more comprehensive view of whether our executive officer compensation programs are achieving their objectives.
- Because we believe that an effective compensation program should be consistent and incent performance over a multi-year horizon, we strive not to make frequent changes to our compensation programs. A three-year cycle is consistent with this approach.
- We believe an annual say-on-pay vote would not allow for changes to the Company's compensation program to be in place long enough to evaluate whether the changes were effective. For example, if the say-on-pay vote in April 2011 led to changes to the compensation program being made in December 2011, at the beginning of the next fiscal year, those changes would be in place only a few months before the next annual say-on-pay vote would take place in April 2012. Therefore, we believe that a three-year vote cycle gives the Board sufficient time to thoughtfully consider the results of the advisory vote and to implement any desired changes to our executive compensation policies and procedures.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain when you vote in response to the resolution set forth below:

> "RESOLVED, that the option of once every one year, two years or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a shareholder vote to approve the compensation of the named executive officers."

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by the shareholders.

Although the vote is non-binding, our Board of Directors will take into account the outcome of the vote when making future decisions about the frequency of the Company's advisory votes on executive compensation.

The Board of Directors recommends that you vote for the option of every "THREE YEARS" as the frequency with which shareholders are provided an advisory vote on the compensation of the named executive officers.

AUDIT COMMITTEE REPORT

Pursuant to its charter, the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In the exercise of that authority, we, the members of the Audit Committee, determined to engage KPMG LLP to serve as H.B. Fuller's independent registered public accounting firm for the year ending December 3, 2011.

Management is responsible for the financial reporting process, accounting principles, and internal controls and procedures designed to assure compliance with accounting standards and applicable law and regulation. Management represented to us that H.B. Fuller's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP, as H.B. Fuller's independent registered public accounting firm for fiscal year 2010, was responsible for performing an independent audit of the consolidated financial statements in accordance with U.S. generally accepted auditing standards and issuing a report.

We have reviewed and discussed the audited consolidated financial statements with management and KPMG LLP. We have also discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended (AICPA, Professional Standards, Vol 1. AU Section 380), and they have discussed with us their independence and provided to us the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence.

Based upon our review and discussions referred to above, we recommended to the Board of Directors that the audited consolidated financial statements be included in H.B. Fuller's Annual Report on Form 10-K for the fiscal year ended November 27, 2010 filed with the SEC.

Audit Committee of the Board of Directors of H.B. Fuller Company

J. Michael Losh (Chair)   Juliana L. Chugg   Thomas W. Handley   Alfredo L. Rovira

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by KPMG LLP for the audit, audit-related, tax and all other services rendered to us and our affiliates for the 2009 and 2010 fiscal years.

	2010	2009
Audit Fees	$2,187,000	$2,394,000
Audit-Related Fees	$ 180,000	$ 128,000
Tax Fees	$ 0	$ 10,000
All Other Fees	$ 0	$ 0

Audit Fees: Includes fees and expenses billed and to be billed for (i) the audit of the consolidated financial statements included in our annual report on Form 10-K, as amended (ii) the audit of the effectiveness of our internal control over financial reporting, (iii) reviews of the interim consolidated financial information included in our quarterly reports on Form 10-Q, (iv) statutory audits of certain international subsidiaries, (v) consultations concerning financial accounting and reporting and (vi) reviews of documents filed with the SEC and consents.

Audit-Related Fees: Includes fees and expenses for due diligence services pertaining to potential business acquisitions.

Tax Fees: Includes fees and expenses for U.S. federal, state and international tax planning and tax compliance services.

The Audit Committee has in place procedures to pre-approve all audit, audit-related, tax and other permissible services provided to us by our independent registered public accounting firm. We have a policy of avoiding the engagement of our independent registered public accounting firm except for audit, audit-related and tax compliance services. The Audit Committee has delegated to one or more of its members pre-approval authority with respect to permitted services, and receives a regular report from management on all such services provided to us by our independent registered public accounting firm. All of the services provided by our independent registered public accounting firm in fiscal 2010 and 2009 were pre-approved by the Audit Committee under its pre-approval procedures.

PROPOSAL 4—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP, certified public accountants, as our independent registered public accounting firm for the fiscal year ending December 3, 2011. KPMG LLP has acted as our independent registered public accounting firm since our 2004 fiscal year. While we are not required to do so, H.B. Fuller is submitting the appointment of KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending December 3, 2011 for ratification in order to ascertain the views of our shareholders on this appointment. If the shareholders do not ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm, the Audit Committee intends to reconsider that appointment. However, because of the difficulty and expense of making any change so long after the beginning of the current fiscal year, it is likely that the appointment would stand for fiscal year 2011 unless there were compelling reasons for making an immediate change.

Representatives of KPMG LLP will be present at the meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC rules allow a single copy of the proxy statement and annual report to be delivered to multiple shareholders sharing the same address and last name, or who we reasonably believe are members of the same family, and who consent to receive a single copy of these materials in a manner provided by these rules. This practice is referred to as "householding" and can result in significant savings of paper and mailing costs. Although we do not household for our registered shareholders, some brokers household H.B. Fuller Company proxy statements and annual reports, delivering a single copy of each to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of our proxy statement or annual report, or if you are receiving multiple copies of either document and wish to receive only one, please notify your broker. The Company will deliver promptly upon written or oral request a separate copy of our proxy statement and/ or our annual report to a shareholder at a shared address to which a single copy of either document was delivered. For copies of either or both documents, shareholders should write to Corporate Secretary, H.B. Fuller Company, or call (651) 236-5825.

DIRECTIONS TO H.B. FULLER COMPANY

1200 Willow Lake Boulevard
St. Paul, Minnesota
651-236-5900



61
County Road E
County Road E
35E
Labore Rd.
Willow Lake Blvd
Willow Lake Blvd
Fuller Way
Willow Lake Dr
Corporate Headquarters
H.B. Fuller
H.B. Fuller
35E
Willow Lake
N
61
W
E
S
Labore Rd.
694
694

Directions:

From the North: Take I-35E south to County Road E. Take the County E exit (Exit 115) and turn left onto County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

From the South: Take I-35E north to County Road E (approx. 10 miles from downtown St. Paul). Take the County E exit (Exit 115) and turn right on County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

From the West: Take I-494 or I-94 east to I-35E north. Follow I-35E north to County Road E. Take the County E exit (Exit 115) and turn right on County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

From the East: Take I-694 west to I-35E north. Follow I-35E north to County Road E. Take the County E exit (Exit 115) and turn right on County Road E. Take County Road E east to Labore Road (second stoplight) and turn right. Follow Labore Road to Willow Lake Blvd and turn left. Turn right into H.B. Fuller's corporate headquarters entrance at 1200 Willow Lake Blvd and continue to stop sign. Turn left at stop sign and proceed to parking lot.

PARKING: Parking is available in the parking lot of the H.B. Fuller Company headquarters.


H.B. Fuller


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CORPORATE INFORMATION

BOARD OF DIRECTORS:

LEE R. MITAU
Chairman of the Board, H.B. Fuller Company
Executive Vice President and General Counsel
U.S. Bancorp

JULIANA L. CHUGG
Senior Vice President, President Meals Division
General Mills, Inc.

THOMAS W. HANDLEY
President
Global Food & Beverage Sector
Ecolab Inc.

J. MICHAEL LOSH
Private Investor

JAMES OWENS
President and Chief Executive Officer
H.B. Fuller Company

ALFREDO L. ROVIRA
Managing Partner
Brons & Salas and Co-Chairman
of the Corporate Law Department of that firm

JOHN C. VAN RODEN, JR.
Chairman of the Board
Airgas, Inc.

R. WILLIAM VAN SANT
Operating Partner
Stone Arch Capital, LLC

OFFICERS

JAMES OWENS
President and Chief Executive Officer

JAMES GIERTZ
Senior Vice President and Chief Financial Officer

STEVEN KENNY
Senior Vice President, EIMEA

KEVIN GILLIGAN
Vice President, Asia Pacific

TIMOTHY KEENAN
Vice President, General Counsel and Corporate Secretary

JAMES MCCREARY, JR.
Vice President, Corporate Controller

ANN PARRIOTT
Vice President, Human Resources

CHERYL REINITZ
Vice President, Treasurer

BARRY SNYDER
Vice President, Chief Technology Officer

Financial Reconciliations and Footnotes:

[1] 2010 gross profit excluded $1.8 million of costs related to exiting the polysulfide product line in our EIMEA segment

[2] 2010 SG&A expense excluded $0.8 million of costs related to exiting the polysulfide product line in our EIMEA segment
2006 SG&A expense included $12.3 million in charges associated with a separation agreement entered into with the company's former chief executive officer

[3] Operating income is a non-GAAP financial measure defined as gross profit less SG&A expense. See reconciliation below (in millions U.S.)

	2003	2004	2005	2006	2007	2008	2009	2010
Gross profit	$ 320.2	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 399.0
Less: SG&A expense	$ 259.1	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.1
Operating income	$ 61.1	$ 55.7	$ 78.4	$ 109.5	$ 142.8	$ 109.6	$ 107.2	$ 106.9
% of Net revenue	5.4%	4.5%	5.9%	7.9%	10.2%	7.9%	8.7%	7.9%

[4] EBITDA is a non-GAAP financial measure defined as gross profit less SG&A expense plus depreciation expense plus amortization expense. See reconciliation below (in millions U.S.)

	2003	2004	2005	2006	2007	2008	2009	2010
Gross profit	$ 320.2	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 399.0
Less: SG&A expense	$ 259.1	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.1
Plus: Depreciation expense	$ 46.5	$ 49.8	$ 46.8	$ 37.7	$ 36.4	$ 34.3	$ 34.7	$ 30.4
Plus: Amortization expense	$ 2.3	$ 2.6	$ 2.8	$ 9.0	$ 14.0	$ 11.8	$ 12.0	$ 10.8
EBITDA	$ 109.9	$ 108.1	$ 128.0	$ 156.2	$ 193.2	$ 155.7	$ 153.9	$ 148.1
% of Net revenue	9.8%	8.8%	9.6%	11.3%	13.8%	11.2%	12.5%	10.9%

[5] Net income attributable to H.B. Fuller from continuing operations before cumulative effect of accounting change divided by weighted-average common shares outstanding - diluted.

[6] Excludes the effects of goodwill and other non-cash impairment charges:

Net income attributable to H.B. Fuller per diluted share as reported	$ 0.36
Add back negative EPS impact from goodwill and other non-cash impairment charges	$ 1.05
Net income attributable to H.B. Fuller per diluted share as reported, excluding the effects of unusual items listed above	$ 1.41

[7] Excludes the effects of the Roanoke litigation settlement and goodwill impairment charges:

Net income attributable to H.B. Fuller per diluted share as reported	$ 1.70
Less positive EPS impact from Roanoke litigation settlement	$ (0.24)
Add back negative EPS impact from goodwill impairment charges	$ 0.01
Net income attributable to H.B. Fuller per diluted share, excluding effects of unusual items listed above	$ 1.47

[8] Excludes the effects of costs related to exiting the polysulfide product line in our EIMEA segment:

Net income attributable to H.B. Fuller per diluted share as reported	$ 1.43
Add back negative EPS impact from costs related to exiting the polysulfide product line in our EIMEA segment	$ 0.17
Net income attributable to H.B. Fuller per diluted share excluding the effects of unusual items listed above	$ 1.60

[9] Return on gross investment (ROGI) is defined as gross cash flow divided by gross investment. See page 35 of the Form 10-K, included in this report, for a more detailed explanation and reconciliation to GAAP-based data.

Gross cash flow for a given period is calculated as: (gross profit – SG&A expense) X (1-an assumed tax rate of 29%) + depreciation expense + amortization expense – maintenance capital expenditure (defined as 50% of depreciation expense)

Gross investment for a given period is calculated as: total assets + accumulated depreciation – non-debt current liabilities – cash

Regulation G: The information presented in this report regarding operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), net income attributable to H.B. Fuller per diluted share excluding the effects of unusual items listed above, and ROGI, does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the company and in understanding the comparability of results in light of the items identified in this report. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results.



Corporate Headquarters

H.B. Fuller Company
P.O. Box 64683
1200 Willow Lake Boulevard
St. Paul, MN 55164-0683
www.hbfuller.com

Regional Headquarters

H.B. Fuller (Shanghai) Consulting Ltd.
No. 1 Building
No. 899 ZuChong Zhi Road
Zhangjiang Hi-Tech Technology Park
Pudong, Shanghai 201 203
P.R. China

H.B. Fuller Europe GmbH
Stampfenbachstrasse 52
CH-8006 Zurich
Switzerland

Kativo Chemical Industries, S.A.
1 Km. Oeste Recope
Alto de Ochomogo
Cartago, Costa Rica